FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013

Certain defined terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refers to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares classified as equity. The abbreviations ‘US$m’ and ‘US$bn’ represent millions and billions (thousands of millions) of US dollars, respectively.

Cautionary statement regarding forward-looking statements

The Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (‘Pillar 3 Disclosures 2013’) contain certain forward-looking statements with respect to HSBC’s financial condition, results of operations and business.

Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These factors include changes in general economic conditions in the markets in which we operate, changes in government policy and regulation and factors specific to HSBC.

Verification

Whilst the Pillar 3 Disclosures 2013 are not required to be externally audited, the document has been verified internally in accordance with the Group’s policies on disclosure and its financial reporting and governance processes. Controls comparable to those for the Annual Report and Accounts 2013 have been applied to confirm compliance with PRA Handbook rules in BIPRU 11 and consistency with HSBC’s governance, business model and other disclosures.

Frequency

We publish comprehensive Pillar 3 disclosures annually on the HSBC internet site www.hsbc.com, simultaneously with the release of our Annual Report and Accounts 2013. Our interim reports and management statements include relevant summarised regulatory capital information complementing the financial and risk information presented there.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Who we are

HSBC is one of the largest banking and
financial services organisations in the world.

Customers:

54 million

Served by:

254,000 employees

Through four global businesses:

Retail Banking and Wealth Management

Commercial Banking

Global Banking and Markets

Global Private Banking

Located in:

75 countries and territories

Across six geographical regions:

Europe

Hong Kong

Rest of Asia-Pacific

Middle East and North Africa

North America

Latin America

Offices:

Over 6,300

Global headquarters:

London

Market capitalisation:

US$207 billion

Listed on stock exchanges in:

London

Hong Kong

New York

Paris

Bermuda

Shareholders:

216,000 in 131 countries and territories

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Introduction

Purpose

This document comprises HSBC’s Pillar 3 disclosures on capital and risk management at 31 December 2013. It has two principal purposes:

•

to meet the regulatory disclosure requirements under the rules of the United Kingdom (‘UK’) Prudential Regulation Authority (‘PRA’) set out in BIPRU, the Prudential Sourcebook for Banks, Building Societies and Investment Firms, Chapter 11, and as the PRA has otherwise directed; and

•	to provide further useful information on the capital and risk profile of the HSBC Group, in particular on the impact of the European and UK implementation of the Basel III framework.

Additional relevant information may be found in the HSBC Holdings plc Annual Report and Accounts 2013.

Key regulatory metrics

Core tier 1 capital	Core tier 1 ratio	Total RWAs

US$149.1bn – up 7%	13.6%	US$1,093bn – down 3%

2012: US$138.8bn	2012: 12.3%	2012: US$1,124bn
2011: US$122.4bn	2011: 10.1%	2011: US$1,210bn

Tier 1 capital	Tier 1 ratio	Credit risk EAD

US$158.2bn – up 5%	14.5%	US$2,160bn – down 1%

2012: US$151.0bn	2012: 13.4%	2012: US$2,171bn
2011: US$139.5bn	2011: 11.5%	2011: US$2,183bn

Total regulatory capital	Total capital ratio	Credit risk RWA density

US$194.0bn – up7%	17.8%	40%

2012: US$180.8bn	2012: 16.1%	2012: 41%
2011: US$170.3bn	2011: 14.1%	2011: 44%

Common equity tier 1 capital	Common equity tier 1 ratio[1]	Estimated CRD IV RWAs

US$132.5bn – up 8%	10.9%	US$1,215bn – down 6%

2012: US$122.5bn	2012: 9.5%	2012: US$1,292bn

Leverage ratio[2]

4.4%

2012: 4.2%

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 1: Pillar 1 overview

	RWAs			Capital required[3]
	2013	2012		2013	2012
	US$bn	US$bn		US$bn	US$bn

Credit risk	864.3	898.4	– down 4%	69.1	71.9
Standardised approach	329.5	374.5		26.4	30.0
IRB foundation approach	13.6	10.3		1.1	0.8
IRB advanced approach	521.2	513.6		41.6	41.1

Counterparty credit risk[4]	45.8	48.3	– down 5%	3.7	3.9
Standardised approach	3.6	2.6		0.3	0.2
IRB approach	42.2	45.7		3.4	3.7

Market risk	63.4	54.9	– up 15%	5.1	4.4
Operational risk	119.2	122.3	– down 3%	9.5	9.8

Total	1,092.7	1,123.9	– down 3%	87.4	90.0

Of which:
Run-off portfolios	104.9	145.7		8.4	11.7
Legacy credit in GB&M	26.4	38.6		2.1	3.1
US CML and Other[5]	78.5	107.1		6.3	8.6
Card and Retail Services[6]	1.1	6.9		0.1	0.6

1	A Basel III measure of common equity tier 1 (‘CET 1’) capital expressed as a percentage of total risk exposure amount.
2	For a detailed basis of preparation, see Appendix III.
3	‘Capital required’, here and in all tables where the term is used, represents the Pillar I capital charge at 8% of RWAs.
4	For a breakdown of counterparty credit risk (‘CCR’) exposure and RWAs by internal model and mark-to-market methods, see table 35.
5	Other includes treasury services related to the US Consumer and Mortgage Lending (‘CML’) business and operations in run-off.
6	Operational risk RWAs, under the standardised approach, are calculated using an average of the last three years’ revenues. For business disposals, the operational risk RWAs are not released immediately on disposal, but diminish over a period of time. The RWAs for the Card and Retail Services business at 31 December 2013 represent the remaining operational risk RWAs for this business.

RWAs by risk type	Credit risk RWAs by Basel approach

RWAs by geographical region	RWAs by global business

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Regulatory framework for disclosures

HSBC is supervised on a consolidated basis in the UK where, on 1 April 2013, three new regulatory bodies were established: the Financial Policy Committee (‘FPC’), the PRA and the Financial Conduct Authority (‘FCA’).

The FPC does not directly supervise firms, being responsible for macro-prudential regulation and considering systemic risk affecting economic and financial stability. The FPC does, however, have power to direct the PRA or FCA, and it may make recommendations to the Treasury, to the PRA, FCA or ‘other persons’. The PRA and FCA inherited the micro-prudential supervisory functions of the Financial Services Authority (‘FSA’), and hold formal powers to issue directions to qualifying parent undertaking entities such as HSBC Holdings plc.

As the PRA supervises HSBC on a consolidated basis, it receives information on the capital adequacy of, and sets capital requirements for, the Group as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their local capital adequacy requirements. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

At consolidated group level, we calculated capital for prudential regulatory reporting purposes throughout 2013 using the Basel II framework of the Basel Committee on Banking Supervision (‘Basel Committee’), as implemented by the European Union (‘EU’) in the (amended) Capital Requirements Directive, and subsequently by the FSA and, latterly, the PRA in their rulebooks for the UK banking industry.

The Basel II framework has been updated by the Basel Committee in Basel III, which in the EU has been implemented with legal effect from 1 January 2014 through a Directive and a Regulation (‘CRD IV’) which together supersede earlier Directives. Significant matters within the scope of CRD IV include the quality and quantity of regulatory capital, the calculation of capital requirements for major risk types, liquidity and funding, capital buffers and leverage.

The regulators of Group banking entities outside the EU are at varying stages of implementation of the Basel framework; local regulation in 2013 may have been still on a Basel I basis, on Basel II, or in some cases already on Basel III.

In December 2013, the PRA issued final rules implementing CRD IV in the UK. In summary, these deploy available national discretion in order to accelerate significantly the transition timetable to full ‘end-point’ CRD IV compliance. They apply to HSBC, being headquartered in the UK, on a group consolidated basis. Details are set out under ‘Basel III implementation and CRD IV’ on page 23 of this Report.

Important elements of the capital adequacy framework in the UK have yet to be clarified, and uncertainties remain around the amount of capital that banks will be required to hold. These include the quantification and interaction of capital buffers and the definitions of several significant adjustments to regulatory capital. In addition, many technical standards and guidelines have been issued by the European Banking Authority (‘EBA’) in draft form for consultation, or are pending publication in 2014. These require adoption by the European Commission to come legally into force.

Moreover, the environment for approval and operation of internal ratings-based (‘IRB’) analytical models remains challenging. During 2013, the PRA introduced a number of measures to constrain modelling approaches used to calculate RWAs; these generally have driven higher capital requirements. These measures included a 45% floor for loss-given-default (‘LGD’) on senior unsecured sovereign IRB exposures and a requirement to adopt supervisory slotting for certain commercial real estate exposures. Given that all European Economic Area (‘EEA’) sovereign exposures are treated under the standardised approach, the new LGD floor effectively only applies to non-EEA sovereign exposures. Further details are set out in the RWA commentary from page 17 and in Wholesale models from page 42 below.

In November 2013, the PRA published its expectations in relation to capital ratios of major UK banks and building societies, namely that from 1 January 2014 capital resources should be held equivalent to at least 7% of RWAs, using a CRD IV end point definition of CET1 but after taking into account any adjustments set by the PRA to reflect the FPC’s capital shortfall exercise recommendations. These include an assessment of expected future losses and future costs of conduct redress, and adjusting for a more prudent calculation of risk weights. In addition to the above, the PRA has established for the Group a forward-looking Basel III end point CET1 target ratio, post-FPC adjustments, to be met by 2019. This effectively replaced the capital resources floor that was set by the FSA towards the end of 2012.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Our approach to managing Group capital is designed to ensure that we exceed current regulatory requirements and are well placed to meet those expected in the future. In 2013, we managed our capital position to meet an internal target CET1 ratio of 9.5-10.5% on a CRD IV end point basis, changing to greater than 10% from 1 January 2014. We continue to keep this under review.

Pillar 3 Disclosures 2013

Basel II is structured around three ‘pillars’. The Pillar 1 minimum capital requirements and Pillar 2 supervisory review process are complemented by Pillar 3: market discipline. The aim of Pillar 3 is to produce disclosures which allow market participants to assess the scope of application by banks of the Basel framework and the rules in their jurisdiction, their capital condition, risk exposures and risk assessment processes, and hence their capital adequacy. Pillar 3 requires all material risks to be disclosed, enabling a comprehensive view of a bank’s risk profile.

The Pillar 3 Disclosures 2013 comprise all information required under Pillar 3 in the UK, both quantitative and qualitative, and are prepared at the HSBC Group consolidated level. Where disclosure has been withheld as proprietary or non-material, as the rules permit, we comment as appropriate. The PRA also allows certain Pillar 3 requirements to be met by inclusion within the financial statements.

Where we adopt this approach, references are provided to the relevant pages of the Annual Report and Accounts 2013.

We continue to engage constructively in the work of the UK authorities and industry associations to improve the transparency and comparability of UK banks’ Pillar 3 disclosures. We also take due account of other regulatory assessments, such as reviews by the EBA of best practice in historical disclosures. Our 2013 disclosures further enhance our implementation at 2012 year-end of the recommendations of the Enhanced Disclosure Task Force (‘EDTF’) in October 2012, taking account of their subsequent progress report.

An overview of disclosures reflecting HSBC’s implementation of those recommendations is given on page 131 of the Annual Report and Accounts 2013.

The disclosures in this report have mainly been prepared according to the Basel II rules that remained in place until and at 2013 year-end.

With CRD IV coming into force on 1 January 2014, and reflecting the way we now manage capital, we have further developed our disclosures of our estimated capital position at 2013 year-end on an end point CRD IV basis with regard to both the supply of, and the demand for, capital. We also make certain disclosures in line with PRA requirements for UK banks on the composition of capital and leverage in a Basel III/ CRD IV environment. These disclosures are clearly distinguished from those made on a Basel II basis.

The principal changes to our Pillar 3 Disclosures 2013, compared with the prior year, are:

•	enhanced capital and leverage disclosures:

–	an extended analysis of the different scope of our financial accounting and regulatory balance sheets;

–	development of tables on the composition of regulatory capital on transitional and end-point CRD IV bases; and

–	a reconciliation of the leverage ratio exposure measure to financial balance sheet assets.

•	more granular risk disclosures:

–	new tables on the key characteristics of our principal credit IRB models, wholesale and retail, and market risk models;

–	a corporate portfolio analysis by geography;

–	more granular backtesting data for retail risk analytical models; and

–	an improved analysis of expected loss (‘EL’), impairment charges and allowances.

•	other items:

–	enhancement of the Glossary; and

–	presentational improvements, e.g. charts for Tables 19 and 22 on portfolio quality distribution.

Future developments

UK regulatory update

The UK authorities have a number of areas of ongoing regulatory focus. A common theme is the ability of banks’ internal models to adequately capture the risk of the portfolio.

During 2013, the PRA proposed a wholesale LGD and exposure at default (‘EAD’) framework to UK banks that includes the treatment of low-default portfolios. This imposed LGD and EAD floors based on the foundation approach in the case of portfolios with data quality shortcomings and also those with fewer than 20 events of default per country.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

In December 2013, the PRA concluded its review of HSBC and confirmed that the floors should be implemented across a range of portfolios by the end of March 2014. Work is underway to implement the change, which is currently estimated to have a negative impact on our CET1 ratio in the range of 25bps to 35bps.

In December 2013, the PRA issued its Supervisory Statement SS13/13 in relation to Market Risk. This requires firms to identify risks not adequately captured by models and to hold additional funds against those under its Risks not in VaR (‘RNIV’) framework. In assessing these risks, no offsetting or diversification will be allowed across risk factors. To align with this, we are currently reviewing and revising our methodology.

In July 2013, the EBA published a consultation paper on prudent valuation together with a Quantitative Impact Study. We await the outcome of the EBA consultation process and the finalised standard during 2014.

Systemically important banks

In parallel with the Basel III proposals, the Basel Committee issued a consultative document in July 2011, ‘Global systemically important banks: assessment methodology and the additional loss absorbency requirement’. In November 2011, it published its rules and the Financial Stability Board (‘FSB’) issued the initial list of global systemically important banks (‘G-SIB’s). This list, which includes HSBC and 28 other major banks from around the world, will be re-assessed periodically through annual re-scoring of the individual banks and a triennial review of the methodology.

The banks included in the list, depending on their relative ranking, will be required to hold a buffer in the form of CET1 capital on a scale between 1% and 2.5%. The requirements, initially for those banks identified as G-SIBs in November 2014, on the basis of end-2013 data, are envisaged to be phased in from 1 January 2016, becoming fully effective on 1 January 2019. However, national regulators have discretion to introduce higher thresholds than the minima.

In July 2013, the Basel Committee issued updated final rules, ‘Global systemically important banks: updated assessment methodology and the additional loss absorbency requirement’. Based on this, in November 2013 the FSB and the Basel Committee updated the list of G-SIBs, using end-2012 data. One more institution was added to the list of 28 banking groups identified as G-SIBs in 2012, increasing the overall number to 29. The add-

on of 2.5% previously assigned to HSBC was left unchanged.

The EBA is currently consulting on the implementation of the Basel methodology within the EU.

Regulatory capital buffers

CRD IV, in addition to giving effect to the Basel Committee’s surcharge for G-SIBs in the form of a global systemically important institutions buffer (‘G-SIIB’), establishes a number of additional capital buffers, to be met by CET1 capital, broadly aligned with the Basel III framework. CRD IV contemplates that these will be phased in from 1 January 2016, subject to national discretion.

These new capital requirements include a capital conservation buffer designed to ensure banks build up capital outside periods of stress that can be drawn down when losses are incurred, set at 2.5% of RWAs.

Additionally, CRD IV sets out a systemic risk buffer (‘SRB’) for the financial sector as a whole, or one or more sub-sectors, to be deployed as necessary by each EU member state with a view to mitigate structural macro-prudential risk. It is expected that, if such a risk was found to be prevalent, the SRB would be set at a minimum of 1% of the exposures to which it would apply. This is not restricted to exposures within the member state itself. To the extent it would apply at a global level, it is expected that the higher of the G-SIIB and the SRB would apply.

To implement the CRD IV capital buffers in the UK, in August 2013 the PRA issued a consultation proposing changes to the Pillar 2 framework and explaining its interaction with the buffers. Under the Pillar 2 framework, banks are already required to hold capital in respect of the internal capital adequacy assessment and supervisory review which leads to a final determination by the PRA of individual capital guidance under Pillar 2A. This is currently met by total capital, and in accordance with PS 7/13, is now to be met 56% by CET1 from 1 January 2015.

The PRA also proposed to introduce a PRA buffer, to replace the current capital planning add-on (known as Pillar 2B), also to be held in the form of CET1 capital.

The PRA buffer is intended to be calculated independently and then compared to the extent to which other CRD IV buffers may already cover the same risks. Depending upon the business undertaken by an individual firm, the PRA has

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

stated its expectation that the capital conservation buffer and relevant systemic buffers should serve a similar purpose to the PRA buffer and therefore be deducted from it.

In PS 7/13, the PRA delayed the publication of the remaining rules on capital buffers, pending confirmation from HM Treasury of the UK authority responsible for setting the systemic buffers. The designated UK authority will have the discretion to set the precise buffer rates above the CRD IV minima and to accelerate the timetable for their implementation.

CRD IV also contemplates a cyclical buffer in line with Basel III, in the form of an institution- specific countercyclical capital buffer (‘CCB’), to protect against future losses where unsustainable levels of leverage, debt or credit growth pose a systemic threat. Should a CCB be required, it is expected to be set in the range of 0-2.5%, whereby the rate shall consist of the weighted average of the CCB rates that apply in the jurisdictions where relevant exposures are located.

In January 2014, the FPC issued a policy statement on its powers to supplement capital requirements, through use of the CCB and the sectoral capital requirements (‘SCR’) tools. The CCB allows the FPC to raise capital requirements above the microprudential level for all exposures to borrowers in the UK. The SCR is a more targeted tool which allows the FPC to increase capital requirements above minimum regulatory standards for exposures to three broad sectors judged to pose a risk to the stability of the financial system as a whole: residential and commercial property; and other parts of the financial sector, potentially on a global basis.

In October 2013, the Bank of England published a discussion paper ‘A framework for stress testing the UK banking system’. The framework replaces the current stress testing for the capital planning buffer with annual concurrent stress tests, the results of which are expected to inform the setting of the PRA buffer, the CCB, sectoral capital requirements and other FPC recommendations to the PRA. The PRA is expected to further consult on Pillar 2, the transition to the PRA buffer and the relationship between the PRA buffer and the stress testing exercise in 2014.

Until outstanding consultations are published and guidance issued, there remains uncertainty as to the interaction between these buffers, the exact buffer rate requirements and the ultimate capital impact.

For a high-level representation of the proposed buffers under the new regime, see figure below.

Potential effect of regulatory proposals on HSBC’s capital requirements

Given the developments outlined above, it remains uncertain what HSBC’s final capital requirement will be. However, elements of the capital requirements that are known to date are as follows:

%
Minimum CET1[1]	4.5
Capital conservation buffer[1]	2.5
G-SIIB buffer (to be phased in up to 2019)[2]	2.5

1	In November 2013, the PRA published its expectations that from 1 January 2014, capital resources should be held equivalent to at least 7% of risk-weighted assets using a CRD IV end point definition of CET1 but after taking into account any adjustments set by the PRA to reflect the FPC’s capital shortfall exercise recommendations. We assume but it has not yet been confirmed that the 7% constitutes the 4.5% minimum CET1 and the 2.5% capital conservation buffer requirements.
2	The systemic buffers are still pending transposition in the UK.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

In December 2011, against the backdrop of eurozone instability, the EBA recommended that banks aim to reach a 9% EBA-defined core tier 1 ratio by the end of June 2012. In July 2013, the EBA replaced the 2011 recapitalisation recommendation with a new measure on capital preservation. This equates for HSBC to US$104bn, compared with actual core tier 1 capital held of US$141bn at 30 June 2013. To monitor this, banks submitted additional reporting and capital plans in November 2013 to demonstrate that appropriate levels of capital are being preserved. The EBA indicated they will review this recommendation by December 2014.

RWA integrity

In July 2013, the Basel Committee published its findings on the ‘Analysis of risk-weighted assets for credit risk in the banking book’, reporting that while the majority of RWA variability arises from the underlying credit quality of a portfolio, differences also arise from banks’ choices under the IRB approach. One of its recommendations to counteract this variance was the introduction of new or increased capital floors.

In parallel with the above and as part of the review of the Basel capital framework, also in July 2013, the Basel Committee published a discussion paper on its findings, ‘The regulatory framework: balancing risk sensitivity, simplicity and comparability’. The Basel Committee proposed that a range of measures should be considered, including the possibility of additional floors, as a potential tool to constrain the effect of variation in RWAs derived from internal model outputs, to provide further comfort that banks’ risks are adequately capitalised and to make capital ratios more comparable.

In November 2013, the FPC postponed a decision on whether to propose parallel RWA disclosures by UK banks on the Basel standardised approach, pending further assessment by the PRA of the merits, cost and benefits of such a proposition.

In December 2013, the EBA published the final results of its investigation into RWAs in the banking book, aimed at identifying any material difference in RWA outcomes between banks and understanding the sources of such differences. The report concluded that differences in implementation of the IRB approach were linked to differences in practice on the part of both supervisors and banks.

The EBA set out a number of policy recommendations to address its findings. These include enhancing the disclosure and transparency of RWA-related information, supporting supervisors in properly implementing the single rulebook with the delivery of existing mandates set out in CRD IV and developing additional guidance that specifically addresses and facilitates consistency in supervisory and bank practice.

We are reviewing these proposals and aim to further develop the measures that have already been taken to support and provide transparency to our metrics, such as RWA flow analysis (on pages 302 and 303 of the Annual Report and Accounts 2013) and RWA density analysis (on page 36 of this report), which reflects our compliance with the EDTF framework.

Structural banking reform

The Independent Commission on Banking (‘ICB’) published its final report in September 2011 and the UK government expressed broad approval for the principle of establishing a ring-fenced bank for retail banking activities and greater loss absorbing capacity.

In December 2013, the UK’s Financial Services (Banking Reform) Act 2013 received Royal Assent, becoming primary legislation. It implements the recommendations of the ICB and of the Parliamentary Commission on Banking Standards, which inter alia establish a framework for ‘ring-fencing’ the UK retail banking from trading activities, and sets out requirements for loss absorbency in the form of equity capital and loss absorbing debt. The PRA, subject to the approval of HM Treasury, is empowered to require banking groups to restructure their operations if it considers that the operation of the ring-fence in a group is proving to be ineffective. The exercise of these powers may lead to groups being required to split their retail and investment banking operations into separate corporate groups. A consultation has also taken place on draft secondary legislation setting out further details but the underlying rules from supervisory authorities are not yet available.

The UK’s Financial Services (Banking Reform) Act 2013 also creates a ‘bail-in’ mechanism as an additional resolution tool alongside existing options to transfer all or part of the bank to a private sector purchaser, to transfer parts of the bank to a new ‘bridge’ bank which is later sold or takes the bank into temporary public sector ownership. In a ‘bail-in’, shareholders and creditors in the bank have their investments written down in value or converted into new interests (such as new shares) without the bank being placed in

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

liquidation. This allows the bank to continue to provide its core banking services without interruption and ensures that the solvency of the bank is addressed without taxpayer support, while also allowing the Bank of England to provide temporary funding to this newly solvent bank. Certain liabilities such as deposits protected by the Financial Services Compensation Scheme are excluded from bail-in. It is intended that these bail-in provisions will be consistent with the European Recovery and Resolution Directive once it comes into force.

The UK government intends to complete the legislative process by the end of this Parliament in May 2015 and to have reforms in place by 2019.

In February 2012, the European Commission appointed a High Level Expert Group under the Governor of the Bank of Finland, Erkki Liikanen, to consider potential structural changes in banks within the EU. The group recommended, inter alia, the ring-fencing of certain market-making and trading activities from the deposit-taking and retail payments activities of major banks and possible amendments to the use of bail-in instruments as a resolution tool, as well as a number of other comments.

In January 2014, following a consultation period, the European Commission published its own legislative proposals on the structural reform of the European banking sector which would prohibit proprietary trading in financial instruments and commodities, and enable supervisors to require trading activities such as market-making, complex derivatives and securitisation operations to be undertaken in a separate subsidiary from deposit taking activities.

The ring-fenced deposit taking entity would be subject to separation from the trading entity including capital and management structures, issuance of own debt and arms-length transactions between entities.

The proposals allow for derogation from these requirements for super-equivalent national regimes.

On the current basis, it is understood that non-EU subsidiaries of the Group which could be separately resolved without a threat to the financial stability of the EU would be excluded from the proposals.

The proposals will now be subject to discussion in the European Parliament and the Council of Ministers (representing the EU member states) and are not expected to be finalised in 2014. The implementation date for any separation under the final rules would depend upon the date on which the final legislation is agreed.

The relationship between the UK, French, German and any EU proposals has still to be clarified (as does the interactivity between any of these proposals and the US Volcker Rule), although the G20 has asked the FSB, in collaboration with the IMF and OECD, to assess the cross-border consistency and global financial stability implications of structural measures, to be completed by the end of 2014.

Comparison with the Annual Report and Accounts 2013

Basis of consolidation

The basis of consolidation for the purpose of financial accounting under International Financial Reporting Standards (‘IFRSs’), described on page 430 of the Annual Report and Accounts 2013, differs from that used for regulatory purposes as described in ‘Structure of the regulatory group’ on page 12. Table 2 below provides a reconciliation of the balance sheet from the financial accounting to the regulatory scope of consolidation.

It is the regulatory balance sheet, and not the financial accounting balance sheet, which forms the basis for the calculation of regulatory capital requirements. The alphabetic references in this table link to the corresponding references in table 4: ‘Composition of Regulatory Capital’ on page 15, identifying those balances which form part of that calculation.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 2: Reconciliation of balance sheets – financial accounting to regulatory scope of consolidation

		At 31 December 2013
		Accounting balance sheet	Decon- solidation of insurance/ other entities	Consolidation of banking associates	Regulatory balance sheet
	Ref	US$m	US$m	US$m	US$m

Assets
Trading assets		303,192	32	1,686	304,910
Loans and advances to customers		1,080,304	(13,182)	110,168	1,177,290
of which:
– impairment allowances on IRB portfolios	i	(9,476)	–	–	(9,476)
– impairment allowances on standardised portfolios	k	(5,667)	–	(2,465)	(8,132)

Financial investments		425,925	(52,680)	31,430	404,675
Capital invested in insurance and other entities		–	9,135	–	9,135
Interests in associates and joint ventures		16,640	–	(15,982)	658
of which:
– positive goodwill on acquisition	h	608	–	(593)	15

Goodwill and intangible assets	h	29,918	(5,369)	631	25,180
Other assets		815,339	(37,634)	57,477	835,182
of which:
– goodwill and intangible assets of disposal groups held for sale	h	3	–	–	3
– retirement benefit assets	g	2,140	–	–	2,140
– impairment allowances on assets held for sale		(111)	–	–	(111)
of which:
– IRB portfolios	i	–	–	–	–
– standardised portfolios	k	(111)	–	–	(111)

Total assets		2,671,318	(99,698)	185,410	2,757,030

Liabilities and equity
Deposits by banks		129,212	(193)	33,296	162,315
Customer accounts		1,482,812	(711)	142,924	1,625,025
Trading liabilities		207,025	(129)	161	207,057
Financial liabilities designated at fair value		89,084	(13,471)	–	75,613
of which:
– term subordinated debt included in tier 2 capital	m	18,230	–	–	18,230
– hybrid capital securities included in tier 1 capital	j	3,685	–	–	3,685

Debt securities in issue		104,080	(9,692)	1,021	95,409
Retirement benefit liabilities	g	2,931	(11)	56	2,976
Subordinated liabilities		28,976	2	2,961	31,939
of which:
– hybrid capital securities included in tier 1 capital.	j	2,873	–	–	2,873
– perpetual subordinated debt included in tier 2 capital	l	2,777	–	–	2,777
– term subordinated debt included in tier 2 capital	m	23,326	–	–	23,326

Other liabilities		436,739	(73,570)	4,991	368,160
of which:
– contingent liabilities and contractual commitments		177	–	–	177
of which:
– credit-related provisions on IRB portfolios	i	155	–	–	155
– credit-related provisions on standardised portfolios	k	22	–	–	22

Total shareholders’ equity	a	181,871	(1,166)	–	180,705
of which:
– other equity instruments included in tier 1 capital	c, j	5,851	–	–	5,851
– preference share premium included in tier 1 capital	b	1,405	–	–	1,405

Non-controlling interests	d	8,588	(757)	–	7,831
of which:
– non-cumulative preference shares issued by subsidiaries included in tier 1 capital	e	2,388	–	–	2,388
– non-controlling interests included in tier 2 capital, cumulative preferred stock	f	300	–	–	300
– non-controlling interests attributable to holders of ordinary shares in subsidiaries included in tier 2 capital	f,m	188	–	–	188

Total liabilities and equity		2,671,318	(99,698)	185,410	2,757,030

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Reconciliation of balance sheets – financial accounting to regulatory scope of consolidations

		At 31 December 2012
		Accounting balance sheet	Decon- solidation of insurance/ other entities	Consolidation of banking associates	Regulatory balance sheet
	Ref	US$m	US$m	US$m	US$m

Assets
Trading assets		408,811	(144)	1,477	410,144
Loans and advances to customers		997,623	(11,957)	119,698	1,105,364
of which:
– impairment allowances on IRB portfolios	i	(10,255)	–	–	(10,255)
– impairment allowances on standardised portfolios	k	(5,857)	–	(2,726)	(8,583)

Financial investments		421,101	(50,256)	33,110	403,955
Capital invested in insurance and other entities		–	8,384	–	8,384
Interests in associates and joint ventures		17,834	–	(17,127)	707
of which:
– positive goodwill on acquisition	h	670		(640)	30

Goodwill and intangible assets	h	29,853	(4,983)	687	25,557
Other assets		817,316	(34,672)	82,469	865,113
of which:
– goodwill and intangible assets of disposal groups held for sale	h	146	(117)	–	29
– retirement benefit assets	g	2,846	–	–	2,846
– impairment allowances on assets held for sale		(703)	–	–	(703)
of which:
– IRB portfolios	i	(691)	–	–	(691)
– Standardised portfolios	k	(12)	–	–	(12)

Total assets		2,692,538	(93,628)	220,314	2,819,224

Liabilities and equity
Deposits by banks		107,429	(202)	51,296	158,523
Customer accounts		1,340,014	(652)	158,631	1,497,993
Trading liabilities		304,563	(131)	119	304,551
Financial liabilities designated at fair value		87,720	(12,437)	–	75,283
of which:
– term subordinated debt included in tier 2 capital	m	16,863	–	–	16,863
– hybrid capital securities included in tier 1 capital	j	4,696	–	–	4,696

Debt securities in issue		119,461	(11,390)	1,888	109,959
Retirement benefit liabilities	g	3,905	(21)	52	3,936
Subordinated liabilities		29,479	3	2,953	32,435
of which:
– hybrid capital securities included in tier 1 capital.	j	2,828	–	–	2,828
– perpetual subordinated debt included in tier 2 capital	l	2,778	–	–	2,778
– term subordinated debt included in tier 2 capital	m	23,873	–	–	23,873

Other liabilities		516,838	(67,562)	5,375	454,651
of which:
– contingent liabilities and contractual commitments		301	–	–	301
of which:
– credit-related provisions on IRB portfolios	i	267	–	–	267
– credit-related provisions on standardised portfolios	k	34	–	–	34

Total shareholders’ equity	a	175,242	(626)	–	174,616
of which:
– other equity instruments included in tier 1 capital	c, j	5,851	–	–	5,851
– preference share premium included in tier 1 capital	b	1,405	–	–	1,405

Non-controlling interests	d	7,887	(610)	–	7,277
of which:
– non-cumulative preference shares issued by subsidiaries included in tier 1 capital	e	2,428	–	–	2,428
– non-controlling interests included in tier 2 capital, cumulative preferred stock	f	300	–	–	300
– non-controlling interests attributable to holders of ordinary shares in subsidiaries included in tier 2 capital	f,m	201	–	–	201

Total liabilities and equity		2,692,538	(93,628)	220,314	2,819,224

The references (a) – (m) identify balance sheet components which are used in the calculation of regulatory capital on page 15.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Structure of the regulatory group

HSBC’s organisation is that of a financial holding company whose major subsidiaries are almost entirely wholly-owned banking entities. A simplified organisation chart showing the difference between the accounting and regulatory consolidation groups is included at Appendix I to this report.

Interests in associates are equity accounted in the financial accounting consolidation, whereas their exposures are proportionally consolidated for regulatory purposes. Subsidiaries and associates engaged in insurance and non-financial activities are excluded from the regulatory consolidation and deducted from regulatory capital. The regulatory consolidation also excludes Special Purpose Entities (‘SPEs’) where significant risk has been transferred to third parties. Exposures to these SPEs are risk-weighted as securitisation positions for regulatory purposes.

The capital invested in our insurance business that is deducted from regulatory capital was US$10.1bn at 31 December 2013 (2012: US$10.1bn)

of which US$9.1bn (2012: US$8.4bn) is shown as ‘Capital invested in insurance and other entities’ in the column ‘Deconsolidation of insurance/other entities’ in the table above. The remainder of the balance is related to regulatory adjustments to the insurance capital. The principal insurance entities comprising this balance are shown in table 3.

The deconsolidation of SPEs connected to securitisation activity and other entities mainly impacts the adjustments to ‘Loans and advances to customers’, ‘Financial investments’ and ‘Debt securities in issue’. Table 3 lists the principal SPEs excluded from the regulatory consolidation with their total assets and total equity. Further details of the use of SPEs in the Group’s securitisation activities are shown on page 550 in the Annual Report and Accounts 2013 and on page 76 of this report.

The principal associates subject to proportional regulatory consolidation at 31 December 2013 are shown in table 3, representing 99% of our associates’ total assets as shown in table 2.

Table 3: Principal entities with a different regulatory and accounting scope of consolidation

	At 31 December 2013
	Total assets	Total equity	Principal activities
	US$m	US$m

Principal insurance entities excluded from the regulatory consolidation
HSBC Life (UK) Ltd	12,259	458	Life insurance manufacturing
HSBC Assurances Vie (France)	27,814	692	Life insurance manufacturing
HSBC Life (International) Ltd	28,785	2,070	Life insurance manufacturing
Hang Seng Insurance Company Ltd	12,289	1,142	Life insurance manufacturing
HSBC Insurance (Singapore) Pte Ltd	2,416	246	Life insurance manufacturing
HSBC Life Insurance Company Ltd	354	65	Life insurance manufacturing
HSBC Amanah Takaful (Malaysia) SB	338	29	Life insurance manufacturing
HSBC Seguros (Brasil) S.A.	743	441	Life insurance manufacturing
HSBC Vida e Previdência (Brasil) S.A.	5,154	122	Life insurance manufacturing
HSBC Seguros de Vida (Argentina) S.A.	201	53	Life insurance manufacturing
HSBC Seguros de Retiro (Argentina) S.A.	691	84	Life insurance manufacturing
HSBC Seguros S.A. (Mexico)	1,133	266	Life insurance manufacturing

Principal SPEs excluded from the regulatory consolidation
Regency Assets Ltd	13,461	–	Securitisation
Mazarin Funding Ltd	7,431	–	Securitisation
Barion Funding Ltd[1]	3,769	(59)	Securitisation
Malachite Funding Ltd[1]	3,004	(22)	Securitisation
Performance Trust[1]	707	(3)	Securitisation

Principal associates
Bank of Communications Co., Limited (‘BoCom’)[2]	946,332	67,609	Banking services
The Saudi British Bank	47,564	6,088	Banking services

1	These SPEs hold no or de minimis share capital. The negative equity represents net unrealised losses on unimpaired assets on their balance sheets and negative retained earnings.
2	Total assets and total equity as at 30 September 2013.

Table 3 also aims to present as closely as possible the total assets and total equity, on a standalone IFRS basis, of the entities which are included in the Group consolidation on different bases for accounting and regulatory purposes. The figures shown therefore include intra-Group balances.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

For insurance entities, the figures shown exclude deferred acquisition cost assets as these are derecognised for consolidation purposes due to the recognition of present value of in-force long-term insurance business (‘PVIF’) on long-term insurance contracts and investment contracts with discretionary participation features at Group level. The PVIF asset of US$5.3bn and the related deferred tax liability, however, are recognised at the consolidated level only, and are therefore also not included in the asset or equity positions for the standalone entities presented in table 3.

For associates, table 3 shows the total assets and total equity of the entity as a whole rather than HSBC’s share in the entities’ balance sheets. Table 3 no longer includes Industrial Bank Co., Limited or Yantai Bank Co., Limited. On 7 January 2013, Industrial Bank Co., Limited completed a private placement of additional share capital to a number of third parties, which diluted the Group’s equity holding. Similarly, in December 2013, Yantai Bank Co., Limited completed a private placement of additional share capital to a third party which diluted the Group’s equity holding. As a result of these and other factors, the Group ceased to account for these investments as associates from the respective dates, and they are therefore no longer consolidated for either accounting or regulatory purposes, but treated as financial investments.

The change in the list of principal insurance entities excluded from the regulatory scope of consolidation is due to the sale of some of these entities. Bryant Park Funding LLC is no longer included in the list of SPEs excluded from the regulatory scope of consolidation, as it has ceased to operate as a securitisation SPE and significant risk is no longer transferred to third parties. It is now included in the regulatory and accounting scope of consolidation.

Measurement of regulatory exposures

The measurement of regulatory exposures is not directly comparable with the financial information presented in the Annual Report and Accounts, and this section sets out the main reasons for this.

The Pillar 3 Disclosures 2013 have been prepared in accordance with regulatory capital adequacy concepts and rules, while the Annual Report and Accounts 2013 are prepared in accordance with IFRSs. The purpose of the regulatory balance sheet is to provide a point in time value of all on balance sheet assets. The regulatory exposure value includes an estimation of risk, and is expressed as the amount expected to be outstanding if and when the counterparty defaults.

The difference between total assets on the regulatory balance sheet of US$2,757bn as shown in table 2 above and the credit risk exposure values (including CCR) of US$2,304bn as shown in table 7 below is principally attributable to the following factors:

Credit risk and CCR exposures

•	Various assets on the regulatory balance sheet, such as intangible assets and goodwill, are excluded from the calculation of the credit risk exposure value as they are deducted from capital.

•	The regulatory balances are adjusted for the effect of the differences in the basis for regulatory and accounting netting, and in the treatment of financial collateral.

Credit risk exposures only

•

When assessing credit risk exposures within the regulatory balance sheet, the Basel approach used to report the asset in question determines the calculation method for EAD. Using the Basel standardised (‘STD’) approach, the regulatory exposure value is based on the regulatory balance sheet amount, applying a number of further regulatory adjustments. Using IRB approaches, the regulatory EAD is either determined using supervisory (Foundation) or internally modelled (Advanced) methods.

•

EAD takes account of off balance sheet items, such as the undrawn portion of committed facilities, various trade finance commitments and guarantees, by applying credit conversion factors (‘CCF’) to these items.

•

Assets on the regulatory balance sheet are net of impairment. EAD, however, is only reduced for individual impairments under the STD approach. Collective impairments under the STD approach, and all impairments under the IRB approach, are not used to reduce the EAD amount.

CCR exposures only

•

For regulatory purposes, trading book items and derivatives and securities financing items, in the banking book are treated under the rules for CCR which is shown as a separate line item in table 7. CCR exposures express the risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction. See table 34 for a comparison of derivative accounting balances and counterparty credit risk exposure for derivatives.

•	CCR excludes fully collateralised transactions with central counterparties as such exposures are set to nil for regulatory purposes.

•

HSBC uses the mark-to-market method and the internal model method (‘IMM’) approach to calculate CCR EAD. Under the mark-to-market method EAD is based on the balance sheet value of the instrument plus an add-on for potential future exposure. Under the IMM approach modelled exposure value replaces the fair value on the balance sheet.

Moreover, regulatory exposure classes are based on different criteria to accounting asset types and are therefore not comparable on a line by line basis.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Capital and Risk

Capital management

Our approach to capital management is driven by our strategic and organisational requirements, taking into account the regulatory, economic and commercial environment in which we operate. We aim to maintain a strong capital base to support the risks inherent in our business and invest in accordance with our six filters framework, exceeding both consolidated and local regulatory capital requirements at all times.

Our capital management process culminates in the annual Group capital plan, which is approved by the Board. HSBC Holdings is the primary provider of equity capital to its subsidiaries and also provides them with non-equity capital where necessary. These investments are substantially funded by HSBC Holdings’ issuance of equity and non-equity capital and by profit retention. As part of its capital management process, HSBC Holdings seeks to maintain a balance between the composition of its capital and its investment in subsidiaries.

Each subsidiary manages its own capital to support its planned business growth and meet its local regulatory requirements within the context of the Group capital plan. Capital generated by subsidiaries in excess of planned requirements is returned to HSBC Holdings, normally by way of dividends, in accordance with the Group’s capital plan. During 2012 and 2013, none of the Group’s subsidiaries experienced significant restrictions on paying dividends or repaying loans and advances. The ability of subsidiaries to pay dividends or advance monies to HSBC Holdings depends on, among other things, their respective local regulatory capital and banking requirements, statutory reserves, and financial and operating performance.

At 31 December 2013, there were no known material impediments to the prompt payment of dividends by our subsidiaries or repayment of intra-Group loans and advances when due. None of our subsidiaries which are excluded from the regulatory consolidation has capital resources below their minimum regulatory requirement.

For further details of our approach to capital management, please see page 319 of the Annual Report and Accounts 2013.

Regulatory capital

For regulatory purposes, our capital base is divided into three main categories, namely core tier 1, other tier 1 and tier 2, depending on the degree of permanency and loss absorbency exhibited.

Categories of capital:

•

core tier 1 capital comprises shareholders’ equity and related non-controlling interests. The book values of goodwill and intangible assets are deducted from core tier 1 capital, and other regulatory adjustments are made for items reflected in shareholders’ equity which are treated differently for the purposes of capital adequacy;

•	qualifying capital instruments such as non-cumulative perpetual preference shares and hybrid capital securities are included in other tier 1 capital; and

•

tier 2 capital comprises qualifying subordinated loan capital, related non-controlling interests, allowable collective impairment allowances and unrealised gains arising on the fair valuation of equity instruments held as available for sale. Tier 2 capital also includes reserves arising from the revaluation of properties.

To ensure the overall quality of the capital base, the PRA’s rules set restrictions on the amount of hybrid capital instruments that can be included in tier 1 capital relative to core tier 1 capital, and limits overall tier 2 capital to no more than tier 1 capital. We complied with the PRA’s capital adequacy requirements throughout 2012 and 2013.

For a table of the movement in total regulatory capital during the year to 31 December 2013, please see page 304 of the Annual Report and Accounts 2013.

All capital securities included in the capital base of HSBC have been issued in accordance with the rules and guidance in the PRA’s General Prudential Sourcebook (‘GENPRU’). The main features of capital securities issued by the Group, categorised by tier 1 and tier 2 capital, are set out on pages 528, 529, 544 and 545 of the Annual Report and Accounts 2013. The values disclosed there are the IFRSs balance sheet carrying amounts, however, not the amounts that these instruments contribute to regulatory capital. For example, the IFRSs accounting and the regulatory treatments differ in their approaches to issuance costs or regulatory amortisation. The composition of capital under the current regulatory requirement is provided in the table below. The alphabetic references link back to table 2: ‘Reconciliation of balance sheets – financial accounting to regulatory scope of consolidation’, which shows where these items are presented in the respective balance sheets. Not all items are reconcilable, due to regulatory adjustments that are applied, for example to non-core capital instruments before they can be included in the Group’s regulatory capital base.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 4: Composition of regulatory capital

		At 31 December
		2013	2012
	Ref[1]	US$m	US$m

Tier 1 capital
Shareholders’ equity		173,449	167,360
Shareholders’ equity per balance sheet[2]	a	181,871	175,242
Preference share premium	b	(1,405)	(1,405)
Other equity instruments	c	(5,851)	(5,851)
Deconsolidation of special purpose entities[3]	a	(1,166)	(626)

Non-controlling interests		4,955	4,348
Non-controlling interests per balance sheet d		8,588	7,887
Preference share non-controlling interests e		(2,388)	(2,428)
Non-controlling interests transferred to tier 2 capital	f	(488)	(501)
Non-controlling interests in deconsolidated subsidiaries d		(757)	(610)

Regulatory adjustments to the accounting basis		480	(2,437)
Unrealised losses on available-for-sale debt securities[4]		2,595	1,223
Own credit spread		1,037	112
Defined benefit pension fund adjustment[5]	g	(518)	(469)
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities		(2,755)	(3,290)
Cash flow hedging reserve		121	(13)

Deductions		(29,833)	(30,482)
Goodwill and intangible assets	h	(25,198)	(25,733)
50% of securitisation positions		(1,684)	(1,776)
50% of tax credit adjustment for expected losses		151	111
50% of excess of expected losses over impairment allowances	i	(3,102)	(3,084)

Core tier 1 capital		149,051	138,789

Other tier 1 capital before deductions		16,110	17,301
Preference share premium	b	1,405	1,405
Preference share non-controlling interests e		2,388	2,428
Hybrid capital securities	j	12,317	13,468

Deductions		(7,006)	(5,042)
Unconsolidated investments[6]		(7,157)	(5,153)
50% of tax credit adjustment for expected losses		151	111

Tier 1 capital		158,155	151,048

Tier 2 capital
Total qualifying tier 2 capital before deductions		47,812	48,231
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities		2,755	3,290
Collective impairment allowances	k	2,616	2,717
Perpetual subordinated debt	l	2,777	2,778
Term subordinated debt	m	39,364	39,146
Non-controlling interests in tier 2 capital	f	300	300

Total deductions other than from tier 1 capital		(11,958)	(18,473)
Unconsolidated investments[6]		(7,157)	(13,604)
50% of securitisation positions		(1,684)	(1,776)
50% of excess of expected losses over impairment allowances	i	(3,102)	(3,084)
Other deductions		(15)	(9)

Total regulatory capital		194,009	180,806

1	The references (a) to (m) refer to those in the reconciliation of balance sheets in table 2 on page 10.
2	Includes externally verified profits for the year ended 31 December 2013.
3	Mainly comprises unrealised gains/losses on available-for-sale debt securities related to SPEs.
4	Under PRA rules, unrealised gains/losses on debt securities net of tax must be excluded from capital resources.
5	Under PRA rules, any defined benefit asset is derecognised and a defined benefit liability may be substituted with the additional funding that will be paid into the relevant schemes over the following five-year period.
6	Mainly comprise investments in insurance entities. Due to the expiry of the transitional provision, with effect from 1 January 2013, material insurance holding companies acquired prior to 20 July 2006 are deducted 50% from tier 1 and 50% from total capital at 31 December 2013.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Regulatory impact of management actions (2012 only)

	At 31 December
	Risk- weighted assets	Core tier 1 capital	Tier 1 capital	Total regulatory capital
2012

Reported capital ratios before management actions		12.3%	13.4%	16.1%

Reported totals (US$m)	1,123,943	138,789	151,048	180,806
Management actions completed in 2013 (US$m)
Dilution of our shareholding in Industrial Bank and the subsequent change in accounting treatment	(38,073)	981	(423)	(1,827)
Completion of the second tranche of the sale of Ping An	–	553	4,637	7,984

Estimated total after management actions completed in 2013 (US$m)	1,085,870	140,323	155,262	186,963

Estimated capital ratios after management actions completed in 2013		12.9%	14.3%	17.2%

Calculation of capital requirements

This and the following section describe our Pillar 1 capital requirements, with a high-level view of the related RWAs, the scope of the Group’s Pillar 1 permissions and our application of the Pillar 2 framework.

Pillar 1 covers the minimum capital resources requirements for credit risk, market risk and operational risk. These requirements are expressed in terms of RWAs. Where they are not separately shown, counterparty credit risk and securitisation requirements fall within credit risk.

Tables 5, 6 and 7 set out the distribution of our Pillar 1 RWAs by risk type, global business, geography and modelling approach.

Further details of the Group’s risk profile arising from the business activities of our global businesses may be found on page 37 of the Annual Report and Accounts 2013.

Table 5: Risk-weighted assets – by global business and geographical region

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total RWAs	Capital required
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

At 31 December 2013
Retail Banking and Wealth Management	45.9	19.1	32.8	7.9	103.8	24.0	233.5	18.7
Commercial Banking	90.5	47.8	144.6	25.2	50.7	32.9	391.7	31.3
Global Banking and Markets[1]	149.2	61.2	103.7	27.8	62.1	32.2	422.3	33.8
Global Private Banking	13.1	2.3	1.3	0.4	4.4	0.2	21.7	1.7
Other[2]	1.4	7.9	10.0	1.2	2.8	0.2	23.5	1.9

	300.1	138.3	292.4	62.5	223.8	89.5	1,092.7	87.4

At 31 December 2012
Retail Banking and Wealth Management	49.4	18.6	33.0	7.6	140.7	27.3	276.6	22.1
Commercial Banking	88.7	41.7	155.9	27.6	46.5	36.6	397.0	31.8
Global Banking and Markets[1]	158.5	42.5	102.3	24.8	59.2	33.8	403.1	32.3
Global Private Banking	13.3	2.2	1.3	0.4	4.3	0.2	21.7	1.8
Other[2]	4.8	6.9	9.7	1.8	2.3	–	25.5	2.0

	314.7	111.9	302.2	62.2	253.0	97.9	1,123.9	90.0

1	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.
2	Includes the results of certain property transactions, unallocated investment activities, centrally held investment companies, movements in fair value of own debt, central support costs with associated recoveries, HSBC’s holding company and financing operations.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 6: Risk-weighted assets – by risk type and geographical region

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total RWAs	Capital required
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

At 31 December 2013
Credit risk	211.4	102.8	246.0	55.0	184.2	64.9	864.3	69.1
Counterparty credit risk	23.0	5.2	5.7	0.7	8.5	2.7	45.8	3.7
Market risk[1]	30.6	13.5	13.4	0.8	13.9	5.1	63.4	5.1
Operational risk	35.1	16.8	27.3	6.0	17.2	16.8	119.2	9.5

	300.1	138.3	292.4	62.5	223.8	89.5	1,092.7	87.4

At 31 December 2012
Credit risk	222.9	82.9	260.0	54.1	204.2	74.3	898.4	71.9
Counterparty credit risk	22.5	5.3	5.9	1.0	11.3	2.3	48.3	3.9
Market risk[1]	35.0	8.3	10.2	1.2	13.8	4.4	54.9	4.4
Operational risk	34.3	15.4	26.1	5.9	23.7	16.9	122.3	9.8

	314.7	111.9	302.2	62.2	253.0	97.9	1,123.9	90.0

1	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

RWA planning

Pre-tax return on RWAs is an operational metric by which the global businesses are managed on a day-to-day basis. The metric combines return on equity and regulatory capital efficiency objectives. In addition, RWA targets for our global businesses and regions are established and approved through the Group’s annual planning process.

Business performance against the targets is monitored through reporting to the HSBC Holdings Asset and Liability Committee. The management of capital deductions is also addressed in the RWA monitoring framework through notional charges for these items, enabling a more holistic approach to performance measurement. A range of analysis is employed in the RWA monitoring framework to identify the key drivers of movements in the position, such as book size and book quality. Particular attention is paid to identifying and segmenting items within the day-to-day control of the business and those items that are driven by changes in risk models or regulatory methodology.

Movements in RWAs in 2013

RWAs reduced by US$31.2bn to US$1,092.7bn mainly due to the reclassification of Industrial Bank from an associate to a financial investment and the continued run-off of the US CML portfolio. These reductions were partly offset by several other drivers discussed below, including implementation of a 45% floor on loss-given-default for sovereign exposures as required by the PRA, and business growth.

Credit risk RWAs

Credit risk RWAs reduced by US$34.1bn, of which US$7.3bn was due to foreign exchange movements, while the remaining US$26.8bn was due to a range of drivers across the regions and global businesses. The commentary below is discussed exclusive of foreign currency translation effects.

Europe

In Europe, credit risk RWAs reduced by US$14.9bn. Credit quality changes for securitisation exposures in Global Banking and Markets (‘GB&M’) reduced RWAs by US$4.5bn and partly reflects the effect of exposures moving from RWAs to capital deductions. Reductions in securitisation exposures resulted in a decline in RWAs of US$1.4bn, reflecting sales and amortisation of assets in the GB&M legacy credit portfolio. Income producing real estate (‘IPRE’) portfolios in CMB, Global Private Banking (‘GPB’) and GB&M were moved from the standardised approach to the IRB slotting approach, with a net reduction in RWAs of US$1.7bn. As a result of business restructuring, a corporate portfolio in GB&M was moved to the IRB approach, and a retail approach was applied to a portfolio of small and medium-sized enterprise (‘SME’) customers in CMB, resulting in reductions in RWAs of US$1.4bn and US$0.8bn respectively.

A decrease in corporate exposure reduced RWAs by US$2.5bn. The implementation of a new corporate exposure model with lower credit conversion factors that are more reflective of

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

historical experience reduced RWAs by US$2.3bn in GB&M. A US$5.3bn RWA management overlay was applied for corporate exposures in CMB and GB&M, in response to increased loss rates and in advance of model recalibration. This was partially offset by favourable movements in corporate and institutional portfolio quality in GB&M with a reduction in RWAs of US$3.2bn. The application of the 45% floor for loss-given-default for sovereign exposures increased RWAs by US$2.6bn, mainly in GB&M.

RBWM RWAs reduced by US$1.7bn on retail mortgage and credit card portfolios, mainly reflecting favourable changes in customer risk and the risk distribution in these portfolios. A further reduction of US$1.4bn was a result of the sale of the HFC Bank UK secured loan portfolio.

Hong Kong and Rest of Asia-Pacific

In Hong Kong, credit risk RWAs increased US$19.9bn, while in Rest of Asia-Pacific credit risk RWAs reduced by US$12.8bn.

In Rest of Asia-Pacific, the reduction in RWAs was primarily due to the reclassification of Industrial Bank from an associate to a financial investment. As a result, the holding was removed from the regulatory consolidation for RWAs and the investment was deducted from capital, resulting in a year-on-year reduction in RWAs of US$39.2bn. This was partly offset by loan growth in the Bank of Communications, increasing RWAs by US$14.5bn.

In Hong Kong and Rest of Asia-Pacific, business growth for CMB and GB&M was mainly driven by corporate term and trade-related lending and trade finance business resulting in an RWA increase of US$12.6bn, with a further increase of US$1.8bn relating to higher institutional exposures. In Hong Kong, an RWA increase of US$4.7bn was attributable to adverse movements in customer credit standing for GB&M and CMB corporate customers, partly offset by favourable shifts in loss-given-default metrics and the risk distribution of the portfolio.

In Hong Kong and Rest of Asia-Pacific, the application of the 45% floor for loss-given-default for sovereign exposures increased RWAs by US$6.2bn mainly in GB&M, while increases in sovereign exposure increased RWAs by a further US$3.2bn. Adverse changes in the internal sovereign rating for Hong Kong increased RWAs by US$1.3bn in GB&M, although this was almost fully offset by favourable shifts in sovereign portfolio quality from a range of other smaller drivers. Corporate exposures in CMB and GB&M were identified which did not meet full modelling requirements and these were moved to the standardised approach, with a net increase in RWAs of US$0.7bn.

In Hong Kong, credit card and unsecured lending portfolio growth resulted in an increase in RWAs of US$1.2bn in RBWM, while improvements in the quality of the credit card and unsecured lending portfolio reduced RWAs by US$0.5bn. In Rest of Asia-Pacific, residential mortgage growth increased RWAs by US$1.0bn in RBWM.

Middle East and North Africa

In Middle East and North Africa, credit risk RWAs increased by US$1.7bn. Adverse changes in the internal sovereign rating for Egypt increased RWAs by US$1.9bn in GB&M, although this was partially offset by favourable shifts in sovereign portfolio quality reducing RWAs by US$0.4bn in the region. There were reductions in RWAs of US$2.2bn for CMB in the UAE and Oman from lower lending volumes, although this was partly offset by corporate RWA growth in GB&M of US$0.5bn. Growth in The Saudi British Bank associate increased RWAs by US$1.1bn.

North America

In North America, credit risk RWAs reduced by US$18.0bn. RBWM balances were managed down during the period, reducing RWAs by US$14.0bn, primarily due to continued run-off of the US CML retail mortgage portfolio. In line with our objectives to accelerate the run-off of US CML there have been sales of non-real estate and personal homeowner loans with an RWA reduction of US$8.2bn. Additional sales of defaulted mortgage exposures, which did not accrue RWAs, also had a beneficial impact on the capital position through lower deductions for regulatory expected losses.

In RBWM, further reductions in RWAs of US$4.2bn were from movements in credit quality for retail mortgages, mainly in US CML as a result of accounts moving into default. This was accompanied by a rise in regulatory expected losses, leading to higher deductions from capital.

Commercial real estate portfolios in CMB and GB&M in the US were moved from IRB to the standardised approach as required by the PRA, increasing RWAs by US$3.6bn. Corporate lending growth in CMB resulted in an increase in RWAs of US$3.2bn, while reductions in exposures to institutions reduced RWAs in GB&M by US$1.1bn. Favourable movements in customer credit standing

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

for GB&M and CMB corporate customers reduced RWAs by US$3.5bn.

The application of the 45% floor for loss-given-default for sovereign exposures increased RWAs by US$10.2bn in GB&M. This was partially offset by favourable changes in the internal sovereign rating for the US, reducing RWAs by US$3.6bn in GB&M.

Latin America

In Latin America, credit risk RWAs reduced by US$2.7bn. The disposal of operations in Panama, Peru and Paraguay reduced RWAs by US$7.9bn. Corporate term lending and trade finance growth in GB&M and CMB in Brazil increased RWAs by US$3.7bn.

Counterparty credit risk RWAs

CCR RWAs calculated on the IRB approach reduced by US$3.5bn. Book quality movements drove a reduction in RWAs of US$2.7bn due to improvement in the credit standing of counterparties, mainly in North America. The reduction in book size of US$0.9bn was due to lower exposures across most regions as trades matured and volumes reduced.

CCR RWAs on the standardised approach increased by US$0.9bn, mainly due to higher balance sheet exposures on foreign exchange derivatives with corporate counterparties in Brazil.

Market risk RWAs

Market risk RWAs increased by US$8.5bn, mainly due to model updates in relation to the incremental risk charge (‘IRC’) which increased RWAs by US$17.3bn.

In 2013, the IRC model was updated to account more explicitly for stressed conditions. Key input parameters were calibrated to a stressed period and further granularity in parameters were introduced to better represent the risk profile. This has led to a one time increase in the IRC requirement which is reflected in the current year. As part of the model oversight, the IRC model will be periodically recalibrated to accurately capture the risk profile in a stressed environment.

Further RWA increases of US$4.6bn were mainly due to changes in stressed Value at Risk (‘VaR’) period and internal methodology updates relating to a change in the basis of consolidation for modelled market risk charges as a result of clarification of the regulatory rules.

These movements were partly offset by reductions in positions sensitive to the IRC and changes in the shape of the trading portfolio due to defensive positions taken by the Equity and Foreign Exchange businesses in GB&M, leading to a lower stressed VAR and VAR, reducing RWAs by US$14.5bn.

Operational risk RWAs

The reduction in Operational Risk RWAs for the Group of US$3.1bn was driven by the decrease in North America of US$6.4bn, mainly due to the acceleration of the amortisation of the operational risk RWAs for the US CRS portfolio disposed of in May 2012. This was partly offset by RWA growth in Hong Kong of US$1.5bn and Rest of Asia Pacific of US$1.2bn due to a higher three-year average operating income from higher loans and advances.

Scope of Basel Pillar 1 approaches

The scope of permissible Basel approaches, and those that HSBC has adopted, are described below. For further information on the approaches used, see page 31 for credit risk, page 69 for CCR, page 81 for market risk and page 84 for operational risk.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Risk category	Scope of permissible approaches	Approach adopted by HSBC

Credit risk

Basel II applies three approaches of increasing sophistication to the calculation of Pillar 1 credit risk capital requirements. The most basic level, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties. Other counterparties are grouped into broad categories and standardised risk weightings are applied to these categories. The next level, the IRB foundation approach, allows banks to calculate their credit risk capital requirements on the basis of their internal assessment of a counterparty’s probability of default (‘PD’), but subjects their quantified estimates of EAD and LGD to standard supervisory parameters. Finally, the IRB advanced approach allows banks to use their own internal assessment in both determining PD and quantifying EAD and LGD.

For consolidated Group reporting, we have adopted the IRB advanced approach for the majority of our business.

Some portfolios remain on the standardised or foundation approaches under Basel II, pending the issuance of local regulations or model approval, or under exemptions from IRB treatment.

Further information on our IRB roll-out plan may be found on page 41.

Counterparty credit risk

Three approaches to calculating counterparty credit risk and determining exposure values are defined by Basel II: standardised, mark-to-market and IMM.

These exposure values are used to determine capital requirements under one of the credit risk approaches; standardised, IRB foundation and IRB advanced.

We use the mark-to-market and IMM approaches for counterparty credit risk. Our aim is to increase the proportion of positions on IMM over time.

Equity	Equity exposures can be assessed under standardised or IRB approaches.	Whilst some equity exposures are reported locally under the IRB simple risk weight approach, for Group reporting purposes all equity exposures are treated under the standardised approach.

Securitisation

Basel II specifies two methods for calculating credit risk requirements for securitisation positions in the non-trading book: the standardised approach and the IRB approach, which incorporates the Ratings Based Approach (‘RBM’), the Internal Assessment Approach (‘IAA’) and the Supervisory Formula Method (‘SFM’).

For the majority of the securitisation non-trading book positions we use the IRB approach, and within this principally the RBM, with lesser amounts on IAA and SFM. We also use the standardised approach for an immaterial amount of trading book positions.

Market risk

Market risk capital requirements can be determined under either the standard rules or the internal models approach. The latter involves the use of internal VAR models to measure market risks and determine the appropriate capital requirement.

The IRC and comprehensive risk measure (‘CRM’) also apply.

The market risk capital requirement is measured using internal market risk models, where approved by the PRA, or the PRA standard rules. Our internal market risk models comprise VAR, stressed VAR, IRC and, in respect of correlation trading, the CRM.

Operational risk	Basel II allows for firms to calculate their operational risk capital requirement under the basic indicator approach, the standardised approach or the advanced measurement approach.

We have historically adopted and currently use the standardised approach in determining our operational risk capital requirement.

We are in the process of developing and implementing an advanced measurement approach (‘AMA’).

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 7: Credit risk and counterparty credit risk – by Basel approach and exposure class

	Total	Standardised		Foundation		Advanced		Total	Capital
	EAD	EAD	RWAs	EAD	RWAs	EAD	RWAs	RWAs	required
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

At 31 December 2013
Credit risk	2,160.1	667.7	329.5	23.6	13.6	1,468.8	521.2	864.3	69.1
Counterparty credit risk	143.4	10.7	3.6	3.1	1.5	129.6	40.7	45.8	3.7

	2,303.5	678.4	333.1	26.7	15.1	1,598.4	561.9	910.1	72.8

Central governments and central banks	572.4	226.5	0.7	–	–	345.9	53.9	54.6	4.4
Institutions	230.7	35.7	12.2	–	–	195.0	41.5	53.7	4.3
Corporates	821.3	225.5	205.6	26.7	15.1	569.1	306.0	526.7	42.1
Retail
Secured on real estate property	361.1	50.4	28.4	–	–	310.7	105.4	133.8	10.7
Qualifying revolving retail	66.9	–	–	–	–	66.9	15.4	15.4	1.2
SMEs	18.6	–	–	–	–	18.6	8.9	8.9	0.7
Other retail	94.5	47.7	36.1	–	–	46.8	11.0	47.1	3.8
Equity	3.3	3.3	3.5	–	–	–	–	3.5	0.3
Securitisation positions	45.4	–	–	–	–	45.4	19.8	19.8	1.6
Other	89.3	89.3	46.6	–	–	–	–	46.6	3.7

	2,303.5	678.4	333.1	26.7	15.1	1,598.4	561.9	910.1	72.8

Market risk								63.4	5.1
Operational risk								119.2	9.5

								1,092.7	87.4

At 31 December 2012
Credit risk	2,170.9	681.5	374.5	19.4	10.3	1,470.0	513.6	898.4	71.9
Counterparty credit risk	141.4	5.8	2.6	3.5	1.8	132.1	43.9	48.3	3.9

	2,312.3	687.3	377.1	22.9	12.1	1,602.1	557.5	946.7	75.8

Central governments and central banks	545.1	179.6	0.9	–	–	365.5	37.7	38.6	3.1
Institutions	258.0	58.0	19.4	–	–	200.0	43.1	62.5	5.0
Corporates	813.1	257.6	239.9	22.9	12.1	532.6	278.5	530.5	42.5
Retail
Secured on real estate property	362.7	45.3	24.0	–	–	317.4	130.8	154.8	12.4
Qualifying revolving retail	64.0	–	–	–	–	64.0	16.2	16.2	1.3
SMEs	13.1	–	–	–	–	13.1	6.8	6.8	0.5
Other retail	113.0	52.9	40.1	–	–	60.1	17.2	57.3	4.6
Equity	3.1	2.8	2.8	–	–	0.3	0.9	3.7	0.3
Securitisation positions	49.1	–	–	–	–	49.1	26.3	26.3	2.1
Other	91.1	91.1	50.0	–	–	–	–	50.0	4.0

	2,312.3	687.3	377.1	22.9	12.1	1,602.1	557.5	946.7	75.8

Market risk								54.9	4.4
Operational risk								122.3	9.8

								1,123.9	90.0

Key points

•

The reclassification of Industrial Bank from an associate to a financial investment, removing the requirement for proportional regulatory consolidation, was the primary driver of the EAD and RWA movements in the corporates, institutions and other retail exposure classes under the standardised approach. These reductions were partially offset by growth in Bank of Communications.

•	Central governments and central bank exposures growths under the standardised approach was mainly due to higher placements with the Bank of England and holdings of UK gilts.

•

Higher RWAs for central government and central bank exposures under the IRB advanced approach were due to the application of a loss-given-default floor of 45% for sovereign exposures with an impact of US$19bn on implementation and, to a lesser extent, adverse internal rating changes for sovereign exposures in the Middle East and North Africa and Hong Kong.

•

Term lending, revolving credit products and trade finance business growth in Rest of Asia-Pacific, Hong Kong and North America were the main drivers of EAD and RWA movements for corporates under the IRB advanced approach.

•	Continued run-off and sale of loans for the US CML portfolio were the key drivers of RWA movements in the IRB advanced retail secured on real estate property exposure class.

•

Business restructuring for a portfolio of SME exposures in Europe caused a change from the corporate to the retail SME treatment under the IRB advanced approach, increasing EAD and RWA for this exposure class.

•	Sale of non-real estate loans for the US CML portfolio has reduced the average exposure of other retail under the advanced approach.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Pillar 2 and ICAAP

Pillar 2

The processes of internal capital adequacy assessment and supervisory review, known as Pillar 2, lead to final determination by the PRA of Individual Capital Guidance (‘ICG’) and any Capital Planning Buffer (‘CPB’) that may be required.

Within Pillar 2, Pillar 2A considers, in addition to the minimum capital requirements for Pillar 1 risks described above, any supplementary requirements for those risks and in addition any requirements for risk categories not captured by Pillar 1. Such categories include principally: pension risk, insurance risk, non-trading book interest rate risk, structural foreign exchange risk, and concentration risks. Pillar 2A also estimates capital needed to compensate for any shortcomings in management, governance or controls, and to guard against unexpected losses while these deficiencies are addressed.

Pillar 2B considers the capital buffer a firm would require in order to remain above its ICG in adverse circumstances that may be largely outside the firm’s normal and direct control, for example during a period of severe but plausible downturn stress, when asset values and the firm’s capital surplus may become strained. This is quantified via any CPB requirement the PRA may consider necessary. The assessment of this is informed by stress tests and a rounded judgement of a firm’s business model, also taking into account a firm’s options and capacity to protect its capital position under stress, for instance through capital generation.

Complementing the above, in 2013 the PRA set a forward-looking CET1 target capital ratio for HSBC, in order to manage our transition to the Basel III capital requirements under CRD IV.

Internal capital adequacy assessment

Through the Internal Capital Adequacy Assessment Process (‘ICAAP’), Group Management Board (‘GMB’) examines the Group’s risk profile from both regulatory and economic capital viewpoints, aiming to ensure that capital resources:

•	remain sufficient to support our risk profile and outstanding commitments;

•	exceed current regulatory requirements, and HSBC is well placed to meet those expected in the future;

•	allow the bank to remain adequately capitalised in the event of a severe economic downturn stress scenario; and
•	remain consistent with our strategic and operational goals and our shareholder and investor expectations.

The minimum regulatory capital that we are required to hold is determined by the rules and guidance established by the PRA for the consolidated Group and by local regulators for individual Group companies. These capital requirements are a primary influence shaping the business planning process, in which RWA targets are established for our global businesses in accordance with the Group’s strategic direction and risk appetite.

Economic capital is the internally calculated capital requirement which we deem necessary to support the risks to which we are exposed. The economic capital assessment is a more risk-sensitive measure than the regulatory minimum, as it covers a wider range of risks and takes account of the substantial diversification of risk accruing from our operations. Both the regulatory and the economic capital assessments rely upon the use of models that are integrated into our management of risk. Our economic capital models are calibrated to quantify the level of capital that is sufficient to absorb potential losses over a one-year time horizon to a 99.95% level of confidence for our banking activities, and to a 99.5% level of confidence for our insurance activities and pension risks.

Preserving our strong capital position remains a priority, and the level of integration of our risk and capital management helps to optimise our response to business demand for regulatory and economic capital. Risks that are explicitly assessed through economic capital, and those that are not, are compared in Appendix II.

Top and emerging risks

A list of our top and emerging risks is regularly evaluated to assess the impact on our core capital position. This evaluation extends to a number of risks not technically within the scope of our top and emerging risks, but which are identified as presenting risks to capital due to their potential to impact the Group’s risk-weighted asset and/or capital supply position. The downside or upside scenarios are assessed against the Group’s capital management objectives and mitigating actions assigned to senior management as necessary.

Stress testing

Our stress testing and scenario analysis programme is central to the monitoring of top and emerging risks, helping us to understand the sensitivities of the core assumptions in our capital plans to the adverse effect

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

of extreme but plausible events. Stress testing allows us to formulate our response and mitigate risk in advance of actual conditions exhibiting the stresses identified in the scenarios.

Market stresses which occurred throughout the financial system in recent years have been used to inform our capital planning process and enhance the stress scenarios we employ. In addition to our internal stress tests, others are undertaken at the request of regulators using their prescribed assumptions, and by the regulators themselves. We take into account the results of all such stress testing when assessing our internal and regulatory capital requirements.

The Stress Testing and Economic Capital Committee, which reports to the Risk Management Meeting (‘RMM’) exercises governance, oversight and approval authority over ICAAP and economic capital models.

The Group is subject to supervisory stress testing in many jurisdictions. Supervisory requirements are increasing in frequency and in the granularity with which results are required. These exercises include the programmes of the PRA, the Federal Reserve, the EBA, the European Central Bank (‘ECB’) and the Hong Kong Monetary Authority, as well as stress tests undertaken in many other jurisdictions.

The Group is taking part in the Bank of England concurrent stress test exercise in 2014. This programme will include common base and stress scenarios applied across all major UK banks. The exercise will be supported by a complementary programme of data provision to the Bank of England under its Firm Data Submission Framework. At the time of writing, the PRA is considering a range of disclosure options related to the stress test exercise.

HSBC North America Holdings, Inc. (‘HNAH’) and HSBC Bank USA NA (‘HBUS’) are subject to the Comprehensive Capital Analysis and Review (‘CCAR’) and Dodd-Frank Stress Testing programmes of the Federal Reserve and the Office of the Comptroller of the Currency. HNAH and HBUS made submissions under these programmes on 6 January 2014. Disclosure by the Federal Reserve and by HNAH and HBUS of the results of these exercises will be made in March 2014.

HSBC will be included in the next round of European stress test exercises, scheduled for 2014. HSBC France and HSBC Malta will participate in the ECB’s Asset Quality Review, run as part of the ECB’s comprehensive assessment prior to inception of the Single Supervisory Mechanism. They will then be subject to the ECB’s stress testing process. The Group will take part in the related exercise run by the EBA. Disclosures of the results of these exercises are planned in late 2014.

Further details of the Group’s stress testing activities, areas of special interest and top and emerging risks are given on pages 139,147 and 141 of the Annual Report and Accounts 2013, respectively.

Basel III implementation and CRD IV

(Unaudited)

In June 2013, the European Commission published the final Regulation and Directive, known collectively as CRD IV, to give effect to the Basel III framework in the EU. This came into effect on 1 January 2014.

In December 2013, the PRA issued its final rules on CRD IV in PS 7/13, which transposes the various areas of national discretion within the final CRD IV legislation in the UK.

Despite these final PRA rules further PRA consultations are due in 2014, for CRD IV capital buffers and Pillar 2.

In addition, many technical standards and guidelines have been issued by the EBA in draft form for consultation or are pending publication in 2014. These must be adopted by the European Commission to become legally enforceable, which provides further uncertainty as to the capital requirements under CRD IV.

Following publication of the final CRD IV rules and UK national discretions, in order to provide transparency to the way we manage our transition to Basel III under CRD IV, we set out information for investors on the estimated effects of these rules on our CET1 capital position in table 8: ‘Composition of regulatory capital on an estimated CRD IV end point basis and Year 1 transitional basis’ on page 24.

This is supplemented by table 9: ‘Reconciliation of current rules to CRD IV end point rules’ which presents a reconciliation of our reported core tier 1 capital and RWAs to our estimated CET1 end point capital and estimated RWAs at 31 December 2013. The position at 31 December 2013 is presented in comparison with that at 31 December 2012, where the estimated effect was based on the earlier July 2011 draft CRD IV text. The capital position is presented on an end-point definition of CET1 capital, applying all deductions and regulatory adjustments to CET1 capital in full, as they would apply at the end of the transitional period.

The tables quantify the capital and RWA impacts known at this time and are based on

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

our interpretation of the final CRD IV regulation and final rules issued by PRA, as supplemented by regulatory guidance.

The effects of draft EBA standards are not captured in our numbers. These could have additional, potentially significant effects on our capital position and RWAs.

The detailed basis of preparation can be found under ‘Appendix to Capital’ on page 324 of the Annual Report and Accounts 2013.

Table 8: Composition of regulatory capital on an estimated CRD IV end point basis and Year 1 transitional basis

At 31 December
2013
US$m

Shareholders’ equity	164,057
Shareholders’ equity per balance sheet[1]	181,871
Foreseeable interim dividend	(3,005)
Preference share premium	(1,405)
Other equity instruments	(5,851)
Deconsolidation of special purpose entities[2]	(1,166)
Deconsolidation of insurance entities	(6,387)

Non-controlling interests	3,644
Non-controlling interests per balance sheet	8,588
Preference share non-controlling interests	(2,388)
Non-controlling interests transferred to tier 2 capital	(488)
Non-controlling interests in deconsolidated subsidiaries	(757)
Surplus non-controlling interest disallowed in CET1	(1,311)

Regulatory adjustments to the accounting basis	782
Own credit spread[3]	1,112
Debit valuation adjustment	(451)
Cash flow hedging reserve	121

Deductions	(35,969)
Goodwill and intangible assets	(24,899)
Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)	(680)
Defined benefit pension fund assets	(1,731)
Additional valuation adjustment (referred to as PVA)	(2,006)
Investments in own shares through the holding of composite products of which HSBC is a component (exchange traded funds, derivatives, and index stock)	(677)
Excess of expected losses over impairment allowances	(5,976)

Common equity tier 1 capital	132,514

Transitional adjustment:
Unrealised gains arising from revaluation of property	(1,281)

Common equity tier 1 capital on Year 1 transitional basis	131,233

For footnotes, see page 26.

Whilst CRD IV allows for the majority of regulatory adjustments and deductions from CET1 to be implemented on a gradual basis from 1 January 2014 to 1 January 2018, the PRA has largely decided not to make use of these transitional provisions. This results in a cost to our transitional CET1 ratio, corresponding to the treatment of unrealised gains on investment property, which are only capable of being recognised in CET1 capital from 1 January 2015.

For tier 1 and tier 2 capital, the PRA followed the transitional provisions timing as set out in CRD IV to apply the necessary regulatory adjustments and deductions. The effect of these adjustments will be phased in at 20% per annum from 1 January 2014 to 1 January 2018.

Furthermore, non-CRD IV compliant additional tier 1 and tier 2 instruments benefit from a grandfathering period. This progressively reduces the eligible amount by 10% annually, following an initial 20% on 1 January 2014, until they are fully phased out by 1 January 2022.

Under CRD IV, banks should maintain a Pillar 1 tier 1 buffer of 1.5% of RWAs and a tier 2 buffer of 2.0% of RWAs. Going forward, as the grandfathering provisions fall away, we intend to meet these buffers in an economic manner by issuing non-equity capital as necessary. At 31 December 2013, the Group had US$11.7bn of CRD IV compliant, non-equity capital instruments and US$37.8bn of non-equity capital instruments

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

qualifying as eligible capital under CRD IV by virtue of application of the grandfathering provisions, after applying the 20% reduction outlined above.

For a full disclosure of the CET1, tier 1 and total capital position on a ‘transitional basis’ at 31 December 2013, see Appendix III on pages 101 and 102 of this report.

Table 9: Reconciliation of current rules to CRD IV end point rules

	Final text At 31 December 2013		July 2011 text[4] At 31 December 2012
	RWAs US$m	Capital US$m	RWAs US$m	Capital US$m
Reported core tier 1 capital under the current regime		149,051		138,789

Regulatory adjustments applied to core tier 1 in respect of amounts subject to CRD IV treatment
Foreseeable interim dividend		(3,005)		–
Deconsolidation of insurance undertakings in reserves		(6,387)		–
Surplus non-controlling interest disallowed in CET1		(1,311)		(2,299)
Debit valuation adjustment		(451)		(372)
Own credit spread on trading liabilities		75		–
Removal of filters under current regime:
– unrealised losses on available-for-sale debt securities		(2,595)		(1,223)
– unrealised gains on available-for-sale equities		1,474		2,088
– reserves arising from revaluation of property		1,281		1,202
Deferred tax liabilities on intangibles		299		267
Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)		(680)		(456)
Defined benefit pension fund liabilities		(1,213)		(1,596)
Additional valuation adjustment (referred to as PVA)		(2,006)		(1,720)
Investments in own shares through the holding of composite products of which HSBC is a component (exchange traded funds, derivatives, and index stock)		(677)		(1,322)
Excess of expected losses over impairment allowances deducted 100% from CET1		(2,874)		(3,084)
Removal of 50% of tax credit adjustment for expected losses		(151)		(111)
Securitisations positions risk-weighted under CRD IV		1,684		1,776
Deductions under threshold approach
Amount exceeding the 10% threshold:
– significant investments in CET1 capital of banks, financial institutions and insurance		–		(6,097)
Amount in aggregate exceeding the 15% threshold:
– significant investments in CET1 capital of banks, financial institutions and insurance		–		(2,029)
– deferred tax assets		–		(1,310)

Estimated CET1 capital under CRD IV		132,514		122,503

Reported total RWAs	1,092,653		1,123,943

Changes to capital requirements introduced by CRD IV
Amounts in aggregate below 15% threshold and therefore subject to 250% risk weight	38,713		45,940
Credit valuation adjustment	30,726		60,360
Securitisation positions and free deliveries risk-weighted under CRD IV	42,288		44,513
Other movements	10,559		17,099

Estimated total RWAs under CRD IV	1,214,939		1,291,855

Estimated CET1 ratio		10.9%		9.5%
Estimated regulatory impact of management actions
Management actions completed in 2013:
Dilution of our shareholding in Industrial Bank and the subsequent change in accounting treatment			(38,880)	(2,150)
Completion of the second tranche of the disposal of Ping An			3,522	9,393

Estimated total after management actions completed in 2013			1,256,497	129,746
Estimated CET1 ratio after management actions completed in 2013				10.3%

For footnote, see page 26.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Footnotes to CRD IV capital tables 8-9

1	Includes externally verified profits for the year ended 31 December 2013.
2	Mainly comprises unrealised gains/losses on available-for-sale debt securities related to SPEs.
3	Includes own credit spread on trading liabilities.
4	The basis of preparation for the calculation of the CET1 ratio is detailed in the Appendix to Capital on page 324 of the Annual Report and Accounts 2013. The CET1 ratio presented for 31 December 2012 has changed from the presentation in the Annual Report and Accounts 2012 and is shown post anticipated management actions to mitigate capital deductions for non-significant holdings of financial sector entities, consistent with our Interim Report 2013. Selected management actions have since been undertaken.

The main effect of the CRD IV final rules compared with those at 31 December 2012, when the estimated impact was based on the earlier July 2011 draft text, is detailed below.

To effect the deduction of significant investments in insurance companies from CET1, consistent with the treatment in our Interim Report 2013, we have removed from the Group consolidated reserves the contribution of our insurance business and calculated the amount of the insurance holding deduction, subject to threshold calculations, at cost. The regulatory treatment of insurance holdings was clarified in the final PRA rules set out in PS 7/13. The change in treatment had a negative capital impact of US$6.4bn on our reserves and resulted in the value of our ‘significant investments in CET1 capital of banks, financial institutions and insurance’ falling below the threshold amounts for deduction.

The estimated amount of capital deduction for non-significant (or ‘immaterial’) holdings of financial sector entities has changed upon finalisation of the CRD IV text.

At 31 December 2012, we quantified the effect of management actions estimated to be necessary to negate a capital deduction against this item. This followed an interpretation of the draft July 2011 CRD IV text around the restriction in the rules for netting of long and short positions held in the trading book, whereby the maturity of the short position has to match the maturity of the long position, or have a residual maturity of no less than a year.

For our interim results, following confirmation of the legislation, we changed the basis of presentation of the CRD IV estimated capital position, to reflect further regulatory clarification and the anticipated impact of management actions that while contemplated at that time, could not be concluded ahead of final rules. Consequently, the presentation of the capital position at 31 December 2012 was changed to take into account the effect of those management actions on immaterial holdings.

At 31 December 2013, following evolving regulatory discussions, as well as systems enhancements, we have been able to more effectively match our long and short positions under one year maturity. In addition, we have now executed selected management actions to optimise our maturity profile and make best use of matching opportunities. These measures have brought our net long position below the deduction threshold.

The EBA’s publication of their final draft Regulatory Technical Standard (‘RTS’) on ‘Own Funds – Part III’ on 13 December 2013 elaborates on the capital calculation of holdings of capital instruments of financial sector entities. The draft contains significant change from the initial consultation and is still due for consideration and adoption by the European Commission. We are monitoring developments and depending upon the final standard we will consider the effect, together with any further management actions.

Our CET1 capital ratio at 31 December 2013 was reduced by US$3bn to reflect our prospective fourth interim dividend declared, net of projected scrip dividend, which will be paid in 2014. This represents a change in our basis of preparation to reflect CRD IV final rules.

A notable change compared with our 31 December 2012 estimates relates to the credit valuation adjustment (‘CVA’) risk capital charge, which decreased to US$30.7bn, mainly as a result of the introduction of exemptions under the final CRD IV rules.

Other movements in our RWAs include residual credit risk items following the finalisation of the rules and their respective systems implementation. The latter will continue as future regulatory proposals are published in finalised form. For a detailed description of the items above, see the Appendix to Capital, in the Annual Report and Accounts 2013 on page 324.

Supplementary Basel III disclosures

In October 2012, the PRA wrote to large UK firms describing the disclosures it required them to make for capital resources on a first year transitional basis and for the leverage ratio on an end point basis under CRD IV. At 31 December 2012, our disclosures were based on the July 2011 draft version of the CRD IV text.

In January 2014, the PRA issued a letter requiring major UK firms to continue the disclosure

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

of the capital resources on a transitional basis, taking into account the final CRD IV and PRA rules on the definition of capital. A table of the estimated composition of regulatory capital under CRD IV rules on a transitional basis and the basis of preparation for this, including qualifications to be noted when assessing it, are set out in Appendix III.

Leverage ratio

The leverage ratio was introduced into the Basel III framework as a non-risk-based backstop limit, to supplement risk-based capital requirements. It aims to constrain the build-up of excess leverage in the banking sector, introducing additional safeguards against model risk and measurement errors. The ratio is a volume-based measure calculated as Basel III tier 1 capital divided by total on- and off-balance sheet exposures.

Basel III provides for a transitional period for the introduction of this ratio, comprising a supervisory monitoring period that started in 2011 and a parallel run period from January 2013 to January 2017. The parallel run will be used to assess whether the proposed minimum ratio of 3% is appropriate, with a view to migrating to a Pillar 1 requirement from 1 January 2018.

In November 2013, the PRA issued a supervisory statement on leverage and capital ratios which requires major UK banks from 1 January 2014 to meet a 3% CRD IV end point tier 1 leverage ratio but after taking deductions to reflect the FPC’s assessment of expected future losses, future costs of conduct redress and adjusting for a more prudent calculation of risk weights, as published previously in June 2013.

In January 2014, the Basel Committee published its finalised leverage ratio framework, along with the public disclosure requirements applicable from 1 January 2015. Under CRD IV, the final calibration and legislative proposals are expected to be determined following a review of the revised Basel proposals and the basis of the EBA’s assessment of the impact and effectiveness of the leverage ratio during a monitoring period from 1 January 2014 until 30 June 2016.

Monitoring leverage has been part of HSBC’s regulatory reporting since December 2010. From the 2012 year end, ahead of the Basel III disclosure timeline, UK banks were required by the PRA to disclose an estimated leverage ratio at year-end and mid-year, using a hybrid of Basel III and CRD IV rules.

In January 2014, the PRA issued a letter to major UK banks setting out the approach to be taken for calculating the leverage ratio for year-end 2013 Pillar 3 disclosures. This confirmed that the calculation of the leverage ratio is conceptually unchanged and will continue to be based on a hybrid of Basel III and CRD IV basis. The numerator is now calculated using the final CRD IV end point tier 1 (rather than draft) capital definition. The calculation of the exposure measure will continue to be based on the December 2010 Basel III text.

It should be noted that this PRA-prescribed basis for disclosing the leverage ratio is not aligned with the November 2013 supervisory statement, the CRD IV final rules or the Basel Committee’s final proposals on the Basel III leverage ratio. However, the CRD IV basis is expected to be aligned to Basel during 2014.

For a detailed basis of preparation of the leverage ratio, see Appendix III.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 10: Estimated CRD IV end point leverage ratio

PRA- prescribed basis
US$bn
At 31 December 2013
Total assets per financial balance sheet	2,671

Adjustment to reverse netting of loans and deposits allowable under IFRS	93

Reversal of the accounting values:	(482)
Derivatives	(282)
Repurchase agreement and Securities finance	(200)

Replaced with regulatory values:	386
Derivatives	239
Repurchase agreement and Securities finance	147

Addition of off balance sheet commitments and guarantees:	388
Guarantees and contingent liabilities	85
Commitments	295
Other	8

Exclusion of items already deducted from the capital measure	(28)

Exposure measure after regulatory adjustments	3,028

Tier 1 capital under CRD IV (end point)	133

Estimated leverage ratio (end point)	4.4%

Tier 1 capital under CRD IV (including instruments that will be ineligible for inclusion after Basel III transitional period has fully elapsed)	149

Estimated leverage ratio (including instruments that will be ineligible for inclusion after Basel III transitional period has fully elapsed)	4.9%

At 31 December 2012
Estimated leverage ratio (end point)	4.2%

Estimated leverage ratio (including instruments that will be ineligible for inclusion after Basel III transitional period has fully elapsed)	4.8%

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Risk management

Overview

All our activities involve to varying degrees the measurement, evaluation, acceptance and management of risks. As risk is not static, our risk profile continually alters as a result of change in the scope and impact of a wide range of factors, from geopolitical to transactional. Our risk management framework is designed for the continuous monitoring of the risk environment and an integrated evaluation of risks and their interactions.

The objective of risk management, shared across the organisation, is to support the Group’s strategic priorities to build sustainable, profitable businesses in the long-term interests of our shareholders and other stakeholders. We aim to ensure that risk management is embedded in how we run our business.

Risk management is embedded through:

•	a historically strong risk culture, with personal accountability for decisions;

•	a formal governance structure, with a clear, well understood framework of risk ownership, standards and policy;

•	the alignment of risk and business objectives, with integration of risk appetite into business planning and capital management; and

•	an independent and expert global risk function (‘Global Risk’).

Risk culture

HSBC has long recognised the importance of a strong risk culture, the fostering of which is a key responsibility of senior executives. Our risk culture may be characterised as conservative, control-based and rooted in experience. It is reinforced by our HSBC Values and our Global Standards, and forms the basis from which the Board, advised by the Group Risk Committee (‘GRC’), establishes the Group’s risk appetite and the risk management framework. These are instrumental in aligning the behaviour of individuals with the Group’s attitude to assuming and managing risk.

Our global standards set the tone from the top, and are central to our approach to balancing risk and reward. All staff play a role in the management of risk as part of our ‘three lines of defence’ model and are accountable for identifying, assessing and managing risks within the scope of their assigned responsibilities. We have a system of personal, not collective, authorities for lending decisions. Personal accountability, reinforced by our HSBC

Values, helps sustain a disciplined and constructive culture of risk management and control throughout HSBC. Our risk culture is also reinforced by our approach to remuneration, which is discussed further on page 89 of this report.

Further details on the five main elements underpinning our risk culture may be found on page 39 of the Annual Report and Accounts 2013.

Risk governance and risk appetite

Our risk governance structure and approach to risk appetite are set out in the report of the GRC on pages 353 and 355 of the Annual Report and Accounts 2013.

Risk management objectives are integrated into the performance scorecards of the heads of regions, global businesses and key functions from the GMB down, and cascaded through the organisation. The objectives of Global Risk are also aligned through this process with strategic business objectives.

Risk appetite is a key component of our management of risk. Our approach is designed to reinforce the integration of risk considerations into key business goals and planning processes. The risk appetite statement, which is approved annually by the Board under advice from the GRC, and whose implementation is overseen by the GMB, describes the types and levels of risk that we are prepared to take in executing our strategy.

Diversification is an important aspect of our management of risk. Geographical diversification of our lending portfolio across the regions, together with our broad range of global businesses and products, ensures that we are not overly dependent on a limited number of countries or markets to generate income and growth. It also supports our strategies for growth in faster-growing markets and those with international connectivity. Diversification models are developed, in conjunction with the business, within Global Risk’s quantitative analytics discipline.

An established framework of risk ownership and documented standards, policy and procedures, supports effective risk management and internal control systems.

Further details on the risk appetite framework may be found on page 354 of the Annual Report and Accounts 2013.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Global Risk

Headed by the Group Chief Risk Officer (‘GCRO’), Global Risk is mandated to provide an expert, integrated and independent assessment of risks Group-wide.

Global Risk:

•	forms the the second line of defence, with responsibility for setting policy and for providing oversight and challenge of the activities conducted by the first line.

•	supports our global businesses, regions, countries and global functions in the development and achievement of strategic objectives;

•	fosters development of a conservative but constructive Group risk culture;

•	partners the global businesses, regions, countries and global functions in risk appetite planning and monitoring;

•	carries out central approvals, controls, risk systems leadership and the analysis and reporting of management information;

•	addresses risk issues in dealings with external stakeholders including regulators and analysts; and

•	in addition to ‘business as usual’ operations, engages with business development activities such as new product approval and post-implementation review, and acquisition due diligence.

Risk measurement and reporting systems

The purpose of our risk measurement and reporting systems is to ensure that, as far as possible, risks are comprehensively captured with all the attributes necessary to support well-founded decisions, that those attributes are accurately assessed and that information is delivered in a timely way for those risks to be successfully managed and mitigated.

Risk measurement and reporting systems are also subject to a governance framework designed to ensure that their build and implementation are fit for purpose and that they are functioning properly. Risk information technology (‘IT’) systems development is a key responsibility of the Global Risk function globally, while the development and operation of risk rating and management systems and processes are ultimately subject to the oversight of the Board.

We continue to invest significant resources in IT systems and processes in order to maintain and improve our risk management capabilities. Group policy promotes the deployment of preferred technology where practicable. Group standards govern the procurement and operation of systems used in our subsidiaries to process risk information within business lines and risk functions.

Risk measurement, monitoring and reporting structures deployed at Group level are replicated in global businesses and major operating subsidiaries through a common operating model for integrated risk management and control. This model sets out the respective responsibilities of Group, global business, region and country level risk functions in respect of such matters as risk governance and oversight, compliance risks, approval authorities and lending guidelines, global and local scorecards, management information and reporting, and relations with third parties including regulators, rating agencies and auditors.

Risk analytics and model governance

Global Risk manages a number of analytics disciplines supporting rating and scoring models for different risk types and business segments, economic capital and stress testing. It formulates technical responses to industry developments and regulatory policy in the field of risk analytics, develops HSBC’s global risk models, and oversees local model development and use around the Group in progress toward our implementation targets for the IRB advanced approach.

Model governance is under the general oversight of Group Model Oversight Committee (‘Group MOC’). Group MOC is supported by specific global functional MOCs for Wholesale Credit and Market Risk (‘WCMR’) and RBWM, and has regional and entity-level counterparts with comparable terms of reference. The Group MOC meets bi-monthly and reports to RMM. It is chaired by the Risk function, and its membership is drawn from Risk, Finance and global businesses.

Its primary responsibilities are to bring a strategic approach to model-related issues across the Group and to oversee the governance of our risk rating models, their consistency and approval, within the Basel framework. Through its oversight of the functional WCMR and RBWM MOCs, it identifies emerging risks for all aspects of the risk rating system, ensuring that model risk is managed within our Risk Appetite Statement, and formally advises RMM on any material model-related issues.

The development and use of data and models to meet local requirements are the responsibility of regional and/or local entities under the governance of their own management, subject to overall Group policy and oversight.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Credit risk

Overview and responsibilities

Credit risk represents our largest regulatory capital requirement.

The principal objectives of our credit risk management function are:

•	to maintain across HSBC a strong culture of responsible lending, and a robust credit risk policy and control framework;

•	to both partner and challenge our businesses in defining, implementing and continually re-evaluating our credit risk appetite under actual and stress scenario conditions; and

•	to ensure there is independent, expert scrutiny of credit risks, their costs and their mitigation.

The credit risk functions within WCMR and RBWM are the constituent parts of Global Risk that support the GCRO in overseeing credit risks at the highest level. For this, their major duties comprise: undertaking independent reviews of large and high-risk credit proposals, large exposure policy and reporting oversight of our wholesale and retail credit risk management disciplines, ownership of our credit policy and credit systems programmes, portfolio management oversight and reporting on risk matters to senior executive management and to regulators.

These credit risk functions work closely with other parts of Global Risk, for example: with Security and Fraud Risk on enhancement of protection against retail product fraud, with Operational Risk on the internal control framework and with Risk Strategy on developing our economic capital model, risk appetite process and stress testing.

The credit responsibilities of Global Risk are described on page 266 of the Annual Report and Accounts 2013.

Group-wide, the credit risk functions comprise a network of credit risk management offices reporting within regional, integrated risk functions. They fulfil an essential role as independent risk control units distinct from business line management in providing an objective scrutiny of risk rating assessments, credit proposals for approval and other risk matters.

We operate through a hierarchy of personal credit limit approval authorities, not committee structures. Risk officers of individual operating companies, acting under authorities delegated by their boards and executive bodies within local and Group standards, are accountable for their recommendations and credit approval decisions. Each operating company is responsible for the quality and performance of its credit portfolios, and for monitoring and controlling all credit risks in those portfolios in accordance with Group standards.

Above certain risk-based thresholds established in line with authorities delegated by the Board, Head Office concurrence must be provided for locally-approved facilities before they are extended to the customer. Moreover, risk proposals in certain portfolios – sovereign obligors, banks, some non-bank financial institutions and intra-Group exposures – are approved centrally in Global Risk to facilitate efficient control and the reporting of regulatory large  and cross-border exposures.

Credit risk management

Our exposure to credit risk arises from a wide range of customer and product types, and the risk rating systems in place to measure and monitor these risks are correspondingly diverse. Each major subsidiary typically has some exposures across this range, and requirements may differ according to jurisdictions in which it operates.

Credit risk exposures are generally measured and managed in portfolios of either customer types or product categories. Risk rating systems are designed to assess the default propensity of, and loss severity associated with, distinct customers who are typically managed as individual relationships or, in the case of retail business, exposures on a product portfolio basis.

Risk rating systems for retail exposures are generally quantitative in nature, applying techniques such as behavioural analysis across product portfolios comprising large numbers of homogeneous transactions. Rating systems for individually managed relationships typically use customer financial statements and market data analysis, but also qualitative elements and a final subjective overlay to better reflect any idiosyncratic elements of the customer’s risk profile, see ‘Application of the IRB Approach’ on page 41.

Whatever the nature of the exposure, a fundamental principle of our policy and approach is that analytical risk rating systems and scorecards are all valuable tools at the disposal of management, informing judgemental decisions for which individual approvers are ultimately accountable.

In the case of automated decision-making processes, as used in retail credit origination where risk decisions may be taken ‘at the point of sale’ with no management intervention, that accountability rests with those responsible for the

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

parameters built into those processes/systems and the governance and controls surrounding their use.

The credit process provides for at least an annual review of facility limits granted. Review may be more frequent, as required by circumstances, such as the emergence of adverse risk factors, and any consequent amendments to risk ratings must be promptly implemented.

We constantly seek to improve the quality of our risk management. For central management and reporting purposes, Group IT systems are deployed to process credit risk data efficiently and consistently. A central database is used, which covers substantially all our direct lending exposures and holds the output of risk rating systems Group-wide. This continues to be enhanced in order to deliver, at an increasingly granular level, comprehensive management information in support of business strategy, as well as solutions to evolving regulatory reporting requirements, such as the European common reporting requirements.

Group standards govern the process through which risk rating systems are initially developed, judged fit for purpose, approved and implemented; the conditions under which analytical risk model outcomes can be overridden by decision-takers; and the process of model performance monitoring and reporting. The emphasis is on an effective dialogue between business line and risk management, suitable independence of decision-takers, and a good understanding and robust challenge on the part of senior management.

Like other facets of risk management, analytical risk rating systems are not static and are subject to review and modification in the light of the changing environment, the greater availability and quality of data and any deficiencies identified through internal and external regulatory review. Structured processes and metrics are in place to capture relevant data and feed this into continuous model improvement. See also the comments on ‘Model performance’ on page 59.

Credit risk models governance

All new or materially changed IRB models require PRA approval, as set out in more detail on page 41 below. Throughout HSBC, such models fall directly under the remit of the global functional MOCs.

The global functional MOCs are responsible for defining the thresholds above which models require their approval, supporting both internal governance and the PRA approval process, for example if they cover exposures generating credit risk capital requirements exceeding a prescribed threshold or are otherwise deemed material on grounds of risk, portfolio size, or business type.

The RBWM MOC model materiality thresholds are:

•	IRB models exceeding, or estimated to exceed, US$2bn in RWAs;

•	application models with annual proposed value of new business sourced through the model exceeding US$2bn for secured lending and US$0.5bn for unsecured lending;

•	behavioural models with managed total exposure exceeding US$2bn for secured lending and US$1bn for unsecured lending; and

•	provisioning models with impairment change impact exceeding US$0.1bn.

WCMR MOC requires all credit risk models for which it is responsible to be approved by delegated senior managers in WCMR with notification to the MOC which retains the responsibility for oversight. RBWM MOC applies different thresholds depending on model type.

Global Risk utilises HSBC standards for the development, validation, independent review, approval, implementation and performance monitoring of credit risk rating models, and oversight of respective local standards for local models. All models must be reviewed at least annually, or more frequently as the need arises.

Compliance with HSBC standards is subject to examination both by risk oversight and review from within the risk function itself, and by internal audit. While the standards set out minimum general requirements, Global Risk has discretion to approve dispensations exceptionally, and fosters best practice between offices.

The following tables set out credit risk exposure values, RWAs and regulatory capital requirements calculated at 8% of RWAs. Table 12 presents exposure values analysed across geographical regions, tables 13 and 14 respectively RWAs and RWA density by geographical region. Exposure values are allocated to a region based on the country of incorporation of the HSBC subsidiary or associate where the exposure was originated. In table 15, allocation to industry sectors is based on the sectoral classification of the obligor, rather than any guarantor, if applicable. Table 16 shows exposures by period outstanding from the reporting date to the maturity date. The full exposure value is allocated to a residual maturity band based on the contractual end date.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 11: Credit risk – summary

	At 31 December 2013				At 31 December 2012
	Exposure value US$bn	Average exposure value US$bn	RWAs US$bn	Capital required US$bn	Exposure value US$bn	Average exposure value US$bn	RWAs US$bn	Capital required US$bn

Credit risk analysis by exposure class
IRB advanced approach	1,468.8	1,459.5	521.2	41.6	1,470.0	1,551.2	513.6	41.1
Retail:
– secured on real estate property	310.7	310.5	105.4	8.4	317.4	310.7	130.8	10.5
– qualifying revolving retail	66.9	64.4	15.4	1.2	64.0	95.6	16.2	1.3
– SMEs[1]	18.6	15.8	8.9	0.7	13.1	13.1	6.8	0.5
– other retail	46.8	55.1	11.0	0.9	60.1	60.3	17.2	1.4
Total retail	443.0	445.8	140.7	11.2	454.6	479.7	171.0	13.7
Central governments and central banks	341.7	343.8	53.0	4.1	355.8	407.4	36.8	2.9
Institutions	130.0	136.0	28.0	2.2	131.1	141.5	27.0	2.2
Corporates	508.7	486.8	279.7	22.5	479.1	465.0	251.6	20.1
Equity	–	0.2	–	–	0.3	0.4	0.9	0.1
Securitisation positions[2]	45.4	46.9	19.8	1.6	49.1	57.2	26.3	2.1

IRB foundation approach	23.6	20.8	13.6	1.1	19.4	17.7	10.3	0.8
Corporates	23.6	20.8	13.6	1.1	19.4	17.7	10.3	0.8

Standardised approach	667.7	658.7	329.5	26.4	681.5	630.2	374.5	30.0
Central governments and central banks	220.0	192.3	0.7	0.1	177.4	117.1	0.9	0.1
Institutions	35.2	39.2	12.1	1.0	57.5	56.4	19.4	1.6
Corporates	221.8	237.1	202.1	16.2	254.5	259.9	237.3	19.0
Retail	47.7	49.7	36.1	2.9	52.9	53.9	40.1	3.2
Secured on real estate property	50.4	45.9	28.4	2.2	45.3	47.4	24.0	1.9
Past due items	4.1	4.2	5.4	0.4	4.4	4.3	6.0	0.5
Regional governments or local authorities	0.8	1.0	0.8	0.1	1.2	1.2	1.0	0.1
Equity	3.3	3.2	3.5	0.3	2.8	5.7	2.8	0.2
Other items[3]	84.4	86.1	40.4	3.2	85.5	84.3	43.0	3.4

	2,160.1	2,139.0	864.3	69.1	2,170.9	2,199.1	898.4	71.9

1	The PRA allows exposures to SMEs to be treated under the Retail IRB approach, where the total amount owed to the Group by the counterparty is less than €1m and the customer is not managed individually as a corporate counterparty.
2	Excludes trading book securitisation positions and positions deducted from regulatory capital (that would be risk-weighted at 1,250%).
3	Primarily includes such items as fixed assets, prepayments, accruals and Hong Kong Government certificates of indebtedness.

Key points

•

Average exposure secured on real estate property treated under the IRB advanced approach remained stable as growth in the UK and Hong Kong markets has been offset by continued run-off and the sale of loans in the US CML portfolio in North America and the sale of the HFC Bank UK secured loan portfolio in Europe.

•	Sale of the US CRS portfolio in 2012 has reduced the average exposure value for qualifying revolving retail exposures treated under the IRB advanced approach.

•	Business restructuring for a portfolio of SME exposures in Europe caused a change from the corporate to the retail SME IRB advanced approach, increasing the average exposure for this exposure class.

•	Sale of non-real estate exposures in the US CML portfolio in North America has reduced the average exposure for the other retail IRB advanced approach.

•

Adoption of the standardised approach for EEA central banks following updated policy guidance in Q4 2012 was the key driver of the increase in average exposure for central governments and central banks, with a corresponding decrease under the IRB advanced approach.

•	The reduction in average exposure for corporates, institutions and retail under the standardised approach is mainly due to the deconsolidation of Industrial Bank.

•	Refer to Table 7 Key points and Movements in RWAs in 2013 commentary on Page 17 for additional information.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 12: Credit risk exposure – by geographical region

	Exposure value
	Europe US$bn	Hong Kong US$bn	Rest of Asia- Pacific US$bn	MENA US$bn	North America US$bn	Latin America US$bn	Total US$bn	RWAs US$bn

At 31 December 2013
IRB advanced approach	513.5	342.2	263.0	26.0	297.8	26.3	1,468.8	521.2
Retail:
– secured on real estate property	154.8	52.1	34.4	–	69.4	–	310.7	105.4
– qualifying revolving retail	36.9	25.3	–	–	4.7	–	66.9	15.4
– SMEs[1]	17.2	0.8	–	–	0.6	–	18.6	8.9
– other retail	37.8	5.8	–	–	3.2	–	46.8	11.0
Total retail:	246.7	84.0	34.4	–	77.9	–	443.0	140.7
Central governments and central banks	39.7	90.4	76.4	20.5	91.7	23.0	341.7	53.0
Institutions	23.7	48.6	38.3	5.3	10.8	3.3	130.0	28.0
Corporates	163.3	118.9	113.7	0.2	112.6	–	508.7	279.7
Equity	–	–	–	–	–	–	–	–
Securitisation positions[2]	40.1	0.3	0.2	–	4.8	–	45.4	19.8

IRB foundation approach	16.7	–	–	6.9	–	–	23.6	13.6
Corporates	16.7	–	–	6.9	–	–	23.6	13.6

Standardised approach	236.1	54.5	236.5	50.5	26.0	64.1	667.7	329.5
Central governments and central banks	170.6	5.3	37.9	5.6	0.6	–	220.0	0.7
Institutions	3.6	0.1	30.3	1.2	–	–	35.2	12.1
Corporates	25.0	8.0	118.5	32.0	3.2	35.1	221.8	202.1
Retail	7.9	1.8	15.1	5.4	2.2	15.3	47.7	36.1
Secured on real estate property	7.5	2.0	24.0	3.5	8.5	4.9	50.4	28.4
Past due items	0.7	0.1	0.3	0.8	0.5	1.7	4.1	5.4
Regional governments or local authorities	–	–	–	0.1	–	0.7	0.8	0.8
Equity	0.8	0.1	–	0.2	1.7	0.5	3.3	3.5
Other items[3]	20.0	37.1	10.4	1.7	9.3	5.9	84.4	40.4

	766.3	396.7	499.5	83.4	323.8	90.4	2,160.1	864.3

At 31 December 2012
IRB advanced approach	495.0	323.6	263.5	26.1	331.4	30.4	1,470.0	513.6
Retail:
– secured on real estate property	148.6	50.6	35.2	–	83.0	–	317.4	130.8
– qualifying revolving retail	34.4	23.6	–	–	6.0	–	64.0	16.2
– SMEs[1]	11.6	0.8	–	–	0.7	–	13.1	6.8
– other retail	39.0	11.1	2.9	–	7.1	–	60.1	17.2
Total retail:	233.6	86.1	38.1	–	96.8	–	454.6	171.0
Central governments and central banks	44.5	89.6	75.5	19.6	100.6	26.0	355.8	36.8
Institutions	25.9	37.3	38.5	6.4	18.6	4.4	131.1	27.0
Corporates	146.4	110.1	111.1	0.1	111.4	–	479.1	251.6
Equity	0.3	–	–	–	–	–	0.3	0.9
Securitisation positions[2]	44.3	0.5	0.3	–	4.0	–	49.1	26.3

IRB foundation approach	13.4	–	–	6.0	–	–	19.4	10.3
Corporates	13.4	–	–	6.0	–	–	19.4	10.3

Standardised approach	223.8	42.7	274.0	49.1	19.4	72.5	681.5	374.5
Central governments and central banks	130.1	0.4	44.0	2.7	0.1	0.1	177.4	0.9
Institutions	3.0	0.1	52.0	2.4	–	–	57.5	19.4
Corporates	50.3	3.6	127.3	32.7	2.5	38.1	254.5	237.3
Retail	7.6	1.9	16.5	5.2	2.8	18.9	52.9	40.1
Secured on real estate property	9.8	2.4	22.5	2.8	2.2	5.6	45.3	24.0
Past due items	0.6	0.1	0.2	1.2	0.4	1.9	4.4	6.0
Regional governments or local authorities	–	–	–	0.1	–	1.1	1.2	1.0
Equity	0.4	0.9	0.1	–	1.4	–	2.8	2.8
Other items[3]	22.0	33.3	11.4	2.0	10.0	6.8	85.5	43.0

	732.2	366.3	537.5	81.2	350.8	102.9	2,170.9	898.4

For footnotes, see page 33.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Key points

•

Corporate exposure increases under the IRB advanced approach and corresponding reductions in corporate exposure under the standardised approach in Europe were mainly due to the movement of income producing real estate portfolios from standardised to the IRB slotting approach as required by the PRA.

•

Secured on real estate exposure increases under the standardised approach in North America are due to the movement of commercial real estate exposure in the US from the IRB advanced approach to the standardised approach.

•

Corporate exposure increases under the standardised approach in Hong Kong were due to the identification of exposures which did not meet the full modelling requirements and these were moved from the IRB advanced approach.

•

Central government and central bank exposure growth under the standardised approach in Hong Kong was due to reclassification of indirect EEA sovereign exposures from the IRB advanced approach following updated policy guidance.

•	Refer to Tables 7 and 11 Key points and Movements in RWAs commentary on Page 17 for additional information.

Table 13: Credit risk exposure – RWAs by geographical region

	Europe US$bn	Hong Kong US$bn	Rest of Asia- Pacific US$bn	MENA US$bn	North America US$bn	Latin America US$bn	Total US$bn

At 31 December 2013
RWAs
IRB advanced approach	157.1	85.8	97.1	11.2	161.5	8.5	521.2
Retail:
– secured on real estate property	9.4	3.8	3.3	–	88.9	–	105.4
– qualifying revolving retail	7.8	6.0	–	–	1.6	–	15.4
– SMEs[1]	8.5	–	–	–	0.4	–	8.9
– other retail	8.1	1.3	–	–	1.6	–	11.0
Total retail	33.8	11.1	3.3	–	92.5	–	140.7
Central governments and central banks	5.5	7.3	14.5	10.0	8.8	6.9	53.0
Institutions	8.5	7.6	7.6	1.2	1.5	1.6	28.0
Corporates	90.4	59.7	71.6	–	58.0	–	279.7
Equity	–	–	–	–	–	–	–
Securitisation positions[2]	18.9	0.1	0.1	–	0.7	–	19.8

IRB foundation approach	9.8	–	–	3.8	–	–	13.6
Corporates	9.8	–	–	3.8	–	–	13.6

Standardised approach	44.5	17.0	148.9	40.0	22.7	56.4	329.5
Central governments and central banks	–	–	0.6	–	0.1	–	0.7
Institutions	0.1	0.1	11.3	0.6	–	–	12.1
Corporates	21.0	7.3	105.4	30.9	2.9	34.6	202.1
Retail	6.3	1.3	11.4	4.0	1.7	11.4	36.1
Secured on real estate property	3.0	0.9	11.8	2.0	7.8	2.9	28.4
Past due items	0.9	0.1	0.3	1.0	0.6	2.5	5.4
Regional governments or local authorities	–	–	–	0.1	–	0.7	0.8
Equity	0.9	0.1	–	0.2	1.8	0.5	3.5
Other items[3]	12.3	7.2	8.1	1.2	7.8	3.8	40.4

	211.4	102.8	246.0	55.0	184.2	64.9	864.3

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

	Europe US$bn	Hong Kong US$bn	Rest of Asia- Pacific US$bn	MENA US$bn	North America US$bn	Latin America US$bn	Total US$bn
At 31 December 2012
RWAs
IRB advanced approach	143.6	70.2	92.1	9.4	187.1	11.2	513.6
Retail:
– secured on real estate property	11.1	3.8	3.8	–	112.1	–	130.8
– qualifying revolving retail	8.5	5.7	–	–	2.0	–	16.2
– SMEs[1]	6.4	–	–	–	0.4	–	6.8
– other retail	8.5	1.2	0.1	–	7.4	–	17.2
Total retail	34.5	10.7	3.9	–	121.9	–	171.0
Central governments and central banks	3.6	1.8	11.3	7.7	3.3	9.1	36.8
Institutions	7.6	5.9	7.1	1.7	2.6	2.1	27.0
Corporates	71.8	51.7	69.7	–	58.4	–	251.6
Equity	0.9	–	–	–	–	–	0.9
Securitisation positions[2]	25.2	0.1	0.1	–	0.9	–	26.3

IRB foundation approach	7.1	–	–	3.2	–	–	10.3
Corporates	7.1	–	–	3.2	–	–	10.3

Standardised approach	72.2	12.7	167.9	41.5	17.1	63.1	374.5
Central governments and central banks	–	–	0.7	–	0.1	0.1	0.9
Institutions	0.2	0.1	18.1	1.0	–	–	19.4
Corporates	45.9	3.2	116.4	32.1	2.2	37.5	237.3
Retail	5.9	1.4	12.4	3.9	2.3	14.2	40.1
Secured on real estate property	5.4	1.3	11.0	1.6	1.4	3.3	24.0
Past due items	0.7	0.1	0.3	1.6	0.6	2.7	6.0
Regional governments or local authorities	–	–	–	0.1	–	0.9	1.0
Equity	0.4	0.9	0.1	–	1.4	–	2.8
Other items[3]	13.7	5.7	8.9	1.2	9.1	4.4	43.0

	222.9	82.9	260.0	54.1	204.2	74.3	898.4

For footnotes, see page 33.

Key point

•	Refer to tables 7, 11 and 12 Key points and Movements in RWA commentary on Page 17 for additional information.

Table 14: Credit risk exposure – RWA density by geographical region

	Europe %	Hong Kong %	Rest of Asia- Pacific %	MENA %	North America %	Latin America %	Total %

At 31 December 2013
RWA density
IRB advanced approach	31	25	37	43	54	32	35
Retail:
– secured on real estate property	6	7	10	–	128	–	34
– qualifying revolving retail	21	24	–	–	34	–	23
– SMEs[1]	49	3	–	–	63	–	48
– other retail	21	23	–	–	50	–	23
Total retail	14	13	10	–	119	–	32
Central governments and central banks	14	8	19	49	10	30	16
Institutions	36	16	20	23	14	48	22
Corporates	55	50	63	–	52	–	55
Equity	–	–	–	–	–	–	–
Securitisation positions[2]	47	26	71	–	15	–	44

IRB foundation approach	59	–	–	55	–	–	58
Corporates	59	–	–	55	–	–	58

Standardised approach	19	31	63	79	87	88	49
Central governments and central banks	0	0	2	1	10	0	0
Institutions	3	100	37	53	–	–	34
Corporates	84	91	89	96	89	99	91
Retail	79	75	75	75	78	74	76
Secured on real estate property	41	43	49	56	92	60	56
Past due items	122	127	131	124	124	141	131
Regional governments or local authorities	–	–	–	100	–	92	93
Equity	124	100	–	100	100	100	105
Other items[3]	61	19	78	69	85	64	48

Total	28	26	49	66	57	72	40

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

	Europe %	Hong Kong %	Rest of Asia- Pacific %	MENA %	North America %	Latin America %	Total %

At 31 December 2012
RWA density
IRB advanced approach	29	22	35	36	56	37	35
Retail:
– secured on real estate property	7	7	11	–	135	–	41
– qualifying revolving retail	25	24	–	–	33	–	25
– SMEs[1]	55	–	–	–	58	–	52
– other retail	22	12	2	–	103	–	29

Total retail	15	13	10	–	126	–	38
Central governments and central banks	8	2	15	39	3	35	10
Institutions	29	16	18	28	14	47	21
Corporates	49	47	63	–	52	–	53
Equity	370	–	–	–	–	–	370
Securitisation positions[2]	57	11	48	–	22	–	54

IRB foundation approach	53	–	–	53	–	–	53
Corporates	53	–	–	53	–	–	53

Standardised approach	32	30	61	84	88	87	55
Central governments and central banks	0	0	2	0	100	100	1
Institutions	5	65	35	44	–	–	34
Corporates	91	90	91	98	88	98	93
Retail	77	75	75	75	83	75	76
Secured on real estate property	55	54	49	57	62	59	53
Past due items	126	132	135	130	129	144	136
Regional governments or local authorities	–	–	–	100	–	84	86
Equity	100	100	100	–	100	–	100
Other items[3]	62	17	78	62	91	63	50

Total	30	23	48	67	58	72	41

For footnotes, see page 33.

Key points

•

In general, standardised RWA densities show a greater consistency across regions and exposure classes than IRB advanced, as the IRB advanced approach reflects the relative risks of the different portfolios to a greater extent.

•

Central government and central bank RWA densities under the IRB advanced approach have increased across most regions due to the implementation of a floor for loss-given-default of 45% as required by the PRA. Adverse internal sovereign rating changes in Egypt and Hong Kong and favourable changes for the US also contributed to the movement in RWA density.

•

RWA densities for retail secured on real estate property are higher in North America than other regions due to the challenging conditions in the US mortgage market in recent years. RWA densities are lower in the UK and Hong Kong because of the resilience of the residential property sector in those markets which warrants the application of lower loss metrics for those exposures.

•

Reductions in RWA density for retail secured on real estate property for the Group were due to high quality exposure growth in the UK and Hong Kong markets continued run-off, the sale of loans, and assets moving into default in the US CML portfolio in North America; and the sale of the HFC Bank UK secured loan portfolio in Europe. The latter portfolios carry higher RWA densities.

•	Sale of non-real estate exposures in the US CML portfolio has improved the RWA density for the IRB advanced other retail exposure class in North America and for the Group.

•

A change in treatment for the low RWA density Lombard lending portfolio in Hong Kong and the UK from IRB advanced other retail to standardised corporate was the main driver for the increase in RWA density in the Hong Kong IRB advanced other retail exposure class.

•	Business restructuring for a portfolio of SME exposures in Europe enabled a change in treatment from Corporate to Retail SME, improving the RWA density for the Retail SME exposure class.

•	Refer to tables 7 and 11-13 Key points and Movements in RWAs commentary on Page 17 for additional information.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 15: Credit risk exposure – by industry sector

	Exposure value
	Personal US$bn	Manu- facturing US$bn	Inter- national trade and services US$bn	Property and other business activities US$bn	Government and public admin- istration US$bn	Other commercial US$bn	Financial US$bn	Non- customer assets US$bn	Total US$bn

At 31 December 2013
IRB advanced approach	426.7	118.9	113.8	151.7	107.2	73.8	476.7	–	1,468.8
Retail:
– secured on real estate property	310.7	–	–	–	–	–	–	–	310.7
– qualifying revolving retail	66.9	–	–	–	–	–	–	–	66.9
– SMEs[1]	–	0.9	1.7	14.2	0.4	0.9	0.5	–	18.6
– other retail	46.7	–	–	–	0.1	–	–	–	46.8
Total retail	424.3	0.9	1.7	14.2	0.5	0.9	0.5	–	443.0
Central governments and central banks	–	–	–	–	90.4	0.2	251.1	–	341.7
Institutions	–	–	–	–	0.2	–	129.8	–	130.0
Corporates	2.4	118.0	112.1	137.5	16.1	72.7	49.9	–	508.7
Equity	–	–	–	–	–	–	–	–	–
Securitisation positions[2]	–	–	–	–	–	–	45.4	–	45.4

IRB foundation approach	–	8.6	5.9	1.1	0.4	4.2	3.4	–	23.6
Corporates	–	8.6	5.9	1.1	0.4	4.2	3.4	–	23.6

Standardised approach	89.4	58.9	50.7	44.0	81.0	46.2	238.8	58.7	667.7
Central governments and central banks	–	–	–	–	56.9	–	163.1	–	220.0
Institutions	–	–	–	–	–	–	35.2	–	35.2
Corporates	3.2	57.5	47.4	35.1	21.1	44.1	13.4	–	221.8
Retail	42.5	1.0	1.9	1.2	0.2	0.6	0.3	–	47.7
Secured on real estate property	41.3	0.1	1.1	7.0	–	0.9	–	–	50.4
Past due items	2.4	0.3	0.3	0.4	0.1	0.6	–	–	4.1
Regional governments or local authorities	–	–	–	–	0.8	–	–	–	0.8
Equity	–	–	–	–	–	–	3.3	–	3.3
Other items[3]	–	–	–	0.3	1.9	–	23.5	58.7	84.4

	516.1	186.4	170.4	196.8	188.6	124.2	718.9	58.7	2,160.1

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

	Exposure value
	Personal US$bn	Manu- facturing US$bn	Inter- national trade and services US$bn	Property and other business activities US$bn	Government and public admin- istration US$bn	Other commercial US$bn	Financial US$bn	Non- customer assets US$bn	Total US$bn

At 31 December 2012
IRB advanced approach	443.6	115.0	103.6	126.9	98.5	70.0	512.4	–	1,470.0
Retail:
– secured on real estate property	317.4	–	–	–	–	–	–	–	317.4
– qualifying revolving retail	64.0	–	–	–	–	–	–	–	64.0
– SMEs[1]	–	0.8	2.4	6.8	0.7	1.6	0.8	–	13.1
– other retail	60.1	–	–	–	–	–	–	–	60.1
Total retail	441.5	0.8	2.4	6.8	0.7	1.6	0.8	–	454.6
Central governments and central banks	–	–	–	–	77.3	0.2	278.3	–	355.8
Institutions	–	0.1	–	–	1.0	–	130.0	–	131.1
Corporates	2.1	114.1	101.2	120.1	19.5	68.2	53.9	–	479.1
Equity	–	–	–	–	–	–	0.3	–	0.3
Securitisation positions[2]	–	–	–	–	–	–	49.1	–	49.1

IRB foundation approach	–	6.4	4.2	1.9	0.6	3.4	2.9	–	19.4
Corporates	–	6.4	4.2	1.9	0.6	3.4	2.9	–	19.4

Standardised approach	90.3	60.3	56.3	58.9	75.5	51.3	208.0	80.9	681.5
Central governments and central banks	–	–	–	–	46.6	–	130.8	–	177.4
Institutions	–	–	–	–	–	–	57.5	–	57.5
Corporates	2.8	59.0	53.2	52.0	24.7	48.5	14.3	–	254.5
Retail	45.6	1.1	2.5	1.4	1.2	0.8	0.3	–	52.9
Secured on real estate property	39.1	–	–	4.8	–	1.3	0.1	–	45.3
Past due items	2.8	0.2	0.5	0.3	0.1	0.4	0.1	–	4.4
Regional governments or local authorities	–	–	–	–	1.0	–	0.2	–	1.2
Equity	–	–	–	0.2	–	0.2	2.4	–	2.8
Other items[3]	–	–	0.1	0.2	1.9	0.1	2.3	80.9	85.5

	533.9	181.7	164.1	187.7	174.6	124.7	723.3	80.9	2,170.9

For footnotes see page 33.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 16: Credit risk exposure – by residual maturity

	Exposure value
	Less than 1 year US$bn	Between 1 and 5 years US$bn	More than 5 years US$bn	Undated US$bn	Total US$bn	RWAs US$bn

At 31 December 2013

IRB advanced approach	642.5	405.0	421.3	–	1,468.8	521.2
Retail:
– secured on real estate property	2.8	5.0	302.9	–	310.7	105.4
– qualifying revolving retail	66.9	–	–	–	66.9	15.4
– SMEs[1]	3.8	8.7	6.1	–	18.6	8.9
– other retail	7.0	23.1	16.7	–	46.8	11.0
Total retail	80.5	36.8	325.7	–	443.0	140.7
Central governments and central banks	206.4	106.1	29.2	–	341.7	53.0
Institutions	99.1	29.9	1.0	–	130.0	28.0
Corporates	223.1	230.6	55.0	–	508.7	279.7
Equity	–	–	–	–	–	–
Securitisation positions[2]	33.4	1.6	10.4	–	45.4	19.8

IRB foundation approach	10.6	11.5	1.5	–	23.6	13.6
Corporates	10.6	11.5	1.5	–	23.6	13.6

Standardised approach	248.0	233.5	101.2	85.0	667.7	329.5
Central governments and central banks	154.9	50.4	14.7	–	220.0	0.7
Institutions	17.9	4.3	13.0	–	35.2	12.1
Corporates	53.7	146.7	21.2	0.2	221.8	202.1
Retail	15.7	19.6	12.4	–	47.7	36.1
Secured on real estate property	2.7	9.2	38.5	–	50.4	28.4
Past due items	2.4	1.0	0.7	–	4.1	5.4
Regional governments or local authorities	0.3	0.1	0.4	–	0.8	0.8
Equity	–	–	–	3.3	3.3	3.5
Other items[3]	0.4	2.2	0.3	81.5	84.4	40.4

	901.1	650.0	524.0	85.0	2,160.1	864.3

At 31 December 2012

IRB advanced approach	647.2	385.3	437.1	0.4	1,470.0	513.6
Retail:
– secured on real estate property	3.1	6.1	308.2	–	317.4	130.8
– qualifying revolving retail	64.0	–	–	–	64.0	16.2
– SMEs[1]	1.4	7.3	4.4	–	13.1	6.8
– other retail	8.5	39.2	12.4	–	60.1	17.2
Total retail	77.0	52.6	325.0	–	454.6	171.0
Central governments and central banks	213.5	100.4	41.9	–	355.8	36.8
Institutions	103.6	26.5	0.9	0.1	131.1	27.0
Corporates	218.9	203.2	57.0	–	479.1	251.6
Equity	–	–	–	0.3	0.3	0.9
Securitisation positions[2]	34.2	2.6	12.3	–	49.1	26.3

IRB foundation approach	10.2	7.8	1.4	–	19.4	10.3
Corporates	10.2	7.8	1.4	–	19.4	10.3

Standardised approach	180.4	352.1	62.7	86.3	681.5	374.5
Central governments and central banks	88.5	83.5	5.4	–	177.4	0.9
Institutions	0.7	56.3	0.5	–	57.5	19.4
Corporates	64.7	175.2	14.5	0.1	254.5	237.3
Retail	19.8	28.7	4.4	–	52.9	40.1
Secured on real estate property	3.0	6.6	35.7	–	45.3	24.0
Past due items	3.0	0.8	0.6	–	4.4	6.0
Regional governments or local authorities	0.7	0.1	0.4	–	1.2	1.0
Equity	–	–	–	2.8	2.8	2.8
Other items[3]	–	0.9	1.2	83.4	85.5	43.0

	837.8	745.2	501.2	86.7	2,170.9	898.4

For footnotes see page 33.

Key points

•

Movements for each exposure class are mainly attributable to the various drivers of exposure movements explained in the Key points for tables 7, 11 and 12, and are not reflective of any significant restructuring of customer or other third-party obligations.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Application of the IRB approach

The narrative explanations that follow relate to the IRB approaches: advanced and foundation IRB for distinct customers and advanced IRB for the portfolio-managed retail business. Details of our use of the standardised approach can be found on page 67.

Our Group IRB credit risk rating framework incorporates obligor propensity to default expressed in PD, and loss severity in the event of default expressed in EAD and LGD. These measures are used to calculate regulatory EL and capital requirements. They are also used with other inputs to inform rating assessments for the purpose of credit approval and many other management decisions.

Use of internal estimates

PDs, LGDs, and EAD applied in the calculation of regulatory capital requirements are also extensively used for other purposes, for example:

•	credit approval and monitoring: IRB models are used in the assessment of customer and portfolio risk in lending decisions;

•	risk appetite: IRB measures are an important element in identifying risk exposure at customer, sector, and portfolio level;

•	pricing: IRB parameters are used in wholesale pricing tools for new transactions and reviews; and

•	economic capital and portfolio management: IRB parameters are used in the economic capital model that has been implemented across HSBC.

Roll-out of the IRB approach

We have adopted the Basel II advanced approach for the majority of our business. At the end of 2013, portfolios in much of Europe, Hong Kong, Rest of Asia-Pacific and North America were on advanced IRB approaches. Others remain on the standardised or foundation approaches pending the definition of local regulations or model approval, or under exemptions or exclusion from IRB treatment. Under our Basel II IRB roll-out plans, a number of our Group companies and portfolios are in transition to advanced IRB approaches.

Under the advanced IRB approach, banks are allowed to develop their own empirical models to quantify required capital for credit risk. All such models developed by us, and any material changes to those models, must be approved by the PRA, subject to de minimis exceptions. Material changes are those that individually have a high impact, or where a number of small changes in aggregate have a high impact. The PRA sets quantitative and qualitative materiality thresholds for these model changes, and requires us to obtain their approval before implementation.

In October 2012, to increase the effectiveness of this process, the FSA introduced an annual review of IRB usage, focusing on the proportion of total credit risk assets for which IRB approaches are used.

Banks have experienced difficulties in adopting advanced IRB in some cases, for example in portfolios which have very low levels of default, such that the PD, LGD and EAD cannot be assessed to a sufficiently high degree of confidence due to a lack of default or loss data. Difficulties also arise in countries where the rules and requirements of the local regulator’s implementation of Basel II are different from those of the PRA, or where the regulators have introduced capital floors and overlays to mitigate perceived model deficiencies. Tables 17 and 20 below detail several material regulatory thresholds and overlays. Whilst recognising the complexity of adopting IRB in some situations, we remain committed to working constructively with our regulators to achieve acceptable roll-out plans.

The wholesale risk rating system

This section describes how we build and operate our credit risk analytical models, and use IRB metrics, in wholesale customer business.

PDs for wholesale customer segments, that is central governments and central banks, financial institutions and corporate customers, and for certain individually assessed personal customers, are estimated using a Customer Risk Rating (‘CRR’) master scale of 23 grades. Of these, 21 are non-default grades representing varying degrees of strength of financial condition, and two are default grades.

The score generated by a credit risk rating model for the obligor is mapped to a corresponding PD and master-scale CRR. The CRR is then reviewed by a credit approver who, taking into account all relevant information, such as most recent events and market data, where available, makes the final decision on the rating. The rating assigned therefore reflects the approver’s overall view of the obligor’s credit standing and propensity to default.

The finally assigned CRR determines the applicable master-scale PD range from which the reference PD, generally the arithmetical mid-point, is used in the regulatory capital calculation.

Reviewing the initial model score, relationship managers may propose a different CRR from that indicated, where they believe this more appropriate. Such amendments may only be made through an override process and must be approved by the Credit

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

function. Overrides for each model are recorded, and override levels are reviewed, as part of the model management process.

The CRR is assigned at obligor level, which means that separate exposures to the same obligor are generally subject to a single, consistent rating. Where unfunded credit risk mitigants such as guarantees apply, these may also influence the final assignment of a CRR to an obligor. The impact of unfunded risk mitigants is considered for IRB approaches on page 66 and for the standardised approach on page 68.

If an obligor is in default on any material credit obligation to the Group, all of the obligor’s facilities from the Group are considered to be in default.

Under the IRB approach, obligors are grouped into grades that have similar PD or anticipated default frequency. The anticipated default frequency may be estimated using all relevant information at the relevant date (‘Point-in-time’ or ‘PIT’ rating system), or be free of the effects of the credit cycle (‘Through-the-cycle’ or ‘TTC’ rating system).

We generally utilise a hybrid approach of PIT and TTC. That is, while models are calibrated to long-run default rates, obligor ratings are reviewed annually, or more frequently if necessary to reflect change in their circumstances and/or their economic operating environment.

Thus, over the economic cycle, a cycle will also appear in CRR migration. The influence of longer-term economic cycle factors implied by the model’s calibration, combined with the effect of ongoing credit review, will result in long-term PDs generally above the actual default frequency during benign economic periods, but not changing so fast in a downturn. In practice, under a hybrid approach, ratings tend to be more volatile than would be the case in a pure TTC system, but less volatile than in a pure PIT one.

Moreover, our policy requires approvers to downgrade ratings on expectations, but to upgrade them only on performance. Therefore, ratings will typically migrate during a downturn in response to higher perceived risks, but be upgraded more slowly in an upswing. This leads to expected defaults overall typically exceeding actual defaults.

For EAD and LGD estimation, operating entities are permitted, subject to overview by Group Risk, to use their own modelling approaches for those parameters to suit conditions in their jurisdictions. Group Risk provides co-ordination, benchmarks, and the sharing and promotion of best practice on EAD and LGD estimation.

EAD is estimated to a 12-month forward time horizon and represents the current exposure plus an estimate for future increases in exposure taking into account such factors as available but undrawn facilities, and the realisation of contingent exposures post-default.

LGD is based on the effects of facility and collateral structure on outcomes post-default. This includes such factors as the type of client, the facility seniority, the type and value of collateral, past recovery experience and priority under law. It is expressed as a percentage of EAD.

Wholesale models

To determine credit ratings for the different types of wholesale obligor, many different models and scorecards are used for PD, LGD, and EAD; there are over one hundred wholesale IRB models in use or under development within HSBC. These models may be differentiated by region, customer segment and/or customer size. For example, PD models are differentiated for all of our key customer segments, including sovereigns, financial institutions, large, medium and small sized corporates.

Global PD models have been developed for asset classes or clearly identifiable segments of asset classes where the customer relationship is managed globally, for example sovereigns, financial institutions and the largest corporate clients, typically those which operate internationally.

Local PD models, specific to a particular country, region, or sector, are developed for other obligors. This includes corporate clients when they show distinct characteristics in common in a particular geography. The most material local Corporate PD models are the UK mid-market PD model, and the Hong Kong and Rest of Asia-Pacific mid-market models.

The two major drivers of model methodology are the nature of the portfolio and the availability of internal or external data on historical defaults and risk factors. For some historically low-default portfolios, e.g. sovereign and financial institutions, a model will rely more heavily on external data and/or the input of an expert panel. By contrast, where sufficient data is available, models are built on a statistical basis, although the input of expert judgement may still form an important part of the overall model development methodology.

Most LGD and EAD models are developed according to local circumstances taking into account legal and procedural differences in the recovery and workout processes. However, our approach to EAD

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

and LGD also encompasses global models for central governments and central banks, and for institutions, as exposures to these customer types are managed centrally by Global Risk. In 2013 the PRA required all firms to apply an LGD floor of 45% for senior unsecured exposure to sovereign entities. This floor was applied to reflect the relative paucity of loss observations across all firms in relation to these obligors. This floor is applied for the purposes of regulatory capital reporting.

In addition, the PRA has published guidance on the appropriateness of LGD models for low default portfolios generally. The PRA has determined that there should be at least 20 defaults per country per collateral type for LGD models to be approved. Where there are insufficient defaults, an LGD floor will be applied. As a result, in 2014, we will be required to apply LGD floors for our banks portfolio and some Asia-Pacific corporate portfolios where there are insufficient loss observations.

In the same guidance, the PRA also indicated that it considered income producing real estate to be an asset class that would be difficult to model. As a result, we have migrated to the supervisory slotting approach for our UK commercial real estate (‘CRE’) portfolio during the year and have migrated our US

Income Producing CRE portfolio on to the standardised approach.

Local models for the corporate exposure class are developed using various data inputs, including collateral information and geography (for LGD) and product type (for EAD). The most material corporate models are the UK, Hong Kong and Rest of Asia-Pacific models, all of which are developed using more than 10 years’ worth of data. The LGD models are calibrated to a period of credit stress or downturn in economic conditions. The global LGD models for sovereigns and for banks reflect the expected increase in observed losses during an economic downturn period.

None of the EAD models are calibrated for a downturn, as analysis shows that utilisation decreases during a downturn because credit stress is accompanied by more intensive limit monitoring and facility reduction.

Table 17 below sets out the key characteristics of the significant wholesale credit risk models that drive the capital calculation split by Basel wholesale asset class, with their associated RWAs, including the number of models for each component, the model method or approach and the number of years of loss data used.

Table 17: Wholesale IRB credit risk models

Basel asset classes measured	RWAs for associated asset class US$bn	Compo- nent	Number of significant models	Model description and methodology	Number of years loss data

		PD	1	A constrained expert judgement model using a combination of expert judgement and quantitative analysis. The model inputs include macro-economic and political factors.	7

		LGD	1	An unsecured model built on assessesment of structural factors that influence country’s long term economic performance. Floor of 45%, applied as required by the PRA.	7
Central governments and central banks	53.0

		EAD	1	Because of limited internal default experience and sparse historical data on utilisations and limits, the model was developed based on a combination of expert judgement and similar exposure types.	7

		PD	1	The model is a combination of expert judgement and statistical analysis. The model inputs include balance sheet information, country risk factors and qualitative data.	9

		LGD	1	Regression model that produces a downturn LGD and expected LGD. Inputs include collateral and country risk data.	9
Institutions	28.0

		EAD	1	Regression based model that predicts Credit Conversion Factors taking into account current utilisation, available headroom, product type, and committed/uncommitted indicator.	9

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 17: Wholesale IRB credit risk models (continued)

Basel asset classes measured	RWAs for associated asset class US$bn	Compo- nent	Number of significant models	Model description and methodology	Number of years loss data

Corporates[1]	269.2

Global large corporates		PD	1	Even though the portfolio is low-default, the model is statistically built and calibrated on 15 years of data. The inputs include balance sheet information, market data, macroeconomic and country risk indicators and qualitative factors.	>10

Other corporates		PD	5	Corporates that fall below the Global large corporate threshold are rated through local PD models, which reflect regional circumstances. These models use balance sheet data, behavioural data and qualitative information to derive a statistically built PD.	>10

All corporates		LGD	3	Local statistical models covering all corporates including Global large corporates developed using various data inputs, including collateral information, recoveries and geography.	>7

		EAD	3	Local statistical models developed using various data inputs, including product type and geography.	>7

1	Excludes specialised lending exposures subject to supervisory slotting approach (RWAs: US$24.1bn).

Table 18 below sets out IRB exposures, Basel metrics, RWA density and RWAs for our most material corporate portfolios broken down by region.

Table 18: Corporate IRB portfolio analysis1

	Exposure value US$bn	Average PD2%	Average LGD[2] %	RWA density[2] %	RWAs US$bn

At 31 December 2013
Europe	157.0	4.21	32.1	52	82.1
Hong Kong	113.4	1.00	39.2	50	56.3
Rest of Asia-Pacific	109.5	1.71	47.4	63	69.0
Middle East and North Africa	7.1	5.36	44.5	54	3.8
North America	112.6	1.41	37.6	52	58.0

	499.6	2.32	38.5	54	269.2

1	Excludes specialised lending exposures subject to supervisory slotting approach (EAD: US$32.7bn; RWAs: US$24.1bn).
2	Average PD, average LGD and RWA density percentages represent an exposure-weighted average.

Table 19 and the graphs below set out IRB exposures by obligor grade for central governments and central banks, institutions and corporates, all of which are assessed using our 23-grade CRR master scale. We benchmark the master scale against the ratings of external rating agencies. Each CRR band is associated with an external rating grade by reference to long-run default rates for that grade, represented by the average of issuer- weighted historical default rates.

The correspondence between the agency long-run default rates and the PD ranges of our master scale is obtained by matching a smoothed curve based on those default rates with our master scale reference PDs. This association between internal and external ratings is indicative and may vary over time. In these tables, the ratings of Standard and Poor’s (‘S&P’) are cited for illustration purposes, though we also benchmark against other agencies’ ratings in an equivalent manner.

For further details of the Group’s approach to credit quality classification, please see the definition of ‘obligor grade’ in the glossary, and also page 267 of the Annual Report and Accounts 2013.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 19: Wholesale IRB exposure – by obligor grade1

(a)     Central governments and central banks

	CRR	PD range %	Exposure value[2] US$bn	Average PD3%	Average LGD[3] %	RWA density[3] %	RWAs US$bn	Mapped external rating

At 31 December 2013
Default risk
Minimal	0.1	0.000 to 0.010	132.4	0.01	45.1	7	9.3	AAA to AA+
	1.1	0.011 to 0.028	74.3	0.02	45.0	6	4.8	AA to AA–
	1.2	0.029 to 0.053	38.7	0.04	45.0	14	5.6	A+

Low	2.1	0.054 to 0.095	64.1	0.07	45.0	18	11.7	A
	2.2	0.096 to 0.169	11.4	0.13	45.0	29	3.3	A–

Satisfactory	3.1	0.170 to 0.285	5.3	0.22	45.0	42	2.2	BBB+
	3.2	0.286 to 0.483	3.7	0.37	45.0	49	1.8	BBB to BBB–
	3.3	0.484 to 0.740	2.4	0.63	45.0	67	1.6	BBB–

Fair	4.1	0.741 to 1.022	1.1	0.87	45.0	82	0.9	BB+
	4.2	1.023 to 1.407	0.2	1.20	45.0	100	0.2	BB
	4.3	1.408 to 1.927	0.3	1.65	45.2	–	–	BB–

Moderate	5.1	1.928 to 2.620	0.9	2.25	45.0	111	1.0	BB–
	5.2	2.621 to 3.579	1.4	3.05	45.0	121	1.7	B+
	5.3	3.580 to 4.914	1.1	4.20	45.0	136	1.5	B+

Significant	6.1	4.915 to 6.718	0.3	5.75	45.4	167	0.5	B
	6.2	6.719 to 8.860	3.7	7.85	45.0	168	6.2	B–

High	7.1	8.861 to 11.402	0.4	10.00	45.0	175	0.7	B–
	7.2	11.403 to 15.000	–	–	–	–	–	CCC+

Special management	8.1	15.001 to 22.000	–	–	–	–	–	CCC
	8.2	22.001 to 50.000	–	–	–	–	–	CCC–
	8.3	50.001 to 99.999	–	–	–	–	–	CC to C

Default[4]	9/10	100.000	–	–	–	–	–	Default

			341.7	0.17	45.0	16	53.0

At 31 December 2012
Default risk
Minimal	0.1	0.000 to 0.010	110.7	0.01	11.0	1	1.2	AAA to AA+
	1.1	0.011 to 0.028	116.6	0.02	13.2	3	3.6	AA to AA–
	1.2	0.029 to 0.053	34.5	0.04	22.6	7	2.3	A+

Low	2.1	0.054 to 0.095	60.6	0.07	33.4	15	9.0	A
	2.2	0.096 to 0.169	9.0	0.13	37.5	28	2.5	A–

Satisfactory	3.1	0.170 to 0.285	6.9	0.22	44.3	38	2.6	BBB+
	3.2	0.286 to 0.483	3.3	0.37	41.8	56	1.9	BBB to BBB–
	3.3	0.484 to 0.740	4.9	0.63	45.0	64	3.1	BBB–

Fair	4.1	0.741 to 1.022	0.8	0.87	35.0	66	0.5	BB+
	4.2	1.023 to 1.407	0.3	1.20	37.8	98	0.3	BB
	4.3	1.408 to 1.927	0.7	1.65	45.0	62	0.4	BB–

Moderate	5.1	1.928 to 2.620	1.5	2.25	45.0	110	1.6	BB–
	5.2	2.621 to 3.579	3.9	3.05	45.0	124	4.9	B+
	5.3	3.580 to 4.914	1.6	4.20	45.1	134	2.2	B+

Significant	6.1	4.915 to 6.718	0.4	5.75	35.2	118	0.5	B
	6.2	6.719 to 8.860	0.1	7.85	45.0	168	0.2	B–

High	7.1	8.861 to 11.402	–	–	–	–	–	B–
	7.2	11.403 to 15.000	–	–	–	–	–	CCC+

Special management	8.1	15.001 to 22.000	–	–	–	–	–	CCC
	8.2	22.001 to 50.000	–	–	–	–	–	CCC–
	8.3	50.001 to 99.999	–	–	–	–	–	CC to C

Default[4]	9/10	100.000	–	–	–	–	–	Default

			355.8	0.13	19.6	10	36.8

For footnotes, see page 48.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 19: Wholesale IRB exposure – by obligor grade1 (continued)

(b)     Institutions

	CRR	PD range %	Exposure value[2] US$bn	Average PD3%	Average LGD[3] %	RWA density[3] %	RWAs US$bn	Mapped external rating

At 31 December 2013
Default risk
Minimal	0.1	0.000 to 0.010	4.2	0.03	27.5	7	0.3	AAA to AA+
	1.1	0.011 to 0.028	13.9	0.03	28.1	6	0.9	AA to AA–
	1.2	0.029 to 0.053	15.4	0.04	28.5	8	1.2	A+

Low	2.1	0.054 to 0.095	48.1	0.07	34.2	12	5.7	A
	2.2	0.096 to 0.169	17.9	0.13	34.5	20	3.6	A–

Satisfactory	3.1	0.170 to 0.285	10.7	0.22	35.6	28	3.0	BBB+
	3.2	0.286 to 0.483	8.6	0.37	36.3	37	3.2	BBB to BBB–
	3.3	0.484 to 0.740	3.9	0.63	37.3	54	2.1	BBB–

Fair	4.1	0.741 to 1.022	2.0	0.87	38.4	60	1.2	BB+
	4.2	1.023 to 1.407	1.4	1.20	35.8	71	1.0	BB
	4.3	1.408 to 1.927	0.7	1.65	44.1	100	0.7	BB–

Moderate	5.1	1.928 to 2.620	0.4	2.25	45.4	100	0.4	BB–
	5.2	2.621 to 3.579	0.7	3.05	34.5	100	0.7	B+
	5.3	3.580 to 4.914	0.3	4.20	59.7	167	0.5	B+

Significant	6.1	4.915 to 6.718	0.3	5.75	69.7	200	0.6	B
	6.2	6.719 to 8.860	0.2	7.85	72.7	250	0.5	B–

High	7.1	8.861 to 11.402	0.9	10.00	49.7	211	1.9	B–
	7.2	11.403 to 15.000	0.2	13.00	52.5	200	0.4	CCC+

Special management	8.1	15.001 to 22.000	–	–	–	–	–	CCC
	8.2	22.001 to 50.000	–	–	–	–	–	CCC–
	8.3	50.001 to 99.999	–	–	–	–	–	CC to C

Default[4]	9/10	100.000	0.2	100.00	47.0	50	0.1	Default

			130.0	0.46	33.6	22	28.0

At 31 December 2012
Default risk
Minimal	0.1	0.000 to 0.010	5.5	0.03	17.3	5	0.3	AAA to AA+
	1.1	0.011 to 0.028	12.2	0.03	27.0	6	0.7	AA to AA–
	1.2	0.029 to 0.053	17.0	0.04	25.7	8	1.3	A+

Low	2.1	0.054 to 0.095	45.0	0.07	34.2	12	5.4	A
	2.2	0.096 to 0.169	26.3	0.13	33.1	19	5.1	A–

Satisfactory	3.1	0.170 to 0.285	8.3	0.22	35.0	28	2.3	BBB+
	3.2	0.286 to 0.483	6.6	0.37	35.2	37	2.4	BBB to BBB–
	3.3	0.484 to 0.740	2.2	0.63	34.5	53	1.2	BBB–

Fair	4.1	0.741 to 1.022	2.5	0.87	36.3	62	1.6	BB+
	4.2	1.023 to 1.407	2.0	1.20	37.5	72	1.4	BB
	4.3	1.408 to 1.927	0.5	1.65	43.0	93	0.5	BB–

Moderate	5.1	1.928 to 2.620	0.2	2.25	45.0	105	0.2	BB–
	5.2	2.621 to 3.579	0.7	3.05	49.8	131	0.9	B+
	5.3	3.580 to 4.914	0.4	4.20	55.2	156	0.6	B+

Significant	6.1	4.915 to 6.718	0.5	5.75	67.8	221	1.1	B
	6.2	6.719 to 8.860	0.2	7.85	56.7	216	0.5	B–

High	7.1	8.861 to 11.402	0.5	10.00	38.2	156	0.8	B–
	7.2	11.403 to 15.000	0.3	13.00	48.8	211	0.6	CCC+

Special management	8.1	15.001 to 22.000	–	–	–	–	–	CCC
	8.2	22.001 to 50.000	–	–	–	–	–	CCC–
	8.3	50.001 to 99.999	0.1	75.00	50.7	134	0.1	CC to C

Default[4]	9/10	100.000	0.1	100.00	60.8	–	–	Default

			131.1	0.39	32.1	21	27.0
For footnotes, see page 48.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 19: Wholesale IRB exposure – by obligor grade1 (continued)

(c)     Corporates5

	CRR	PD range %	Exposure value[2] US$bn	Average PD3%	Average LGD[3] %	RWA density[3] %	RWAs US$bn	Mapped external rating

At 31 December 2013
Default risk
Minimal	0.16	0.000 to 0.010	–	–	–	–	–
	1.1	0.011 to 0.028	12.5	0.03	42.7	15	1.9	AAA to AA–
	1.2	0.029 to 0.053	30.1	0.04	37.5	14	4.2	A+

Low	2.1	0.054 to 0.095	55.7	0.07	39.0	21	11.7	A
	2.2	0.096 to 0.169	64.5	0.13	41.5	31	20.3	A–

Satisfactory	3.1	0.170 to 0.285	71.3	0.22	39.9	40	28.7	BBB+
	3.2	0.286 to 0.483	64.2	0.37	38.8	52	33.1	BBB to BBB–
	3.3	0.484 to 0.740	49.1	0.63	37.9	64	31.6	BBB–

Fair	4.1	0.741 to 1.022	32.8	0.87	36.9	73	23.8	BB+
	4.2	1.023 to 1.407	28.1	1.20	37.1	81	22.8	BB
	4.3	1.408 to 1.927	29.3	1.65	36.3	89	26.0	BB–

Moderate	5.1	1.928 to 2.620	20.2	2.25	33.9	93	18.8	BB–
	5.2	2.621 to 3.579	12.9	3.05	38.5	112	14.6	B+
	5.3	3.580 to 4.914	9.8	4.20	35.5	115	11.3	B+

Significant	6.1	4.915 to 6.718	4.4	5.75	33.7	125	5.5	B
	6.2	6.719 to 8.860	3.1	7.85	38.0	158	4.9	B–

High	7.1	8.861 to 11.402	2.1	10.00	32.6	148	3.1	B–
	7.2	11.403 to 15.000	0.7	13.00	28.9	171	1.2	CCC+

Special management	8.1	15.001 to 22.000	1.0	19.00	35.5	190	1.9	CCC
	8.2	22.001 to 50.000	0.4	36.00	26.8	150	0.6	CCC–
	8.3	50.001 to 99.999	0.3	75.00	34.5	100	0.3	CC to C

Default[4]	9/10	100.000	7.1	100.00	36.2	41	2.9	Default

			499.6	2.32	38.5	54	269.2

At 31 December 2012
Default risk
Minimal	0.16	0.000 to 0.010	–	–	–	–	–
	1.1	0.011 to 0.028	11.9	0.03	38.3	14	1.6	AAA to AA–
	1.2	0.029 to 0.053	30.9	0.04	40.7	14	4.5	A+

Low	2.1	0.054 to 0.095	55.2	0.07	40.6	20	11.1	A
	2.2	0.096 to 0.169	65.5	0.13	41.7	31	20.2	A–

Satisfactory	3.1	0.170 to 0.285	62.9	0.22	37.5	39	24.5	BBB+
	3.2	0.286 to 0.483	55.4	0.37	37.8	49	27.2	BBB to BBB–
	3.3	0.484 to 0.740	47.1	0.63	35.2	61	28.5	BBB–

Fair	4.1	0.741 to 1.022	36.5	0.87	36.9	71	25.9	BB+
	4.2	1.023 to 1.407	27.7	1.20	35.7	78	21.5	BB
	4.3	1.408 to 1.927	26.3	1.65	36.0	85	22.4	BB–

Moderate	5.1	1.928 to 2.620	23.3	2.25	32.6	89	20.8	BB–
	5.2	2.621 to 3.579	13.1	3.05	36.7	107	14.1	B+
	5.3	3.580 to 4.914	8.1	4.20	34.0	112	9.1	B+

Significant	6.1	4.915 to 6.718	4.2	5.75	30.9	113	4.8	B
	6.2	6.719 to 8.860	2.5	7.85	36.7	151	3.8	B–

High	7.1	8.861 to 11.402	3.3	10.00	32.9	150	5.0	B–
	7.2	11.403 to 15.000	0.8	13.00	32.4	161	1.3	CCC+

Special management	8.1	15.001 to 22.000	1.0	19.00	36.6	196	1.9	CCC
	8.2	22.001 to 50.000	0.4	36.00	33.1	187	0.8	CCC–
	8.3	50.001 to 99.999	0.3	75.00	32.2	102	0.4	CC to C

Default[4]	9/10	100.000	6.0	100.00	38.2	35	2.0	Default

			482.4	2.19	37.8	52	251.4

For footnotes, see page 48.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

1	See glossary for definition of obligor grade.
2	Central governments and central banks exposure value includes US$1.8bn (2012: US$1.5bn) in undrawn commitments, institutions exposure value includes US$12.7bn (2012: US$14.3bn) and corporates exposure value includes US$313.1bn (2012: US$277.6bn).
3	Average PD, average LGD and RWA density percentages represent an exposure weighted average.
4	There is a requirement to hold additional capital for unexpected losses on defaulted exposures where LGD exceeds best estimate of EL. As a result, in some cases, RWAs arise for exposures in default.
5	Excludes specialised lending exposures subject to the supervisory slotting approach (EAD: US$32.7bn; RWA: US$24.1bn).
6	The top band of the wholesale CRR master scale is not available to entities in the corporates exposure class, but restricted to the strongest central governments, central banks and institutions.

Key points

Central governments and central banks

•	Central government and central bank average LGD, RWA density and RWA movements reflect the implementation of a floor on the loss-given-default metric of 45% as required by the PRA.

•	Movements in the CRR 0.1 and CRR 1.1 bands reflect favourable migration for the US sovereign internal rating; and adverse internal rating migration for the Hong Kong sovereign.

•	Movements in the CRR 5.2 and CRR 6.2 bands are due to the adverse change in the sovereign internal rating for Egypt.

Institutions

•

Institutions exposures and risk distribution has remained stable overall for the Group during the period, as growth in Hong Kong from higher volumes of inter-bank and money-market lending was offset by reductions in North America and other regions. The average loss given default rate was marginally higher, reflecting the changes in product and geographical distribution.

Corporates

•

Term lending, revolving credit and trade finance business growth in Rest of Asia-Pacific, Hong Kong and North America have increased exposure in the Satisfactory and Fair bands with an adverse impact on the average PD of the portfolio.

•	Reductions in the Moderate and High bands were partly due to a reduction in exposures to customers with weaker credit standing in North America.

•	Adverse credit migration in Hong Kong and Rest of Asia-Pacific has also contributed to the reduction in exposures in the Low band and increases in Satisfactory and Fair bands.

•

Adverse movements in average LGD were partly a result of an overlay applied in Europe in response to increased observed loss rates and in advance of model recalibration contributing to higher RWAs and RWA density in the Satisfactory default band.

•

Changes in approach from Standardised to IRB (e.g. UK IPRE portfolio) or vice-versa (e.g. US CRE portfolio) or corporate IRB to retail IRB, have also contributed to movements in exposure, average risk metrics and RWAs.

Wholesale exposures by CRR Band

Wholesale 2013

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Wholesale 2012

Central governments and central banks

Institutions

Corporates

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Retail risk rating systems

Owing to the different country-level portfolio performance characteristics and loss history, there are no global models for our retail portfolios. Our retail models are developed at a local level, based on portfolio behaviour and observed defaults. In the Group overall, we maintain over 800 retail behavioural or risk predictive scorecards and models. Of these, just under 300 are used with the PRA’s approval under our IRB permission, the remainder being application or behavioural scorecards.

We classify approximately 30% by number of the retail IRB model population as constituting globally or regionally material risk rating systems, based on the criteria set out on page 32 and taking account of strategic importance to the Group. These material risk rating systems represented approximately 84% of our total retail IRB RWAs of US$144bn as presented in the last overall model validation review conducted in September 2013.

The ten most material risk rating systems by the above criteria, for which we disclose details of modelling methodology at table 20 below and performance data at table 26, represented RWAs of approximately US$104bn or 72% of those total retail IRB RWAs, the greater part being attributable to the five risk rating systems for residential mortgages, our most material retail exposure class.

All newly adopted IRB models for retail portfolios, irrespective of size, require PRA approval. For changes to existing IRB models, a PRA approval process applies to all but a list of de minimis exemptions representing an immaterial percentage of total Group credit risk RWAs. This approval process sets various quantitative and qualitative thresholds to ensure that all significant model changes go forward for approval.

When developing retail models, segmentation based on risk characteristics is often adopted to enhance the models’ discrimination and accuracy. The majority of our retail models are designed for a particular product or group of products in a specific country. We have developed and issued global internal model governance, development, validation and monitoring standards to ensure that locally developed models adhere, as far as possible, to consistent global standards. These permit specific variances in model approach, depending on local regulatory, legal or data requirements, which are used to determine and predict the risks in these portfolios.

Our models incorporate conservatism where required under regulatory rules. Additional levels of conservatism, varying from region to region, may arise from a methodological choice of ours or from a specific regulatory intervention, depending on the local assessment of the risk factors by us and the regulatory authorities. Regulators may additionally impose ‘floor’ values for various metrics where data is scarce.

Our PD models are developed using statistical estimation based on a minimum of five years of historical data. The modelling approach is typically inherently TTC or, where a PIT approach is predominantly used, as in the UK, this becomes effectively TTC through the application of a regulatory uplift or buffer.

Our retail EAD models are also developed using at least five years of historical observations and typically adopt one of two approaches:

•	for closed-end products without the facility for additional drawdowns, EAD is estimated as the outstanding balance of accounts at the time of observation; or

•	EAD for products with the facility for additional drawdowns is estimated as the outstanding balance of accounts at the time of observation plus a CCF applied to the undrawn portion of the facility.

Our approach to LGD estimates has more variation, particularly in respect of the downturn period calculation that they generally include. For instance, UK mortgage models use a regulatory-defined downturn based on a minimum 40% decline in house prices from peak to trough.

In Hong Kong, the downturn LGD for the mortgage model is defined to be the period in 2003-2004 when Hong Kong experienced the Severe Acute Respiratory Syndrome and historical default rates and property price declines were at their most severe.

The most material US mortgage models derive LGD based on defaults that occurred in the period 2003-2008, which includes the relatively benign years prior to 2007. Pending PRA approval to use the new set of models we have developed, referred to as the Generation 2 (‘Gen2’) models, we continued in 2013 to recalibrate and include agreed model adjustments and overlays to the existing Generation 1 (‘Gen1’) model outputs.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 20: Material Retail IRB risk rating systems

Portfolio	Basel asset class	RWA US$bn1	Component model	Number of material component models	Model description and methodology	Number of years loss data[2]	Applicable Pillar 1 regulatory thresholds and overlays
UK HSBC residential mortgages	Secured on residential mortgages	6.9	PD	1	Statistical model built on internal behavioural data and bureau information, and calibrated to a long-run default rate.	7-10	PD floor of 0.03%
			LGD	1	Statistical estimates of loss and probability of possession in combination with the workout process and using the 1990’s recession in benchmarking the downturn LGD.	> 10	LGD floor of 10% at portfolio level
			EAD	1	Statistical model based on historical data and uses balance at observation and expected number of months to default.	7-10	EAD must at least be equal to current balance
UK HSBC credit cards	Retail QRRE	2.6	PD	1	Statistical model built on internal behavioural data and bureau information, and calibrated to a long-run default rate.	7-10	PD floor of 0.03%
			LGD	1	Statistical model based on forecasting the amount of expected future recoveries.	7-10
			EAD	1	Statistical model which derives a credit conversion factor to determine the proportion of undrawn limit to be added to the balance at observation.	7-10	EAD must at least be equal to current balance
UK HSBC personal loans	Other retail	2.9	PD	1	Statistical model built on internal behavioural data and bureau information, and calibrated to a long-run default rate.	7-10	PD floor of 0.03%
			LGD	1	Statistical model based on forecasting the amount of expected future recoveries.	7-10
			EAD	1	Rule-based calculation based on current balance which continues to be a conservative estimate for EAD.	7-10	EAD must at least be equal to current balance
UK business banking	Retail SME	4.7	PD	1	Statistical model built on internal behavioural data and bureau information, and calibrated to a long-run default rate.	7-10	PD floor of 0.03%
			LGD	2	Two sets of models – one for secured and another for unsecured exposures. The secured model uses the value to loan as a key component for estimation while the unsecured model estimates the amount of future recoveries and undrawn portion.	7-10
			EAD	1	Statistical model using segmentation according to limit and utilisation and estimation of the undrawn exposure.	7-10	EAD must at least be equal to current balance
Hong Kong HSBC personal residential mortgages	Secured on residential mortgages	2.5	PD	1	Statistical model built on internal behavioural data and bureau information, and calibrated to a long-run default rate.	> 10	PD floor of 0.03%
			LGD	1	Statistical model based on estimate of loss incurred over a recovery period derived from historical data with downturn LGD based on the worst observed default rate.	> 10	LGD floor of 10% at portfolio level
			EAD	1	Rule-based calculation based on current balance which continues to be a conservative estimate for EAD.	> 10	EAD must at least be equal to current balance
Hong Kong HSBC credit cards	Retail QRRE	2.5	PD	1	Statistical model built on internal behavioural data and bureau information, and calibrated to a long-run default rate.	> 10	PD floor of 0.03%
			LGD	1	Statistical model based on forecasting the amount of expected future recoveries.	> 10
			EAD	1	Statistical model which derives a credit conversion factor to determine the proportion of undrawn limit to be added to the balance at observation.	> 10	EAD must at least be equal to current balance

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Portfolio	Basel asset class	RWA US$bn1	Component model	Number of material component models	Model description and methodology	Number of years loss data[2]	Applicable Pillar 1 regulatory thresholds and overlays
Hong Kong HSBC personal instalment loans	Other retail	1.1	PD	1	Statistical model built on internal behavioural data and bureau information, and calibrated to a long-run default rate.	> 10	PD floor of 0.03%
			LGD	1	Statistical model based on forecasting the amount of expected future recoveries.	> 10
			EAD	1	Rule-based calculation based on current balance which continues to be a conservative estimate for EAD.	> 10	EAD must at least be equal to current balance
US Consumer Lending first lien[3]	Secured on residential mortgages	46.3	PD	1	Statistical model built on internal behavioural data and bureau information, and calibrated to a long-run default rate.	> 10	PD floor of 0.03%
			LGD	1	Statistical model based on identifying the main risk drivers of loss and recovery and grouping them into homogeneous pools. Downturn LGD is derived based on the peak default rate observed while additional assumptions and estimations are done on incomplete workouts.	> 10	LGD floor of 10% at portfolio level
			EAD	1	Rule-based calculation based on current balance which continues to be a conservative estimate for EAD.	> 10	EAD must at least be equal to current balance
US Mortgage Services first lien[3]	Secured on residential mortgages	22.7	PD	1	Statistical model built on internal behavioural data and bureau information, and calibrated to a long-run default rate.	> 10	PD floor of 0.03%
			LGD	1	Statistical model based on identifying the main risk drivers of loss and recovery and grouping them into homogeneous pools. Downturn LGD is derived based on the peak default rate observed while additional assumptions and estimations are done on incomplete workouts.	> 10	LGD floor of 10% at portfolio level
			EAD	1	Rule-based calculation based on current balance which continues to be a conservative estimate for EAD.	> 10	EAD must at least be equal to current balance
HSBC Mortgage Corporation first lien[3]	Secured on residential mortgages	11.9	PD	1	Statistical model built on internal behavioural data and bureau information, and calibrated to a long-run default rate.	> 10	PD floor of 0.03%
			LGD	1	Statistical model based on identifying the main risk drivers of loss and recovery and grouping them into homogeneous pools. Downturn LGD is derived based on the peak default rate observed while additional assumptions and estimations are done on incomplete workouts.	> 10	LGD floor of 10% at portfolio level
			EAD	1	Rule-based calculation based on current balance which continues to be a conservative estimate for EAD.	> 10	EAD must at least be equal to current balance

1	RWAs are based on estimates in September 2013, the date when the last general model validation monitoring review was conducted and reported to the PRA. The RWAs cannot therefore be compared with the 2013 year-end RWAs in tables 11 and 21.
2	Defined as the number of years from the data period used for model development up to the present.
3	In US mortgage business, first lien is a primary claim on a property which takes precedence over all subsequent claims and will be paid first from the proceeds in case of the property’s foreclosure sale.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

In December 2013, the PRA approved our use of the Gen2 models for the CML portfolios, subject to certain conditions with regard to LGD floors and regular assessment of the capital difference in applying the US instead of the PRA rules. The CML Gen2 models were not implemented for 2013 year-end reporting, but will be in 2014. In the interim, the RWAs to be reported, for the US Consumer Lending first lien and US Mortgage Services first lien portfolios above, must be the higher of:

a)	the output of the existing Gen1 models plus 120% of the difference between the Gen1 and Gen2 model outputs, and

b)	the output of the Gen2 models with a 10% LGD scalar.

For the HSBC Mortgage Corporation first lien portfolio, the same condition applies, except that the percentage difference within a) is not 120%, but 100%.

Table 21 below sets out exposures, Basel metrics, RWA density and RWAs for our most material retail risk rating systems. Tables 22 and 23 show IRB exposures by exposure sub-class and portfolio quality bands: first at Group level by internal PD band, then by geographic region using a composite EL measure.

In table 22, band seven has lower RWAs because, as assets approach and go into default, our capital requirements are increasingly reflected in an EL deduction from capital, rather than a direct RWA impact.

Table 21: Retail IRB exposures secured on real estate property

	Exposure value US$bn	Average PD1%	Average LGD[1] %	RWA density[1] %	RWAs US$bn
At 31 December 2013
Total retail IRB: secured on real estate property	310.7	4.02	20.1	34	105.4
Of which:
– US first lien residential mortgages[2]	42.8	18.13	59.6	176	75.3
– UK HSBC residential mortgages[3]	104.4	1.11	16.4	7	7.3
– Hong Kong residential mortgages[4]	52.1	0.74	10.1	7	3.8

At 31 December 2012
Total retail IRB: secured on real estate property	317.4	4.75	23.5	41	130.8
Of which:
– US CML first lien residential mortgages[2]	35.1	26.99	64.7	215	75.4
– UK HSBC residential mortgages[3]	101.1	1.69	12.7	8	7.7
– Hong Kong residential mortgages[4]	50.6	0.77	10.1	8	3.8

1	The PD, LGD and RWA density percentages all represent exposure-weighted averages except for UK HSBC residential mortgages at 31 December 2012, which represent simple averages. If the average PD and LGD for UK HSBC residential mortgages had been calculated at 2013 year-end using the same simple averaging method as in 2012, their values would have been 1.57% and 12.4% respectively.
2	Comprises in 2013 the US Consumer Lending first lien, US Mortgage Services first lien and HSBC Mortgage Corporation first lien portfolios, compared with only the first two of these portfolios in 2012. In both years, the PD and LGD are presented before the model adjustments and overlays referred to on page 50.
3	UK excludes the First Direct division of HSBC Bank plc.
4	Hong Kong comprises the Hong Kong Area Management Office and Hang Seng Bank. Hong Kong average LGD includes a 10% floor at portfolio level.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 22: Retail IRB exposure – by internal PD band

	PD range %	Exposure value US$bn	Average PD1%	Average LGD[1] %	RWA density[1] %	RWAs US$bn

At 31 December 2013
Secured on real estate property
Band 1	0.000 to 0.483	215.1	0.12	14.2	4	9.3
Band 2	0.484 to 1.022	42.2	0.65	23.4	29	12.2
Band 3	1.023 to 4.914	30.0	2.30	34.9	106	31.9
Band 4	4.915 to 8.860	5.1	5.91	54.3	308	15.7
Band 5	8.861 to 15.000	3.6	12.25	44.6	300	10.8
Band 6	15.001 to 50.000	4.9	24.16	50.2	445	21.8
Band 7	50.001 to 100.000	9.8	96.17	49.6	38	3.7

		310.7	4.02	20.1	34	105.4

Qualifying revolving retail exposures
Band 1	0.000 to 0.483	47.9	0.12	90.7	6	2.9
Band 2	0.484 to 1.022	6.3	0.70	91.3	29	1.8
Band 3	1.023 to 4.914	9.5	2.18	88.7	62	5.9
Band 4	4.915 to 8.860	1.6	6.59	85.8	131	2.1
Band 5	8.861 to 15.000	0.7	10.90	84.9	157	1.1
Band 6	15.001 to 50.000	0.5	27.63	86.9	240	1.2
Band 7	50.001 to 100.000	0.4	88.27	78.4	100	0.4

		66.9	1.40	90.2	23	15.4

SMEs
Band 1	0.000 to 0.483	2.6	0.25	38.3	19	0.5
Band 2	0.484 to 1.022	2.8	0.76	30.4	29	0.8
Band 3	1.023 to 4.914	8.1	2.64	40.5	57	4.6
Band 4	4.915 to 8.860	2.3	6.71	37.8	61	1.4
Band 5	8.861 to 15.000	0.8	11.08	46.3	88	0.7
Band 6	15.001 to 50.000	0.7	25.47	48.4	114	0.8
Band 7	50.001 to 100.000	1.3	99.27	34.9	8	0.1

		18.6	10.63	38.5	48	8.9

Other retail
Band 1	0.000 to 0.483	24.6	0.20	17.7	9	2.1
Band 2	0.484 to 1.022	8.1	0.70	30.6	27	2.2
Band 3	1.023 to 4.914	11.4	1.98	28.6	39	4.5
Band 4	4.915 to 8.860	1.0	7.07	41.4	70	0.7
Band 5	8.861 to 15.000	0.5	11.76	55.7	100	0.5
Band 6	15.001 to 50.000	0.6	27.91	35.5	100	0.6
Band 7	50.001 to 100.000	0.6	93.52	56.1	67	0.4

		46.8	2.64	24.3	24	11.0

Total retail
Band 1	0.000 to 0.483	290.2	0.12	27.3	5	14.8
Band 2	0.484 to 1.022	59.4	0.67	32.0	29	17.0
Band 3	1.023 to 4.914	59.0	2.26	43.1	79	46.9
Band 4	4.915 to 8.860	10.0	6.32	54.2	199	19.9
Band 5	8.861 to 15.000	5.6	11.88	50.6	234	13.1
Band 6	15.001 to 50.000	6.7	24.88	51.3	364	24.4
Band 7	50.001 to 100.000	12.1	96.13	49.2	38	4.6

		443.0	3.76	31.9	32	140.7

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

	PD range %	Exposure value US$bn	Average PD1%	Average LGD[1] %	RWA density[1] %	RWAs US$bn

At 31 December 2012
Secured on real estate property
Band 1	0.000 to 0.483	211.1	0.12	15.0	5	10.3
Band 2	0.484 to 1.022	41.7	0.66	23.5	26	10.9
Band 3	1.023 to 4.914	34.6	2.32	43.4	112	38.7
Band 4	4.915 to 8.860	6.5	5.88	64.7	297	19.3
Band 5	8.861 to 15.000	5.1	12.30	54.0	314	16.0
Band 6	15.001 to 50.000	7.1	26.07	62.8	441	31.2
Band 7	50.001 to 100.000	11.3	96.07	58.5	39	4.4

		317.4	4.75	23.5	41	130.8

Qualifying revolving retail exposures
Band 1	0.000 to 0.483	44.3	0.12	92.0	6	2.8
Band 2	0.484 to 1.022	6.3	0.70	91.7	28	1.8
Band 3	1.023 to 4.914	10.0	2.19	89.4	63	6.3
Band 4	4.915 to 8.860	1.9	6.69	87.5	135	2.5
Band 5	8.861 to 15.000	0.5	11.10	85.7	178	1.0
Band 6	15.001 to 50.000	0.5	26.81	87.6	257	1.3
Band 7	50.001 to 100.000	0.5	87.67	79.8	108	0.5

		64.0	1.62	91.2	25	16.2

SMEs
Band 1	0.000 to 0.483	1.6	0.20	45.1	22	0.3
Band 2	0.484 to 1.022	1.6	0.82	37.4	36	0.6
Band 3	1.023 to 4.914	6.2	2.62	41.0	58	3.5
Band 4	4.915 to 8.860	1.7	6.81	37.4	62	1.1
Band 5	8.861 to 15.000	0.5	11.15	49.0	93	0.5
Band 6	15.001 to 50.000	0.5	25.39	48.1	124	0.7
Band 7	50.001 to 100.000	1.0	99.42	33.9	8	0.1

		13.1	11.53	40.7	52	6.8

Other retail
Band 1	0.000 to 0.483	30.6	0.17	14.6	7	2.1
Band 2	0.484 to 1.022	8.7	0.70	28.6	25	2.2
Band 3	1.023 to 4.914	16.2	2.00	32.8	45	7.2
Band 4	4.915 to 8.860	1.5	6.95	58.8	97	1.4
Band 5	8.861 to 15.000	1.1	11.71	69.9	134	1.5
Band 6	15.001 to 50.000	1.0	27.70	64.7	168	1.7
Band 7	50.001 to 100.000	1.0	91.02	61.8	103	1.1

		60.1	3.12	25.3	29	17.2

Total retail
Band 1	0.000 to 0.483	287.6	0.13	27.0	5	15.5
Band 2	0.484 to 1.022	58.3	0.67	32.0	27	15.5
Band 3	1.023 to 4.914	67.0	2.25	47.5	83	55.7
Band 4	4.915 to 8.860	11.6	6.29	63.6	211	24.3
Band 5	8.861 to 15.000	7.2	12.03	58.4	260	19.0
Band 6	15.001 to 50.000	9.1	26.25	63.5	382	34.9
Band 7	50.001 to 100.000	13.8	95.67	57.6	44	6.1

		454.6	4.29	33.8	38	171.0

1	Average PD, average LGD and RWA density percentages represent exposure-weighted averages.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Retail exposures by internal PD band

2013

2012

Key points

Secured on real estate property

•	Reduction in exposures for the Group was mainly driven by the continued run-off and sale of personal homeowner loans and defaulted mortgages in the US CML portfolio.

•

The risk metrics for the US CML portfolio reflect the historically challenging conditions in the US mortgage market and any reductions in balances has a disproportionate benefit to the average PD and LGD and expected loss distribution of the Group’s portfolio.

•

High quality exposure growth in the UK and Hong Kong markets has been a key driver of improvements in the Group’s average PD and LGD metrics and the expected loss distribution, although the effect has been accentuated by the appreciation of the GBP against the USD.

Qualifying revolving retail exposures

•	Risk and exposure model realignment for qualifying revolving retail portfolios in the UK contributed to marginally improved risk metrics for the portfolio.

SMEs

•	Business restructuring for a portfolio of SME exposures in Europe enabled a change in treatment from Corporate to Retail SME, improving the average risk metrics and the expected loss distribution.

Other retail

•	Sale of non-real estate exposures in the US CML portfolio has improved the portfolio average risk metrics and expected loss distribution.

•	Portfolio restructuring in the Global Private Banking business resulted in the Lombard lending portfolio in Hong Kong and the UK moving from IRB other retail to standardised corporate treatment.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

The possible variation between jurisdictions’ definitions underlying retail PD and LGD diminishes the usefulness of these measures as comparators for the purposes of global retail portfolio management. To address this, we also maintain an EL scale for retail business, combining obligor and facility/product risk factors in a composite measure of PD and LGD. This scale, summarised in the table below, enables the diverse risk profiles of retail portfolios across the Group to be assessed using a common denominator instead of their disparate PD and LGD measures.

Table 23: Retail IRB exposure – by geographical region1

	Exposure value
	Europe US$bn	Hong Kong US$bn	Rest of Asia- Pacific US$bn	North America US$bn	Total exposure US$bn

At 31 December 2013
Secured on real estate property
Expected loss band
– less than 1%	152.1	51.6	33.5	40.4	277.6
– greater than or equal to 1% and less than 5%	1.2	0.5	0.6	13.2	15.5
– greater than or equal to 5% and less than 10%	0.3	–	–	3.5	3.8
– greater than or equal to 10% and less than 20%	0.1	–	–	2.6	2.7
– greater than or equal to 20% and less than 40%	–	–	–	1.7	1.7
– greater than or equal to 40% or exposures in default	1.1	–	0.3	8.0	9.4

	154.8	52.1	34.4	69.4	310.7

Qualifying revolving retail exposures
Expected loss band
– less than 1%	30.2	21.2	–	3.5	54.9
– greater than or equal to 1% and less than 5%	5.2	3.3	–	0.8	9.3
– greater than or equal to 5% and less than 10%	1.0	0.5	–	0.2	1.7
– greater than or equal to 10% and less than 20%	0.2	0.2	–	–	0.4
– greater than or equal to 20% and less than 40%	–	0.1	–	0.1	0.2
– greater than or equal to 40% or exposures in default	0.3	–	–	0.1	0.4

	36.9	25.3	–	4.7	66.9

SMEs
Expected loss band
– less than 1%	9.0	0.8	–	0.3	10.1
– greater than or equal to 1% and less than 5%	5.8	–	–	0.3	6.1
– greater than or equal to 5% and less than 10%	0.7	–	–	–	0.7
– greater than or equal to 10% and less than 20%	0.3	–	–	–	0.3
– greater than or equal to 20% and less than 40%	0.1	–	–	–	0.1
– greater than or equal to 40% or exposures in default	1.3	–	–	–	1.3

	17.2	0.8	–	0.6	18.6

Other retail
Expected loss band
– less than 1%	33.9	5.1	–	2.6	41.6
– greater than or equal to 1% and less than 5%	2.9	0.6	–	0.3	3.8
– greater than or equal to 5% and less than 10%	0.3	0.1	–	0.1	0.5
– greater than or equal to 10% and less than 20%	0.1	–	–	0.1	0.2
– greater than or equal to 20% and less than 40%	0.1	–	–	0.1	0.2
– greater than or equal to 40% or exposures in default	0.5	–	–	–	0.5

	37.8	5.8	–	3.2	46.8

Total retail
Expected loss band
– less than 1%	225.2	78.7	33.5	46.8	384.2
– greater than or equal to 1% and less than 5%	15.1	4.4	0.6	14.6	34.7
– greater than or equal to 5% and less than 10%	2.3	0.6	–	3.8	6.7
– greater than or equal to 10% and less than 20%	0.7	0.2	–	2.7	3.6
– greater than or equal to 20% and less than 40%	0.2	0.1	–	1.9	2.2
– greater than or equal to 40% or exposures in default	3.2	–	0.3	8.1	11.6

	246.7	84.0	34.4	77.9	443.0

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

	Exposure value
	Europe US$bn	Hong Kong US$bn	Rest of Asia- Pacific US$bn	North America US$bn	Total exposure US$bn

At 31 December 2012
Secured on real estate property
Expected loss band
– less than 1%	145.0	50.6	34.6	42.6	272.8
– greater than or equal to 1% and less than 5%	1.8	–	0.3	19.5	21.6
– greater than or equal to 5% and less than 10%	0.4	–	–	3.9	4.3
– greater than or equal to 10% and less than 20%	0.5	–	–	4.4	4.9
– greater than or equal to 20% and less than 40%	0.6	–	–	2.7	3.3
– greater than or equal to 40% or exposures in default	0.3	–	0.3	9.9	10.5

	148.6	50.6	35.2	83.0	317.4

Qualifying revolving retail exposures
Expected loss band
– less than 1%	27.2	19.5	–	4.3	51.0
– greater than or equal to 1% and less than 5%	5.5	3.3	–	1.3	10.1
– greater than or equal to 5% and less than 10%	1.1	0.5	–	0.2	1.8
– greater than or equal to 10% and less than 20%	0.2	0.2	–	–	0.4
– greater than or equal to 20% and less than 40%	0.1	0.1	–	0.1	0.3
– greater than or equal to 40% or exposures in default	0.3	–	–	0.1	0.4

	34.4	23.6	–	6.0	64.0

SMEs
Expected loss band
– less than 1%	5.2	0.8	–	0.5	6.5
– greater than or equal to 1% and less than 5%	4.5	–	–	0.2	4.7
– greater than or equal to 5% and less than 10%	0.6	–	–	–	0.6
– greater than or equal to 10% and less than 20%	0.2	–	–	–	0.2
– greater than or equal to 20% and less than 40%	0.1	–	–	–	0.1
– greater than or equal to 40% or exposures in default	1.0	–	–	–	1.0

	11.6	0.8	–	0.7	13.1

Other retail
Expected loss band
– less than 1%	34.5	10.5	2.9	3.1	51.0
– greater than or equal to 1% and less than 5%	3.3	0.5	–	2.2	6.0
– greater than or equal to 5% and less than 10%	0.4	0.1	–	0.5	1.0
– greater than or equal to 10% and less than 20%	0.1	–	–	0.6	0.7
– greater than or equal to 20% and less than 40%	0.1	–	–	0.4	0.5
– greater than or equal to 40% or exposures in default	0.6	–	–	0.3	0.9

	39.0	11.1	2.9	7.1	60.1

Total retail
Expected loss band
– less than 1%	211.9	81.4	37.5	50.5	381.3
– greater than or equal to 1% and less than 5%	15.1	3.8	0.3	23.2	42.4
– greater than or equal to 5% and less than 10%	2.5	0.6	–	4.6	7.7
– greater than or equal to 10% and less than 20%	1.0	0.2	–	5.0	6.2
– greater than or equal to 20% and less than 40%	0.9	0.1	–	3.2	4.2
– greater than or equal to 40% or exposures in default	2.2	–	0.3	10.3	12.8

	233.6	86.1	38.1	96.8	454.6

1	The MENA and Latin America regions are not included in this table as retail exposures in these regions are calculated under the standardised approach.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Model performance

Model validation within HSBC is subject to global internal standards. All material models whose outputs are used in calculations of IRB capital requirements fall under this governance framework. These arrangements are designed to support a comprehensive quantitative and qualitative process within a cycle of model monitoring and validation that includes:

•	investigation of model stability;

•	model performance measured through testing the model’s outputs against actual outcomes, and

•

model use within the business, e.g. user input data quality, override activity, and the assessment of results from key controls around the usage of the rating system as a whole within the overall credit process.

The purpose of periodic monitoring and validation is therefore:

•	to determine that the model continues to produce accurate outputs, suitable for the intended purposes;

•	to confirm that the model remains conceptually sound, that the model design is still appropriate and the assumptions made at development remain valid;

•	to ensure that the model is used for its intended purpose and for appropriate exposures only (use test); and

•	to prompt corrective actions when the model outputs move away from the expected levels.

Models are validated against a series of metrics and triggers approved by the governance committee. The metrics and quantitative checks for periodic validation include a review of the data inputs and overall population stability, and an assessment of the model’s discriminatory power or rank order capability, its calibration accuracy, and its performance against available benchmarks. The qualitative checks include and reconfirm all elements assessed at design phase, including the model’s conceptual soundness.

The results of periodic in-depth validation must be presented to a model governing committee at least annually. A subset of the key performance metrics is produced and reviewed as part of the ongoing monitoring process.

A large number of models are used within the Group, and data at individual model level is, in most cases, immaterial in the context of the Group overall. We therefore disclose data covering most wholesale models including corporate models on an aggregated basis, and on our individually most material retail models as set out in table 20 above. The tables below show estimated values at the beginning of the relevant observation periods, and subsequent actual experienced values, for key Basel II metrics. Values for wholesale models are shown in tables 24 and 25, and for retail models in table 26. The basis of preparation of each table is set out below and in footnotes.

Wholesale credit models

For wholesale portfolios, we disclose performance for models covering sovereign obligors, banks and corporates. As explained on page 42, we operate global models for the first two of these customer groups. In the case of corporates, we have aggregated data on models covering a customer population ranging from large multinational companies to medium-sized and smaller corporates. The PD analysis for this group includes mainly advanced IRB exposures but also a small element of foundation IRB.

In table 24 below, the data for sovereigns and banks are based on such a small number of defaults that the comparison of estimated with actual results, even where these are available, is not fully reflective of a model’s performance. To mitigate this characteristic of low-default portfolios, additional analysis is carried out on these models at annual validation. This analysis shows that they discriminate risk well and are conservatively calibrated. The latter reflects both a prudent modelling approach and the conservatism required by regulations. As noted on page 43 the sovereign exposures are subject to an explicit regulatory floor applied for the calculation of regulatory capital.

The basis of preparation of this table has been further enhanced, compared with the prior year, primarily through the alignment of the data collection period across all local models and improved data collection in the Banks model. Within table 24, for back-testing purposes, a customer’s CRR/PD is observed at a point in time and then their default or non-default status in the following one-year period is recorded against that PD grade. The PD presentation here is expressed for all exposure classes on an obligor count basis, as model performance is judged on this basis in validation. The LGD and EAD refer to observations for the defaulted population, being the appropriate focus of an assessment of these models’ performance.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 24: IRB models – estimated and actual values (wholesale)

	PD1		LGD[2]		EAD[3]
	Estimated	Actuals	Estimated	Actuals	Estimated	Actuals
	%	%	%	%	%	%

2013
Sovereigns model[4]	4.14	–	–	–	–	–
Banks model[5]	3.18	0.20	40.01	–	0.06	0.04
Corporates models[6]	2.63	1.20	33.09	18.69	0.54	0.48

2012
Sovereigns model[4]	3.56	0.69	–	–	–	–
Banks model[5]	3.60	0.37	55.00	–	0.01	0.01
Corporates models[6]	2.79	1.41	40.46	37.30	2.45	2.27

1	Estimated PD for all models is average PD calculated on the number of obligors covered by the model(s).
2	Average LGD values are EAD-weighted.
3	Expressed as a percentage of total EAD which includes all defaulted and non-defaulted exposures for the relevant population.
4	No defaults have been observed in the Sovereign portfolio since 31 December 2012.
5	Banks figures are calculated based on two observed defaults. There are no resolved cases since 31 December 2011, hence actual LGD is not yet crystallised.
6	In 2012, covered the combined populations of the global large corporates model and all regional IRB models for large, medium and small corporates, extended in 2013 to include non-bank financial institutions.

Table 25 below expands upon the estimated and actual corporate PD in table 24, as sufficient defaults in this population make analysis at this level meaningful. This analysis is conducted as part of regular validation to ensure that, throughout the entire population, there is a satisfactory degree of conservative performance at all grades. Table 25 is not comparable with table 19 (c) on page 47, mainly because table 25 is a distribution of facility limits, rather than exposure value, and for a back-testing population that does not exactly match the exposure class population of table 19 (c).

Table 25: IRB models – corporate PD models – performance by CRR grade

	Corporates[1]
	Facility[2]	Defaulted[3]	Estimated PD4	Actual PD5	Diff. in PD
	%	%	%	%	%

2013
CRR 0.1[6]	0.00	0.00	0.01	0.00	0.01
CRR 1.1	4.83	0.00	0.02	0.00	0.02
CRR 1.2	7.47	0.00	0.04	0.00	0.04
CRR 2.1	20.85	0.00	0.07	0.00	0.07
CRR 2.2	10.38	0.01	0.13	0.03	0.10
CRR 3.1	10.79	0.07	0.22	0.16	0.06
CRR 3.2	9.49	0.13	0.37	0.22	0.15
CRR 3.3	8.33	0.15	0.63	0.27	0.36
CRR 4.1	6.40	0.35	0.87	0.48	0.39
CRR 4.2	5.84	0.93	1.20	0.80	0.40
CRR 4.3	4.22	0.47	1.65	0.67	0.98
CRR 5.1	4.18	0.72	2.25	0.76	1.49
CRR 5.2	3.07	0.97	3.05	1.03	2.02
CRR 5.3	1.85	2.77	4.20	1.89	2.31
CRR 6.1	0.98	4.37	5.75	3.28	2.47
CRR 6.2	0.46	5.74	7.85	3.77	4.08
CRR 7.1	0.44	12.69	10.00	7.95	2.05
CRR 7.2	0.15	7.84	13.00	8.68	4.32
CRR 8.1	0.15	9.48	19.00	11.44	7.56
CRR 8.2	0.07	14.94	36.00	13.70	22.30
CRR 8.3	0.05	13.12	75.00	13.64	61.36

Total	100.00

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

	Corporates[1]
	Facility[2]	Defaulted[3]	Estimated PD4	Actual PD5	Diff. in PD
	%	%	%	%	%

2012
CRR 0.1[6]	0.00	0.00	0.01	0.00	0.01
CRR 1.1	7.24	0.00	0.02	0.00	0.02
CRR 1.2	9.42	0.00	0.04	0.00	0.04
CRR 2.1	9.09	0.01	0.07	0.12	(0.05)
CRR 2.2	11.51	0.01	0.13	0.02	0.11
CRR 3.1	15.81	0.00	0.22	0.06	0.16
CRR 3.2	12.46	0.06	0.37	0.19	0.18
CRR 3.3	8.96	0.25	0.63	0.31	0.32
CRR 4.1	6.45	0.25	0.87	0.29	0.58
CRR 4.2	4.13	0.78	1.20	0.86	0.34
CRR 4.3	4.08	0.30	1.65	0.64	1.01
CRR 5.1	3.75	0.68	2.25	0.90	1.35
CRR 5.2	2.43	0.84	3.05	1.05	2.00
CRR 5.3	1.81	1.31	4.20	1.61	2.59
CRR 6.1	1.10	6.37	5.75	3.75	2.00
CRR 6.2	0.73	2.62	7.85	3.48	4.37
CRR 7.1	0.43	7.06	10.00	7.41	2.59
CRR 7.2	0.17	5.91	13.00	10.42	2.58
CRR 8.1	0.24	10.02	19.00	11.90	7.10
CRR 8.2	0.13	21.36	36.00	16.70	19.30
CRR 8.3	0.06	14.68	75.00	28.57	46.43

Total	100.00

1	In 2012, covered the combined populations of the global large corporates model and all regional IRB models for large, medium and small corporates, extended in 2013 to include non-bank financial institutions.
2	Total facility limits for each CRR grade, expressed as a percentage of total limits granted.
3	Defaulted facilities as a percentage of total facility limits at that grade.
4	The estimated PD is before application of the 0.03% regulatory floor required under BIPRU 4.4.64.
5	Actual PD is based on the number of defaulted obligors covered by the model(s), without taking into account the size of the facility granted or the exposures to the obligor.
6	The top band of the wholesale CRR master scale is not available to entities in the corporates exposure class, but restricted to the strongest central governments, central banks and institutions.

Retail credit models

In the case of retail portfolios, we do not operate global models and disclose information on our most material local risk rating systems.

The actual and estimated values are derived from the model monitoring and calibration processes performed at a local level. Within the discipline of our Global standards, our regions adopt back-testing criteria specific to local conditions in order to assess the accuracy of their models.

The UK estimated values are based on model outputs including misalignment buffers for PD, downturn adjustments for EAD and LGD, and regulatory floors. In conducting back-testing, the actual LGD value for our UK residential mortgages is supplemented by the latest LGD estimate to determine the percentage of loss for those defaulted accounts which are still in the workout process. UK estimates in table 26 remain conservative and higher than actual outcomes with the exception of the Business Banking PD, whose under-estimation has since been addressed, with the latest monitoring showing a 1% over- estimation.

The Hong Kong estimated PD and LGD values include additional conservatism and stressed factors to reflect downturn conditions, especially in the case of the residential mortgage model, although they do not include any regulatory floors. For back-testing purposes, the estimated LGD value for our Hong Kong residential mortgages uses a performance period of two years in order to make a more accurate assessment of actual losses. Except for the under-estimation in the HSBC credit card EAD and HSBC personal instalment loans LGD models, all Hong Kong retail model estimates have been close to, or higher than, actual outcomes. Redevelopment of the underperforming models is due to be completed within 2014.

In the US, the risk profile of our portfolios has undergone significant change in recent years, not only due to the difficult economic environment, increasing levels of loan modifications and regulatory measures including the foreclosure moratoria, but also through the Group’s strategic decision to run off the CML portfolios.

Our management of these portfolios is informed by the outputs of both the Gen1 and Gen2 models.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Until the newly approved Gen2 models are deployed in our capital reporting systems, we will continue to make a quantitative adjustment to the amount of capital we hold against these portfolios to reflect the underperformance of the existing Gen1 models. The performance metrics shown in table 26 refer to the Gen1 model outputs without the quantitative adjustment.

Table 26: IRB models – estimated and actual values (retail)1,2

	PD		LGD[3]		EAD
	Estimated	Actuals	Estimated	Actuals	Estimated	Actuals
	%	%	%	%	US$m	US$m

2013
UK4
HSBC residential mortgage	0.55	0.38	17.30	6.40	322.8	309.6
HSBC credit card	1.54	1.27	88.10	84.10	180.9	178.4
HSBC personal loans	3.57	2.35	85.40	73.00	79.4	76.2
Business Banking (Retail SME)	2.39	2.61	78.00	70.00	105.4	103.6

Hong Kong[5]
HSBC personal residential mortgage	0.71	0.03	1.84	0.43	8.3	8.0
HSBC credit card	0.63	0.33	91.41	84.58	64.2	68.0
HSBC personal instalment loans	2.2	1.99	90.07	96.16	26.2	24.0

US
Consumer Lending real estate first lien	7.74	8.22	67.13	64.93	148.6	140.5
Mortgage Services real estate first lien	10.15	9.68	60.04	62.92	65.0	62.2
HSBC Mortgage Corporation first lien	4.64	4.43	49.85	37.17	28.9	28.9

2012
UK4
HSBC residential mortgage	0.45	0.41	7.50	7.20	–	–
HSBC credit card	1.63	1.42	90.80	90.40	205.20	205.40

Hong Kong[5]
HSBC personal residential mortgage	0.82	0.04	0.87	0.21	–	–
HSBC credit card	0.69	0.32	89.23	83.94	58.41	59.24

US
Consumer Lending real estate first lien	8.77	9.99	52.03	76.10	–	–
Mortgage Services real estate first lien	14.92	10.99	56.36	63.54	–	–

1	All Retail estimated PD values are based on the total number of accounts not in default for the given observation period, while LGD and EAD values are based on the analysis of defaulted accounts only.
2	The information provided in this table is not comparable with that in table 21 due to the stated differences in basis of preparation.
3	LGD values represent the amount of loss as a percentage of EAD, based on a recovery period starting at the date of default and ending for the UK, 16 months from the date of default; for Hong Kong, 24 months; for the CML portfolios, 30 months, and for HSBC Mortgage Corporation, 36 months.
4	UK excludes the First Direct division of HSBC Bank plc.
5	Hong Kong excludes Hang Seng Bank.

EL and impairment

We analyse credit loss experience in order to assess the performance of our risk measurement and control processes, and to inform our understanding of the implications for risk and capital management of dynamic changes occurring in the risk profile of our exposures.

This analysis includes comparison of the EL calculated in the use of IRB risk rating models, which drives part of the regulatory capital calculation, with other reported measures of loss within financial statements prepared under IFRSs. The excess of EL over impairment allowances is treated as a capital deduction in the composition of regulatory capital.

The disclosures below set out:

•	commentary on aspects of the relationship between regulatory EL and impairments recognised in our financial statements; and

•	tables of EL and impairment allowances and charges by exposure class (within Retail IRB, also by sub-class) and by region.

When comparing regulatory EL with measures of impairment under IFRSs, it is necessary to take into account differences in the definition and scope of each. Below are examples of matters that can give rise to material differences in the way economic, business and methodological drivers are reflected quantitatively in the accounting and regulatory measures of loss.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Tables 27 and 28 set out, for IRB credit exposures, the EL (opening and closing balances), impairment allowances and the actual loss experience reflected in impairment charges. Impairment allowances represent management’s best estimate of losses incurred in the loan portfolios at the balance sheet date. Impairment charges represent a movement in the impairment allowance balance during the year, reflecting loss events which occurred during the financial year and changes in estimates of losses arising on events which occurred prior to the current year. EL represents the one-year regulatory expected loss accumulated in the book and calculated at a point in time.

The figures for impairment allowances and charges shown below are prepared on an accounting consolidation basis, but are not significantly different from those calculated on a regulatory consolidation basis.

EL and loan impairment (IRB only)

Examples of differences in definition and scope between EL and impairment allowances

•

Under IAS 39 our estimates of loss in impairment allowances are required to reflect the current circumstances and specific cashflow expectations of a customer. EL is based on modelled estimates and although the estimates may be individually assigned to specific exposures, the statistical nature of these models means that they are influenced by the behaviour of the overall portfolio.

•

EL is based on exposure values that incorporate expected future drawings of committed credit lines, while impairment allowances are recognised in respect of financial assets recognised on the balance sheet and in respect of committed credit lines where a loss is probable;

•

EL is generally based on TTC estimates of PD over a one-year future horizon, determined via statistical analysis of historical default experience. Impairment allowances are recognised for losses that have been incurred at the balance sheet date;

•	In the majority of cases, EL is based on economic downturn estimates of LGD, while impairment allowances are measured using estimated future cash flows as at the balance sheet date;

•	EL incorporates LGD, which may discount recoveries at a different rate from the Effective Interest Rate employed in discounted cash flow analysis for impairment;

•	LGDs typically include all costs associated with recovery, whereas the measurement of impairment considers only the costs of obtaining and selling collateral;

•

The LGD and EAD used for the EL calculation in the Foundation IRB approach is set by regulations and may differ significantly from the assumptions about estimated cash flows used to calculate impairment allowances;

•

For EL, certain exposures are subject to regulatory minimum thresholds for one or more parameters, whereas impairments under IFRSs are determined using management’s judgement about estimated future cashflows; and

•

In the case of EL, to meet regulatory prudential standards, HSBC’s model philosophy favours the incorporation of conservative estimation to accommodate uncertainty, for instance where modelling portfolios with limited data. Under IFRSs, uncertainty is considered when forming management’s estimates of future cash flows, using balanced and neutral judgement.

Table 27: IRB expected loss and impairment – by exposure class1

	Expected loss at		Impairment
	1 January US$bn	31 December US$bn	allowances at 31 December US$bn	charge for the year US$bn

2013
IRB exposure classes
Central governments and central banks	0.2	0.3	–	–
Institutions	0.3	0.3	0.1	–
Corporates	4.3	5.8	4.4	1.5
Retail	12.5	9.3	5.1	1.2
– secured on real estate property	9.9	7.2	3.6	0.8
– qualifying revolving retail	0.8	0.7	0.4	0.3
– SMEs	0.7	0.9	0.7	–
– other retail	1.1	0.5	0.4	0.1

	17.3	15.7	9.6	2.7

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

	Expected loss at		Impairment
	1 January US$bn	31 December US$bn	allowances at 31 December US$bn	charge for the year US$bn

2012
IRB exposure classes
Central governments and central banks	0.2	0.2	–	–
Institutions	0.3	0.3	–	–
Corporates	4.5	4.3	3.9	1.3
Retail	14.5	12.5	7.3	3.5
– secured on real estate property	8.6	9.9	5.3	2.4
– qualifying revolving retail	3.6	0.8	0.4	0.6
– SMEs	0.8	0.7	1.0	–
– other retail	1.5	1.1	0.6	0.5

	19.5	17.3	11.2	4.8

1	Excludes securitisation exposures because EL is not calculated for this exposure class.

Table 28: IRB expected loss and impairment – by geographical region1

	Expected loss at		Impairment
	1 January US$bn	31 December US$bn	allowances at 31 December US$bn	charge for the year US$bn

2013
Europe	4.7	6.0	4.5	1.4
Hong Kong	0.7	0.8	0.4	0.1
Rest of Asia-Pacific	1.0	1.1	0.6	0.1
Middle East and North Africa	0.3	0.4	0.2	–
North America	10.5	7.4	3.9	1.1
Latin America	0.1	–	–	–

	17.3	15.7	9.6	2.7

2012
Europe	4.8	4.7	3.7	1.3
Hong Kong	0.8	0.7	0.4	0.1
Rest of Asia-Pacific	0.9	1.0	0.6	0.1
Middle East and North Africa	0.3	0.3	0.2	0.1
North America	12.7	10.5	6.3	3.2
Latin America	–	0.1	–	–

	19.5	17.3	11.2	4.8

1	Excludes securitisation exposures because EL is not calculated for this exposure class.

Key points

•

In North America, EL reductions during the year were mainly due to sales of defaulted mortgages and non-real estate exposures and the continued run-off for the US CML portfolio, partially offset by movements of mortgages into default in the US CML portfolio.

•

The impairment allowances in North America reduced due to continued run-off and loan sales in the US CML portfolio, while the impairment charge reduced due to lower levels of new impaired loans and delinquency in the US CML portfolio.

•

In Europe, EL increased due to the movement of the UK income producing real estate portfolio from the standardised approach to the IRB supervisory slotting approach. This was also a driver for the increase in impairment allowances, while the impairment charge reduced.

•

The excess of EL over impairment allowances for the Group has remained stable. Reductions primarily from the loan sales and run-off in the US CML portfolio where the reductions in EL were higher than the reduction in impairments has been offset by: the movement of the UK IPRE portfolio from standardised to IRB slotting; corporate exposure growth in Hong Kong and Rest of Asia-Pacific and the application of the 45% floor on loss-given default for sovereign exposures on the IRB advanced approach.

Details of the Group’s impaired loans and advances, past due but not impaired assets and impairment allowances and charges are set out from page 172 of the Annual Report and Accounts 2013.

Our approach for determining impairment allowances is explained on page 434 of the Annual Report and Accounts 2013.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Risk mitigation

Our approach when granting credit facilities is to do so on the basis of capacity to repay rather than placing primary reliance on credit risk mitigants. Depending on a customer’s standing and the type of product, facilities may be provided unsecured. Mitigation of credit risk is nevertheless a key aspect of effective risk management and, in a diversified financial services organisation such as HSBC, takes many forms.

Our general policy is to promote the use of credit risk mitigation, justified by commercial prudence and good practice as well as capital efficiency. Specific, detailed policies cover the acceptability, structuring and terms of various types of business with regard to the availability of credit risk mitigation, for example in the form of collateral security. These policies, together with the setting of suitable valuation parameters, are subject to regular review to ensure that they are supported by empirical evidence and continue to fulfil their intended purpose.

We have safeguards designed to ensure that exposures to providers or types of risk mitigation do not become excessive in relation to the Group’s capital resources.

Collateral

The most common method of mitigating credit risk is to take collateral. In our retail residential and CRE businesses, a mortgage over the property is usually taken to help secure claims. Physical collateral is also taken in various forms of specialised lending and leasing transactions where income from the physical assets that are financed is also the principal source of facility repayment. In the commercial and industrial sectors, charges are created over business assets such as premises, stock and debtors. Loans to private banking clients may be made against a pledge of eligible marketable securities, cash or real estate. Facilities to SMEs are commonly granted against guarantees given by their owners and/or directors. Guarantees from third parties can arise where the Group extends facilities without the benefit of any alternative form of security, e.g. where it issues a bid or performance bond in favour of a non-customer at the request of another bank.

Further information regarding collateral held over residential and CRE property is provided from page 179 of the Annual Report and Accounts 2013.

Financial collateral

In the institutional sector, trading facilities are supported by charges over financial instruments such as cash, debt securities and equities. Financial collateral in the form of marketable securities is used in much of the Group’s over-the-counter (‘OTC’) derivatives activities and in securities financing transactions (‘SFT’s) such as repos, reverse repos, securities lending and borrowing. Netting is used extensively and is a prominent feature of market standard documentation. Further information regarding collateral held for trading exposures can be found on page 70.

Other forms of collateral

Our Global Banking and Markets business utilises credit risk mitigation to manage the credit risk of its portfolios, with the goal of reducing concentrations in individual names, sectors or portfolios. The techniques in use include credit default swap (‘CDS’) purchases, structured credit notes and securitisation structures. Buying credit protection creates credit exposure against the protection provider, which is monitored as part of the overall credit exposure to them. Where applicable the transaction is entered into directly with a central clearing house counterparty, otherwise our exposure to CDS protection providers is diversified among mainly banking counterparties with strong credit ratings. Further information on our use of CDS mitigants can be found on page 179 of the Annual Report and Accounts 2013.

Policy and procedures

Policies and procedures govern the protection of our position from the outset of a customer relationship, for instance in requiring standard terms and conditions or specifically agreed documentation permitting the offset of credit balances against debt obligations, and through controls over the integrity, current valuation and, if necessary, realisation of collateral security.

Valuing collateral

Valuation strategies are established to monitor collateral mitigants to ensure that they will continue to provide the anticipated secure secondary repayment source. Where collateral is subject to

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

high volatility, valuation is frequent; where stable, less so. Market trading activities such as collateralised OTC derivatives and SFTs typically carry out daily valuations in support of margining arrangements. In the residential mortgage business, Group policy prescribes re-valuation at intervals of up to three years, or more frequently as the need arises, for example where market conditions are subject to significant change. Residential property collateral values are determined through a combination of professional appraisals, house price indices or statistical analysis.

Local market conditions determine the frequency of valuation for CRE. Re-valuations are sought where, for example, as part of the regular credit assessment of the obligor, material concerns arise in relation to the performance of the collateral. CRE re-valuation also occurs commonly in circumstances where an obligor’s credit quality has declined sufficiently to cause concern that the principal payment source may not fully meet the obligation. Where such concerns exist the re-valuation method selected will depend upon the loan to value relationship, the direction in which the local CRE market has moved since last valuation, and most importantly the specific characteristics of the underlying commercial real estate which is of concern.

Recognition of risk mitigation under the IRB approach

Within an IRB approach, risk mitigants are considered in two broad categories: first, those which reduce the intrinsic PD of an obligor and therefore operate as determinants of PD; and second, those which affect the estimated recoverability of obligations and require adjustment of LGD or, in certain circumstances, EAD.

The first typically include full parental guarantees – where one obligor within a group of companies guarantees another. This is usually factored into the estimate of the latter’s PD, as it is assumed that the guarantor’s performance materially informs the PD of the guaranteed entity. PD estimates are also subject to supplementary methodologies in respect of a ‘sovereign ceiling’, constraining the risk ratings assigned to obligors in countries of higher risk, and where only partial parental support exists. In addition, in certain jurisdictions, certain types of third party guarantee are recognised through substitution of the obligor’s PD by the guarantor’s PD.

In the second category, LGD estimates are affected by a wider range of collateral including cash, charges over real estate property, fixed assets, trade goods, receivables and floating charges such as mortgage debentures. Unfunded mitigants, such as third party guarantees, are also taken into consideration in LGD estimates where there is evidence that they reduce loss expectation.

The main types of provider of guarantees are banks, other financial institutions and corporates, the latter typically in support of subsidiaries of their company group. Across HSBC, the nature of such customers and transactions is very diverse and the creditworthiness of guarantors accordingly spans a wide spectrum. The creditworthiness of providers of unfunded credit risk mitigation is taken into consideration as part of the guarantor’s risk profile when, for example, assessing the risk of other exposures such as direct lending to the guarantor. Internal limits for such contingent exposure are approved in the same way as direct exposures.

EAD and LGD values, in the case of individually assessed exposures, are determined by reference to regionally approved internal risk parameters based on the nature of the exposure. For retail portfolios, credit risk mitigation data is incorporated into the internal risk parameters for exposures and feeds into the calculation of the EL band value summarising both customer delinquency and product or facility risk. Credit and credit risk mitigation data form inputs submitted by all Group offices to centralised databases and processing, including performance of calculations to apply the relevant Basel II rules and approach. A range of collateral recognition approaches are applied to IRB capital treatments:

•

unfunded protection, which includes credit derivatives and guarantees, is reflected through adjustment or determination of PD, or LGD. Under the IRB advanced approach, recognition may be through PD (as a significant factor in grade determination) or LGD, or both;

•

eligible financial collateral under the IRB advanced approach is taken into account in LGD models. Under the IRB foundation approach, regulatory LGD values are adjusted. The adjustment to LGD is based on the degree to which the exposure value would be adjusted notionally if the Financial Collateral Comprehensive Method (‘FCCM’) were applied; and

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

•

for all other types of collateral, including real estate, the LGD for exposures calculated under the IRB advanced approach will be calculated by models. For IRB foundation, base regulatory LGDs are adjusted depending on the value and type of the asset taken as collateral relative to the exposure. The types of eligible mitigant recognised under the IRB foundation approach are more limited.

The table below sets out, for IRB exposures, the exposure value and the effective value of credit risk mitigation expressed as the exposure value covered by the credit risk mitigant.

Further information on credit risk mitigation may be found from page 178 of the Annual Report and Accounts 2013.

Table 29: IRB exposure – credit risk mitigation

	At 31 December 2013		At 31 December 2012
	Exposure value covered by credit derivatives or guarantees US$bn	Exposure value US$bn	Exposure value covered by credit derivatives or guarantees US$bn	Exposure value US$bn

Exposures under the IRB advanced approach
Central governments and central banks	–	341.7	–	355.8
Institutions	2.1	130.0	1.9	131.1
Corporates	55.9	508.7	43.8	479.1
Retail	29.6	443.0	29.7	454.6
Equity	–	–	–	0.3
Securitisation positions	–	45.4	–	49.1

		1,468.8		1,470.0

Exposures under the IRB foundation approach
Corporates[1]	0.1	23.6	0.2	19.4

1	The value of exposures under the IRB foundation approach covered by eligible financial and other collateral was US$0.6bn (2012: US$0.6bn).

Application of the standardised approach

The standardised approach is applied where exposures do not qualify for use of an IRB approach and/or where an exemption from IRB has been granted. The standardised approach requires banks to use risk assessments prepared by External Credit Assessment Institutions (‘ECAI’s) or Export Credit Agencies to determine the risk weightings applied to rated counterparties.

ECAI risk assessments are used within the Group as part of the determination of risk weightings for the following classes of exposure:

•	Central governments and central banks;

•	Institutions;

•	Corporates;

•	Securitisation positions;

•	Short-term claims on institutions and corporates;

•	Regional governments and local authorities; and

•	Multilateral development banks.

We have nominated three PRA-recognised ECAIs for this purpose – Moody’s Investors Service (‘Moody’s’), S&P and Fitch Group (‘Fitch’). We have not nominated any Export Credit Agencies.

Data files of external ratings from the nominated ECAIs are matched with customer records in our centralised credit database.

When calculating the risk-weighted value of an exposure using ECAI risk assessments, risk systems identify the customer in question and look up the available ratings in the central database according to the PRA’s rating selection rules. The systems then apply the PRA’s prescribed credit quality step mapping to derive from the rating the relevant risk weight.

Credit quality step	Moody’s assessments	S&P’s assessments	Fitch’s assessments

1	Aaa to Aa3	AAA to AA–	AAA to AA–
2	A1 to A3	A+ to A–	A+ to A–
3	Baa1 to Baa3	BBB+ to BBB–	BBB+ to BBB–
4	Ba1 to Ba3	BB+ to BB–	BB+ to BB–
5	B1 to B3	B+ to B–	B+ to B–
6	Caa1 and below	CCC+ and below	CCC+ and below

All other exposure classes are assigned risk weightings as prescribed in the PRA’s rulebook.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Exposures to, or guaranteed by, central governments and central banks of EEA States are risk-weighted at 0% using the Standardised approach, provided they would be eligible under that approach for a 0% risk weighting.

Associates’ exposures are calculated under the standardised approach and, at 31 December 2013, represented approximately 17% (2012: 18%) of Group credit risk RWAs. The decrease is mainly due to the reclassification of Industrial Bank from an associate to a financial investment.

Recognition of risk mitigation under the standardised approach

Where credit risk mitigation is available in the form of an eligible guarantee, non-financial collateral, or credit derivatives, the exposure is divided into covered and uncovered portions. The covered portion, which is determined after applying an appropriate ‘haircut’ for currency and maturity mismatch (and for omission of restructuring clauses for credit derivatives, where appropriate) to the amount of the protection provided, attracts the risk weight of the protection provider. The uncovered portion attracts the risk weight of the obligor. For exposures fully or partially covered by eligible financial collateral, the value of the exposure is adjusted under the FCCM using supervisory volatility adjustments, including those arising from currency mismatch, which are determined by the specific type of collateral (and, in the case of eligible debt securities, their credit quality) and its liquidation period. The adjusted exposure value is subject to the risk weight of the obligor.

Table 30 sets out the credit risk mitigation for exposures under the standardised approach, expressed as the exposure value covered by the credit risk mitigant, and table 31 sets out the distribution of standardised exposures across credit quality steps. This analysis excludes regional governments or local authorities, short-term claims, securitisation positions, collective investment undertakings and multilateral development banks, as these exposures continue to be immaterial as a percentage of total standardised exposures. Also excluded, because the credit quality step methodology does not apply, are retail, equity, past due items and exposures secured on real estate property.

Table 30: Standardised exposure – credit risk mitigation

	At 31 December 2013			At 31 December 2012
	Exposure value covered by eligible financial and other collateral US$bn	Exposure value covered by credit derivatives or guarantees US$bn	Total exposure value US$bn	Exposure value covered by eligible financial and other collateral US$bn	Exposure value covered by credit derivatives or guarantees US$bn	Total exposure value US$bn

Exposures under the standardised approach
Central governments and central banks	–	4.4	220.0	–	0.4	177.4
Institutions	–	3.4	35.2	0.3	1.5	57.5
Corporates	13.1	5.5	221.8	4.7	5.6	254.5
Retail	1.0	–	47.7	0.8	–	52.9
Secured on real estate property	–	–	50.4	–	–	45.3
Past due items	–	–	4.1	–	–	4.4
Regional governments or local authorities	–	–	0.8	–	–	1.2
Equity	–	–	3.3	–	–	2.8
Other items[1]	0.2	–	84.4	–	–	85.5

			667.7			681.5

1	Primarily includes such items as fixed assets, prepayments, accruals and Hong Kong Government certificates of indebtedness.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 31: Standardised exposure – by credit quality step

	At 31 December 2013		At 31 December 2012
	Exposure value US$bn	RWAs US$bn	Exposure value US$bn	RWAs US$bn

Central governments and central banks
Credit quality step 1	218.8		176.5
Credit quality step 5	0.1		0.2
Credit quality step unrated	1.1		0.7

	220.0	0.7	177.4	0.9

Institutions
Credit quality step 1	3.5		2.9
Credit quality step unrated	31.7		54.6

	35.2	12.1	57.5	19.4

Corporates
Credit quality step 1	4.1		6.2
Credit quality step 2	2.2		2.5
Credit quality step 3	2.8		30.0
Credit quality step 4	0.8		7.3
Credit quality step 5	0.7		0.8
Credit quality step 6	0.3		0.8
Credit quality step unrated	210.9		206.9

	221.8	202.1	254.5	237.3

Key points

•	Central government and central bank exposure growth in credit quality step 1 was due to growth in placements with the Bank of England and higher holdings of UK gilts.

•

Reclassification of Industrial Bank from an associate to an investment, removing the requirement for proportional regulatory consolidation of exposure, was the primary driver of the exposure value reductions for institutions and a contributor to the movement for corporates in the credit quality step unrated band.

•

Corporates exposure reductions in credit quality step 3 were due to portfolios moving from the Standardised to the IRB approach, where the largest contributor to the reduction was the UK income producing real estate portfolio.

•

Corporate exposure increases for credit quality step band unrated were due to a combination of: growth in Bank of Communications; transfer of the US CRE portfolio from IRB advanced to standardised as required by the PRA; and the identification of exposures which did not meet the full modelling requirements in Hong Kong and Rest of Asia-Pacific and these were subsequently moved from the IRB advanced approach.

Counterparty credit risk

Counterparty credit risk arises for OTC derivatives and SFTs. It is calculated in both the trading and non-trading books, and is the risk that a counterparty to a transaction may default before completing the satisfactory settlement of the transaction. An economic loss occurs if the transaction or portfolio of transactions with the counterparty has a positive economic value at the time of default.

Three approaches are used under Basel II to calculate exposure values for counterparty credit risk: standardised, mark-to-market and IMM. Exposure values calculated under these approaches are used to determine RWAs. Across the Group, we use both the mark-to-market and IMM approaches. Under the IMM approach, EAD is calculated by multiplying the effective expected positive exposure with a multiplier called ‘alpha’.

Alpha (set to a default value of 1.4) accounts for several portfolio features that increase EL above that indicated by effective expected positive exposure in the event of default:

•	co-variance of exposures;

•	correlation between exposures and default;

•	level of volatility/correlation that might coincide with a downturn;

•	concentration risk; and

•	model risk.

Limits for counterparty credit risk exposures are assigned within the overall credit process. The measure used for counterparty credit risk management is the 95th percentile of potential future exposure.

The credit risk function assigns a limit against each counterparty to cover derivatives exposure which may arise as a result of a counterparty default. The magnitude of this limit will depend on the overall risk appetite and type of derivatives trading undertaken with the counterparty. Risk is then assessed for each counterparty using models that

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

consider volatility, trade maturity and the counterparty legal documentation.

The models and methodologies used in the calculation of counterparty risk are approved by the Counterparty Risk Methodology Committee, a sub-committee of Group MOC. Models are subject to independent review when they are first developed and reviewed annually thereafter.

Credit valuation adjustment

As shown in table 9, CRD IV introduced a new regulatory capital charge to cover the risk of mark-to-market losses on expected counterparty risk to derivatives: CVA risk capital charge.

Further details of our estimated CVA risk capital charge may be found on page 327 of the Annual Report and Accounts 2013.

Collateral arrangements

It is our policy to revalue all traded transactions and associated collateral positions on a daily basis. An independent Collateral Management function manages the collateral process including pledging and receiving collateral, investigating disputes and non-receipts.

Eligible collateral types are controlled under a policy to ensure price transparency, price stability, liquidity, enforceability, independence, reusability and eligibility for regulatory purposes. A valuation ‘haircut’ policy reflects the fact that collateral may fall in value between the date the collateral was called and the date of liquidation or enforcement. At least 95% of collateral held as credit risk mitigation under Credit Support Annex (‘CSA’s) is either cash or liquid government securities.

Credit ratings downgrade

A Credit Rating Downgrade clause in a Master Agreement or a Credit Rating Downgrade Threshold clause in a CSA are designed to trigger a series of events if the credit rating of the affected party falls below a specified level. These events may include the requirement to pay or increase collateral, the termination of transactions by the non-affected party or the assignment of transactions by the affected party.

We control the inclusion of credit ratings downgrade language in a Master Agreement or a CSA by requiring each Group office to obtain the endorsement of the relevant credit authority together with the approval of the Regional Global Markets COO.

Relevant management information is in place to enable us to identify any additional collateral requirements, where the threshold levels for these are affected by a credit ratings downgrade clause within a collateral agreement.

At 31 December 2013, the potential value of the additional collateral (pertaining to ISDA CSA download thresholds only) that we would need to post with counterparties in the event of a one notch downgrade of our rating was US$0.5bn (2012: US$0.7bn) and for a two notch downgrade US$0.9bn (2012: US$1.0bn).

Table 32: Counterparty credit risk exposure – credit derivative transactions1

	At 31 December 2013			At 31 December 2012
	Protection bought US$bn	Protection sold US$bn	Total US$bn	Protection bought US$bn	Protection sold US$bn	Total US$bn

Credit derivative products used for own credit portfolio
Credit default swaps	2.7	–	2.7	1.6	–	1.6

Total notional value	2.7	–	2.7	1.6	–	1.6

Credit derivative products used for intermediation[2]
Credit default swaps	328.3	322.5	650.8	428.0	421.7	849.7
Total return swaps	8.5	16.3	24.8	16.8	33.4	50.2
Credit spread options	–	–	–	–	–	–
Other	–	–	–	–	–	–

Total notional value	336.8	338.8	675.6	444.8	455.1	899.9

Total credit derivative notional value	339.5	338.8	678.3	446.4	455.1	901.5

1	This table provides a further breakdown of totals reported on page 501 of the Annual Report and Accounts 2013 on an accounting consolidation basis.
2	This is where we act as intermediary for our clients, enabling them to take a position in the underlying securities but without having to take on the risks ourselves.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 33: Counterparty credit risk – net derivative credit exposure1

	At 31 December
	2013 US$bn	2012 US$bn

Counterparty credit risk[2]
Gross total fair values	569.6	729.7
Accounting offset arrangements	(287.3)	(372.2)

Total gross derivatives	282.3	357.5

Less: netting benefits[3]	(209.0)	(270.2)

Netted current credit exposure	73.3	87.3

Less: collateral held	(43.3)	(40.7)

Net derivative credit exposure	30.0	46.6

1	This table provides a further breakdown of totals reported on page 499 in the Annual Report and Accounts 2013 on an accounting consolidation basis.
2	Excludes add-on for potential future credit exposure.
3	This is the netting benefit available for regulatory capital purposes which is not recognised under accounting rules.

Under IFRSs, netting is only permitted if legal right of set-off exists and the cash flows are intended to be settled on a net basis. Under PRA regulatory rules, however, netting is applied for capital calculations if there is legal certainty and the positions are managed on a net collateralised basis. As a consequence, we recognise greater netting under the PRA rules, reflecting the close-out provisions that would take effect in the event of default of a counterparty rather than just those transactions that are actually settled net in the normal course of business.

Table 34 shows how the total OTC derivative regulatory exposures in table 35 are derived from the gross total fair values reported in table 33.

Table 34: Comparison of derivative accounting balances and counterparty credit risk exposure

	At 31 December 2013
	Accounting balances US$bn	Regulatory exposures US$bn

Gross total fair values
OTC derivatives	556.0	556.0
Exchange traded derivatives[1]	13.6	–

	569.6	556.0
Central counterparties[2]	–	(283.6)

Accounting offset arrangements
IFRS basis	(287.3)	–

Mark to market method
Potential future credit exposure	–	95.1
Legal right of offset[3]	–	(157.0)

IMM method
Modelling impact[4]	–	(104.7)

Total derivative exposures	282.3	105.8

1	Exchange traded derivatives attract a zero risk-weight under Basel 2 rules
2	Under Basel 2 rules OTC derivative trades transacted with central counterparties are excluded from the counterparty credit risk calculation
3	Legal right of offset derivative netting is a component of the US$252.3bn derivatives offset in the ‘Maximum Exposure to Credit Risk’ table on page 159 of the Annual Report and Accounts 2013.
4	The modelling impact for IMM exposures represents the difference between fair value and the Exposure at Default (calculated as 1.4 times the Effective Expected Potential Exposure) resulting from the model; the model incorporates offsets for netting benefits, correlation impacts and collateral as well as simulating the impact of potential market movements.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 35: Counterparty credit risk exposure – by exposure class, product and method

	IMM		Mark-to-market method		Total counterparty credit risk
	Exposure		Exposure		Exposure
	value	RWAs	value	RWAs	value	RWAs
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

At 31 December 2013
By exposure class
IRB advanced approach	23.9	8.8	105.7	31.9	129.6	40.7
Central governments and central banks	1.2	0.2	3.0	0.7	4.2	0.9
Institutions	6.7	2.1	58.3	11.4	65.0	13.5
Corporates	16.0	6.5	44.4	19.8	60.4	26.3

IRB foundation approach	–	–	3.1	1.5	3.1	1.5
Corporates	–	–	3.1	1.5	3.1	1.5

Standardised approach	1.4	–	9.3	3.6	10.7	3.6
Central governments and central banks	1.4	–	5.1	–	6.5	–
Institutions	–	–	0.5	0.1	0.5	0.1
Corporates	–	–	3.7	3.5	3.7	3.5

	25.3	8.8	118.1	37.0	143.4	45.8

By product
OTC derivatives	25.3	8.8	80.5	30.2	105.8	39.0
Securities financing transactions	–	–	29.7	4.7	29.7	4.7
Other[1]	–	–	7.9	2.1	7.9	2.1

	25.3	8.8	118.1	37.0	143.4	45.8

At 31 December 2012
By exposure class
IRB advanced approach	24.9	10.0	107.2	33.9	132.1	43.9
Central governments and central banks	2.8	0.3	6.9	0.6	9.7	0.9
Institutions	4.8	1.6	64.1	14.5	68.9	16.1
Corporates	17.3	8.1	36.2	18.8	53.5	26.9

IRB foundation approach	–	–	3.5	1.8	3.5	1.8
Corporates	–	–	3.5	1.8	3.5	1.8

Standardised approach	–	–	5.8	2.6	5.8	2.6
Central governments and central banks	–	–	2.2	–	2.2	–
Institutions	–	–	0.5	–	0.5	–
Corporates	–	–	3.1	2.6	3.1	2.6

	24.9	10.0	116.5	38.3	141.4	48.3

By product
OTC derivatives	24.9	10.0	85.3	33.6	110.2	43.6
Securities financing transactions	–	–	23.8	2.9	23.8	2.9
Other[1]	–	–	7.4	1.8	7.4	1.8

	24.9	10.0	116.5	38.3	141.4	48.3

1	Includes free deliveries not deducted from regulatory capital.

Key points

•

OTC derivative exposures reduced marginally in most regions due to maturing trades and lower volumes, with the exception of Latin America due to higher balance sheet exposures on FX derivatives with corporate counterparties in Brazil.

•	RWAs for OTC derivatives reduced in North America due to the improved credit standing of corporate counterparties.

•	The increase in exposure for security financing transactions was mainly in Europe, driven by updates to the volatility haircuts.

•	RWA density in Institutions under IRB advanced approach decreased from 23% to 21%, mainly due to a decrease in Europe which resulted from the improvement of counterparty credit ratings.

•	The decrease in RWA density in corporates under IRB Advanced approach is predominantly a result of the improving internal counterparty credit ratings in North America.

•	Some variation in the RWA density values from 2012 to 2013 may result from the small absolute values of Exposures and RWAs.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 36: Counterparty credit risk exposure – by exposure class, product and geographical region

	Exposure value
	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

At 31 December 2013
By exposure class
IRB advanced approach	68.3	19.6	14.0	0.3	25.7	1.7	129.6
Central governments and central banks	2.3	0.2	0.6	–	0.7	0.4	4.2
Institutions	29.3	15.6	7.1	0.3	11.4	1.3	65.0
Corporates	36.7	3.8	6.3	–	13.6	–	60.4

IRB foundation approach	2.9	–	–	0.2	–	–	3.1
Corporates	2.9	–	–	0.2	–	–	3.1

Standardised approach	5.8	0.2	0.1	2.3	–	2.3	10.7
Central governments and central banks	4.7	–	–	1.8	–	–	6.5
Institutions	0.4	–	–	0.1	–	–	0.5
Corporates	0.7	0.2	0.1	0.4	–	2.3	3.7

	77.0	19.8	14.1	2.8	25.7	4.0	143.4

By product
OTC derivatives	51.5	13.8	13.4	1.0	22.9	3.2	105.8
Securities financing transactions	23.4	0.2	0.7	1.8	2.8	0.8	29.7
Other	2.1	5.8	–	–	–	–	7.9

	77.0	19.8	14.1	2.8	25.7	4.0	143.4

At 31 December 2012
By exposure class
IRB advanced approach	65.9	19.9	15.6	0.8	27.4	2.5	132.1
Central governments and central banks	6.8	0.5	1.1	–	0.3	1.0	9.7
Institutions	32.6	13.9	7.6	0.8	12.5	1.5	68.9
Corporates	26.5	5.5	6.9	–	14.6	–	53.5

IRB foundation approach	3.2	–	–	0.3	–	–	3.5
Corporates	3.2	–	–	0.3	–	–	3.5

Standardised approach	2.2	–	–	2.0	–	1.6	5.8
Central governments and central banks	0.9	–	–	1.3	–	–	2.2
Institutions	0.4	–	–	0.1	–	–	0.5
Corporates	0.9	–	–	0.6	–	1.6	3.1

	71.3	19.9	15.6	3.1	27.4	4.1	141.4

By product
OTC derivatives	52.0	14.0	15.1	1.2	25.1	2.8	110.2
Securities financing transactions	17.7	0.1	0.5	1.9	2.3	1.3	23.8
Other	1.6	5.8	–	–	–	–	7.4

	71.3	19.9	15.6	3.1	27.4	4.1	141.4

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 37: Counterparty credit risk – RWAs by exposure class, product and geographical region

	RWAs
	Europe	Hong Kong	Rest of Asia-Pacific	MENA	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

At 31 December 2013
By exposure class
IRB advanced approach	20.8	5.0	5.6	0.2	8.5	0.6	40.7
Central governments and central banks	0.4	–	0.2	–	0.2	0.1	0.9
Institutions	6.8	2.6	1.4	0.2	2.0	0.5	13.5
Corporates	13.6	2.4	4.0	–	6.3	–	26.3

IRB foundation approach	1.4	–	–	0.1	–	–	1.5
Corporates	1.4	–	–	0.1	–	–	1.5

Standardised approach	0.8	0.2	0.1	0.4	–	2.1	3.6
Central governments and central banks	–	–	–	–	–	–	–
Institutions	–	–	–	0.1	–	–	0.1
Corporates	0.8	0.2	0.1	0.3	–	2.1	3.5

	23.0	5.2	5.7	0.7	8.5	2.7	45.8

By product
OTC derivatives	18.4	4.4	5.5	0.6	7.8	2.3	39.0
Securities financing transactions	3.3	–	0.2	0.1	0.7	0.4	4.7
Other	1.3	0.8	–	–	–	–	2.1

	23.0	5.2	5.7	0.7	8.5	2.7	45.8

At 31 December 2012
By exposure class
IRB advanced approach	20.4	5.3	5.9	0.2	11.3	0.8	43.9
Central governments and central banks	0.5	0.1	0.1	–	0.1	0.1	0.9
Institutions	9.4	2.1	1.5	0.2	2.2	0.7	16.1
Corporates	10.5	3.1	4.3	–	9.0	–	26.9

IRB foundation approach	1.6	–	–	0.2	–	–	1.8
Corporates	1.6	–	–	0.2	–	–	1.8

Standardised approach	0.5	–	–	0.6	–	1.5	2.6
Central governments and central banks	–	–	–	–	–	–	–
Institutions	–	–	–	–	–	–	–
Corporates	0.5	–	–	0.6	–	1.5	2.6

	22.5	5.3	5.9	1.0	11.3	2.3	48.3

By product
OTC derivatives	19.6	4.4	5.7	0.9	10.9	2.1	43.6
Securities financing transactions	1.9	0.1	0.2	0.1	0.4	0.2	2.9
Other	1.0	0.8	–	–	–	–	1.8

	22.5	5.3	5.9	1.0	11.3	2.3	48.3

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 38: Counterparty credit risk – RWA density by exposure class, product and geographical region

	RWA density
	Europe	Hong Kong	Rest of Asia-Pacific	MENA	North America	Latin America	Total
	%	%	%	%	%	%	%

At 31 December 2013
By exposure class
IRB advanced approach
Central governments and central banks	20	–	27	–	23	21	22
Institutions	24	17	20	41	17	34	21
Corporates	37	64	65	–	46	–	44

IRB foundation approach
Corporates	48	–	–	54	–	–	48

Standardised approach
Central governments and central banks	–	–	–	–	–	–	–
Institutions	–	–	–	42	–	–	12
Corporates	97	100	100	98	100	95	96

Total	30	27	40	23	33	67	32

By product
OTC derivatives	36	32	41	62	34	72	37
Securities financing transactions	14	–	31	3	26	47	16
Other	61	14	–	–	–	–	27

Total	30	27	40	23	33	67	32

At 31 December 2012
By exposure class
IRB advanced approach
Central governments and central banks	7	22	11	–	22	15	9
Institutions	29	16	20	23	18	41	23
Corporates	40	54	62	–	62	–	50

IRB foundation approach
Corporates	48	–	–	70	–	–	50

Standardised approach
Central governments and central banks	–	–	–	–	–	–	–
Institutions	–	–	–	–	–	–	–
Corporates	62	–	–	97	–	95	86

Total	31	27	38	32	42	56	34

By product
OTC derivatives	38	32	38	70	44	70	40
Securities financing transactions	11	20	24	7	18	26	12
Other	63	14	–	–	–	–	24

Total	31	27	38	32	42	56	34

Wrong-way risk

Wrong-way risk occurs when a counterparty’s exposures are adversely correlated with its credit quality. There are two types of wrong-way risk.

•

General wrong-way risk occurs when the probability of counterparty default is positively correlated with general risk factors such as where the counterparty is resident and/or incorporated in a higher-risk country and seeks to sell a non-domestic currency in exchange for its home currency.

•	Specific wrong-way risk occurs when the exposure to a particular counterparty is positively correlated with the probability of counterparty default such as a reverse repo on the counterparty’s own bonds. HSBC policy sets out that specific wrong-way transactions are approved on a case by case basis.

We use a range of tools to monitor and control wrong-way risk, including requiring the business to obtain prior approval before undertaking wrong-way risk transactions outside pre-agreed guidelines. The regional Traded Risk functions are responsible for the control and the monitoring process. This includes the monthly submission of wrong-way risk information to the GB&M Risk Management Committee.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Central counterparties

Whilst exchange traded derivatives have been cleared through central counterparties (‘CCP’s) for many years, recent regulatory initiatives designed to reduce systemic risk in the banking system are directing increasing volumes of OTC derivatives to be cleared through CCPs.

A dedicated CCP credit team has been established to manage the interface with CCPs and undertake in-depth due diligence of the unique risks associated with these organisations. This is to address an implication of the regulations that the Group’s risk will be transferred from being distributed among individual, bilateral counterparties to a significant level of risk concentration on CCPs. We have developed a risk appetite framework to manage risk accordingly, on an individual CCP and global basis.

Securitisation

Group securitisation strategy

HSBC acts as originator, sponsor, liquidity provider and derivative counterparty to its own originated and sponsored securitisations, as well as those of third-party securitisations. Our strategy is to use securitisations to meet our needs for aggregate funding or capital management, to the extent that market, regulatory treatments and other conditions are suitable, and for customer facilitation. We have senior exposures to the securities investment conduits (‘SIC’s): Mazarin Funding Limited, Barion Funding Limited, Malachite Funding Limited and Solitaire Funding Limited. These are not considered core businesses, and exposures are being repaid as the securities they hold amortise.

Group securitisation roles

Our roles in the securitisation process are as follows:

•	Originator: where we originate the assets being securitised, either directly or indirectly;

•	Sponsor: where we establish and manage a securitisation programme that purchases exposures from third parties; and

•	Investor: where we invest in a securitisation transaction directly or provide derivatives or liquidity facilities to a securitisation.

HSBC as originator

We use SPEs to securitise customer loans and advances and other debt that we have originated, in order to diversify our sources of funding for asset origination and for capital efficiency purposes. In such cases, we transfer the loans and advances to the SPEs for cash, and the SPEs issue debt securities to investors to fund the cash purchases. This activity is conducted in a number of regions and across a number of asset classes. We also act as a derivative counterparty. Credit enhancements to the underlying assets may be used to obtain investment grade ratings on the senior debt issued by the SPEs. The majority of these securitisations are consolidated for accounting purposes (see page 77 for the regulatory treatment). We have also established multi-seller conduit securitisation programmes for the purpose of providing access to flexible market-based sources of finance for our clients to finance discrete pools of third-party originated trade and vehicle finance loan receivables.

In addition, we use SPEs to mitigate the capital absorbed by some of our customer loans and advances we have originated. Credit derivatives are used to transfer the credit risk associated with such customer loans and advances to an SPE, using securitisations commonly known as synthetic securitisations by which the SPE writes CDS protection to HSBC. These SPEs are consolidated for accounting purposes when the substance of the relationship indicates that we control them.

HSBC as sponsor

We are sponsor to a number of types of securitisation entity, including:

•

a multi-seller conduit vehicle established to provide finance to clients – Regency Assets Limited – to which we provide senior liquidity facilities and programme-wide credit enhancement. Transactions previously funded via the Bryant Park conduit in the US have now largely been transferred to Regency Assets Limited and Bryant Park is no longer active; and

•

four SICs established to provide tailored investments to third-party clients, backed primarily by senior tranches of securitisations and securities issued by financial institutions. Solitaire Funding Limited and Mazarin Funding Limited are asset-backed commercial paper conduits to which we provide transaction-specific liquidity facilities; Barion Funding Limited and Malachite Funding Limited are vehicles to which we provide senior term funding. We also provide a first loss letter of credit to Solitaire Funding Limited. The performance of our exposure to these vehicles is primarily subject to the credit risk of the underlying securities.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Further details of these entities may be found on page 550 of the Annual Report and Accounts 2013.

HSBC as investor

We have exposure to third-party securitisations across a wide range of sectors in the form of investments, liquidity facilities and as a derivative counterparty. These are primarily legacy exposures that are expected to be held to maturity.

These securitisation positions are managed by a dedicated team that uses a combination of market standard systems and third-party data providers to monitor performance data and manage market and credit risks.

In the case of re-securitisation positions, similar processes are conducted in respect of the underlying securitisations.

Valuation of securitisation positions

The valuation process of our investments in securitisation exposures primarily focuses on quotations from third parties, observed trade levels and calibrated valuations from market standard models. This process did not change in 2013.

We perform hedging in respect of our sponsored SICs interest rate and currency exposures. Credit risk is hedged by credit default swaps in respect of some securitisation positions.

Securitisation accounting treatment

For accounting purposes, we consolidate SPEs when the substance of the relationship indicates that we control them. In assessing control, all relevant factors are considered, including qualitative and quantitative aspects.

Full details of these assessments may be found on page 430 of the Annual Report and Accounts 2013.

We reassess the required consolidation whenever there is a change in the substance of the relationship between HSBC and an SPE, for example, when the nature of our involvement or the governing rules, contractual arrangements or capital structure of the SPE change.

The transfer of assets to an SPE may give rise to the full or partial derecognition of the financial assets concerned. Only in the event that derecognition is achieved are sales and any resultant gains on sales recognised in the financial statements. In a traditional securitisation, assets are sold to an SPE and no gain or loss on sale is recognised at inception.

Full derecognition occurs when we transfer our contractual right to receive cash flows from the financial assets, or retain the right but assume an obligation to pass on the cash flows from the assets, and transfer substantially all the risks and rewards of ownership. The risks include credit, interest rate, currency, prepayment and other price risks.

Partial derecognition occurs when we sell or otherwise transfer financial assets in such a way that some but not substantially all of the risks and rewards of ownership are transferred but control is retained. These financial assets are recognised on the balance sheet to the extent of our continuing involvement.

A small portion of financial assets that do not qualify for derecognition relate to loans, credit cards, debt securities and trade receivables that have been securitised under arrangements by which we retain a continuing involvement in such transferred assets. Continuing involvement may entail retaining the rights to future cash flows arising from the assets after investors have received their contractual terms (for example, interest rate strips); providing subordinated interest; liquidity support; continuing to service the underlying asset; or entering into derivative transactions with the securitisation vehicles. As such, we continue to be exposed to risks associated with these transactions.

Where assets have been derecognised in whole or in part, the rights and obligations that we retain from our continuing involvement in securitisations are initially recorded as an allocation of the fair value of the financial asset between the part that is derecognised and the part that continues to be recognised on the date of transfer.

Securitisation regulatory treatment

For regulatory purposes, where significant risk in SPEs has been transferred to third parties, these SPEs are not consolidated but exposure to them, including derivatives or liquidity facilities, is risk-weighted as securitisation positions. Of the US$1.6bn (2012: US$2.2bn) of unrealised losses on AFS asset-backed securities disclosed in the Annual Report and Accounts 2013, US$0.1bn (2012: US$0.8bn) relates to assets within SPEs that are not consolidated for regulatory purposes. The remainder is subject to the PRA’s prudential filter that removes unrealised gains and losses on AFS debt securities from capital and also adjusts the exposure value of the positions by the same amount before the relevant risk weighting is applied.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Analysis of securitisation exposures

Securitisation exposures analysed below are on a regulatory consolidated basis and include those deducted from capital, rather than risk-weighted.

Table 39: Securitisation exposure – by approach

	31 December 2013			31 December 2012
	Trading book US$bn	Non- trading book US$bn	Total US$bn	Trading book US$bn	Non- trading book US$bn	Total US$bn

IRB approach	2.6	48.6	51.2	2.7	52.5	55.2
Ratings based	2.6	31.1	33.7	2.7	38.2	40.9
Internal assessment approach	–	17.1	17.1	–	13.9	13.9
Supervisory method	–	0.4	0.4	–	0.4	0.4

Standardised	–	0.4	0.4	–	0.1	0.1

	2.6	49.0	51.6	2.7	52.6	55.3

The movement in the year represents any purchase or sale of securitisation assets, the repayment of capital on amortising or maturing securitisation assets, the inclusion of trading book assets when their credit ratings fall below investment grade and the revaluation of these assets. Movements in the year also reflect the re-assessment of assets no longer treated under the securitisation framework. When assets within re-securitisations are re-securitised to achieve a more granular rating, there is no change in the exposure value, and so no movement in the year is reported.

Table 40: Securitisation exposure – movement in the year

	Total at	Movement in year			Total at
	1 January	As originator	As sponsor	As investor	31 December
	US$bn	US$bn	US$bn	US$bn	US$bn

2013
Aggregate amount of securitisation exposures
Residential mortgages	4.2	–	–	(1.7)	2.5
Commercial mortgages	3.9	–	(0.3)	1.2	4.8
Loans to corporates or SMEs	0.2	–	–	–	0.2
Consumer loans	0.7	–	–	(0.3)	0.4
Trade receivables	14.2	–	3.6	(0.1)	17.7
Re-securitisations[1]	31.6	(0.4)	(3.8)	(1.8)	25.6
Other assets	0.5	–	(0.1)	–	0.4

	55.3	(0.4)	(0.6)	(2.7)	51.6

2012
Aggregate amount of securitisation exposures
Residential mortgages	12.9	–	–	(8.7)	4.2
Commercial mortgages	4.6	–	–	(0.7)	3.9
Loans to corporates or SMEs	16.4	–	(16.2)	–	0.2
Consumer loans	0.8	–	–	(0.1)	0.7
Trade receivables	15.2	–	(0.9)	(0.1)	14.2
Re-securitisations[1]	36.7	2.7	(5.8)	(2.0)	31.6
Other assets	0.5	–	–	–	0.5

	87.1	2.7	(22.9)	(11.6)	55.3

1	Re-securitisations principally include exposures to Solitaire Funding Limited, Mazarin Funding Limited, Barion Funding Limited and Malachite Funding Limited and restructured on-balance sheet assets. The re-securitisation pools primarily comprise the senior tranches of retail mortgage backed securities, commercial mortgage backed securities, auto Asset-backed securities (‘ABS’), credit card ABS, student loans, collateralised debt obligations, and also include bank subordinated debt.

HSBC’s involvement in securitisation activities continued to reduce in the year, which is reflected in the following:

•	no securitisation positions backed by revolving exposures other than trade receivables in Regency Asset Limited;
•	no facilities subject to early amortisation provisions;

•	no material positions held as synthetic transactions (2012: nil);

•	no assets awaiting securitisation; and

•	we do not provide financial support for securitised assets.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Realised losses were US$0.3bn (2012: US$0.4bn) on securitisation asset disposals during the year. Total exposure includes off-balance sheet assets of US$27.3bn (2012: US$26.1bn) which relate to liquidity lines to securitisation vehicles.

Table 41: Securitisation exposure – by trading and non-trading book

	At 31 December 2013				At 31 December 2012
	Trading	Non- trading			Trading	Non- trading
	book	book	Total		book	book	Total
	US$bn	US$bn	US$bn		US$bn	US$bn	US$bn

As originator	–	2.4	2.4		–	2.7	2.7
Re-securitisations	–	2.4	2.4		–	2.7	2.7

As sponsor	–	39.2	39.2		–	39.9	39.9
Commercial mortgages	–	–	–		–	0.3	0.3
Loans to corporates or SMEs	–	–	–		–	–	–
Trade receivables	–	17.1	17.1		–	13.6	13.6
Re-securitisations	–	21.7	21.7		–	25.5	25.5
Other assets	–	0.4	0.4		–	0.5	0.5

As investor	2.6	7.4	10.0		2.7	10.0	12.7
Residential mortgages	1.1	1.4	2.5		1.7	2.5	4.2
Commercial mortgages	0.9	3.9	4.8		0.1	3.5	3.6
Loans to corporates or SMEs	–	0.2	0.2		0.2	–	0.2
Consumer loans	0.1	0.3	0.4		0.1	0.6	0.7
Trade receivables	–	0.6	0.6		–	0.7	0.7
Re-securitisations	0.5	1.0	1.5		0.6	2.7	3.3

	2.6	49.0	51.6		2.7	52.6	55.3

Table 42: Securitisation exposure – asset values and impairment charges
	At 31 December 2013				At 31 December 2012

	Underlying assets[1]		Securitisation		Underlying assets[1]		Securitisation
		Impaired	exposures			Impaired	exposures
	Total	and past due	impairment		Total	and past due	impairment
	US$bn	US$bn	US$bn		US$bn	US$bn	US$bn

As originator	4.1	3.4	0.9		5.2	3.1	1.0
Residential mortgages	0.4	–	–		0.3	–	–
Commercial mortgages	–	–	–		0.5	–	–
Re-securitisations[2]	3.7	3.4	0.9		4.4	3.1	1.0

As sponsor	37.9	0.3	0.3		45.7	0.3	0.2
Commercial mortgages	2.3	–	–		2.3	–	–
Loans to corporates and SMEs	–	–	–		–	–	–
Trade receivables	12.9	–	–		13.4	–	–
Re-securitisations[2]	20.7	0.3	0.3		27.9	0.3	0.2
Other assets	2.0	–	–		2.1	–	–

As investor[3]			–				–
Residential mortgages			–				–
Commercial mortgages			–				–
Re-securitisations			–				–

			1.2	[4]			1.2

1	Securitisation exposures may exceed the underlying asset values when HSBC provides liquidity facilities while also acting as derivative counterparty and a note holder in the SPE.
2	For re-securitisations where HSBC has derived regulatory capital requirements based on the underlying pool of assets, the asset value used for the regulatory capital calculation is used in the disclosure of total underlying assets. For other re-securitisations, the carrying value of the assets per the Annual Report and Accounts 2013 is disclosed.
3	For securitisations where HSBC acts as investor, information on third-party underlying assets is not available.
4	The net effect of a number of insignificant movements, compared with prior year, was immaterial.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 43: Securitisation exposure – by risk weighting

	Exposure value[1]				Capital required
	Trading book		Non-trading book[2]		Trading book[3]		Non-trading book
	S4	R5	S4	R5	S4	R5	S4	R5
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

2013
Long-term category – risk weights
– less than or equal to 10%	0.8	–	18.2	–	–	–	0.1	–
– > 10% and < 20%	0.4	–	7.0	0.3	–	–	0.1	–
– > 20% and < 50%	0.4	0.4	1.4	13.6	–	–	–	0.5
– > 50% and < 100%	0.1	–	1.9	0.5	–	–	0.1	–
– > 100% and < 650%	0.3	–	0.3	2.4	0.1	0.1	0.1	0.6
– > 650% and < 1,250%	–	0.1	–	0.1	–	–	–	–
Deductions from capital	0.1	–	1.6	1.7	0.1	–	1.6	1.7

	2.1	0.5	30.4	18.6	0.2	0.1	2.0	2.8

2012
Long-term category – risk weights
– less than or equal to 10%	0.9	–	19.1	–	–	–	0.1	–
– > 10% and < 20%	0.2	–	3.7	1.4	–	–	0.1	–
– > 20% and < 50%	0.8	0.4	1.0	17.6	–	–	–	0.6
– > 50% and < 100%	–	–	1.8	0.8	–	–	0.1	0.1
– > 100% and < 650%	0.1	0.2	0.7	2.9	–	0.1	0.3	0.8
– > 650% and < 1,250%	–	–	–	0.1	–	–	–	0.1
Deductions from capital	0.1	–	2.0	1.5	0.1	–	2.0	1.5

	2.1	0.6	28.3	24.3	0.1	0.1	2.6	3.1

1	There are no short-term category exposures at 31 December 2013 (2012: nil).
2	Non-trading book figures at 31 December 2013 include US$0.4bn exposures treated under the Standardised approach (2012: US$0.1bn).
3	Trading book securitisation capital requirements included under the market risk disclosures were US$0.2bn (2012: US$0.1bn).
4	Securitisation.
5	Re-securitisation. The total re-securitisation exposure value is less than that presented in tables 40 and 41, reflecting a differing treatment of Solitaire Funding Limited. In tables 40 and 41, Solitaire is treated as a re-securitisation, while the figures above are based on the fact that Solitaire is consolidated for regulatory purposes, and present the exposure values as securitisations, allocated to the RWA bands of Solitaire’s underlying pool of assets.

Key point

•

Of the total reduction in securitisation capital requirements to US$5.1bn, US$0.5bn occurred in GB&M in Europe due to a number of drivers including amortisation, rating migration and sales of exposure in the banking book.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Market risk

Overview and objectives

We separate exposures to market risk into trading and non-trading portfolios. Trading portfolios include positions arising from market-making, from position-taking and others designated as marked-to-market. Non-trading portfolios include positions that primarily arise from the interest rate management of our retail and CMB assets and liabilities, financial investments designated as available for sale and those held to maturity.

Where appropriate, we apply similar risk management policies and measurement techniques to both trading and non-trading portfolios. Our objective is to manage and control market risk exposures in order to optimise return on risk while maintaining a market profile consistent with our status as one of the world’s largest banking and financial services organisations.

Organisation and responsibilities

The management of market risk is undertaken mainly in Global Markets using risk limits approved by the GMB. Limits are set for portfolios, products and risk types. Market liquidity is an important factor taken into account when setting limits.

Global Risk is responsible for our market risk management policies and measurement techniques. Each major operating entity has an independent market risk management and control function which is responsible for measuring market risk exposures in accordance with the policies defined by Global Risk, and for monitoring and reporting exposures against the prescribed limits on a daily basis.

Each operating entity is required to assess the market risks arising on each product in its business and it is responsible for ensuring that market risk exposures remain within the limits specified for that entity. The nature of the hedging and risk mitigation strategies performed across the Group corresponds to the market risk management instruments available within each operating jurisdiction. These strategies range from the use of traditional market instruments, such as interest rate swaps, to more sophisticated hedging strategies to address a combination of risk factors arising at portfolio level.

Table 44: Market risk

	At 31 December 2013		At 31 December 2012
	Capital required	RWAs	Capital required	RWAs
	US$bn	US$bn	US$bn	US$bn

At 31 December 2013
Internal model based	4.2	52.2	3.6	44.5
VaR	0.4	4.9	0.6	7.6
Stressed VaR	0.8	9.4	0.9	11.0
Incremental risk charge	1.8	23.1	0.9	11.1
Comprehensive risk measure	0.2	2.6	0.3	3.4
Other VaR and stressed VaR[1]	1.0	12.2	0.9	11.4

PRA standard rules	0.9	11.2	0.8	10.4
Interest rate position risk	0.6	7.8	0.6	7.0
Foreign exchange position risk	0.1	1.1	0.1	1.4
Equity position risk	–	0.2	–	0.1
Commodity position risk	–	0.1	–	0.1
Securitisations	0.2	2.0	0.1	1.8

	5.1	63.4	4.4	54.9

1	These are results from countries which cannot be included in the consolidated results because regulatory permission to do so has not been received, and which must therefore be aggregated rather than consolidated.

Key points

•	Market Risk RWAs increases were mainly due to model updates in relation to the IRC.

•

Further RWA increases were due to a change in the other VaR and stressed VaR period and changes in the basis of consolidation for modelled Market Risk charges as a result of clarification of the regulatory rules.

•

Capital required and RWAs decreased in VaR and stressed VaR due to the impact of reductions in positions sensitive to the IRC and changes in the shape of the trading portfolio due to defensive positions taken by the equity and foreign exchange businesses.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Measurement and monitoring

Market Risk across the portfolio is measured, monitored and limited using a range of techniques including sensitivity analysis, VaR, stressed VaR, IRC, CRM and stress testing. See table 45 for a summary of these measures.

The remainder of this section primarily addresses market risks in the trading book, except that foreign exchange position risk and commodity position risk relate to both trading and non-trading books. Other non-trading book market risks are covered under ‘Other risks’ on page 86.

Further information on Market Risk may be found on page 230 of the Annual Report and Accounts 2013.

Sensitivity analysis

We use sensitivity measures to monitor the market risk positions within each risk type; for interest rate risk, for example, the present value of a basis point movement in interest rates. Sensitivity limits are set for portfolios, products and risk types, with the depth of the market being one of the principal factors in determining the level of limits set.

VaR and stressed VaR

VaR is a technique that estimates the potential losses on risk positions in the trading portfolio as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence.

Both the VaR and stressed VaR models we use are based predominantly on historical simulation. These models derive realistic future scenarios from past series of recorded market rates and prices, taking into account inter-relationships between different markets and factors including interest and foreign exchange rates, commodity prices, equity prices and the associated volatilities. The models also incorporate the effect of option features embedded in the underlying exposures.

The nature of the VaR models means that an increase in observed market volatility will lead to an increase in VaR even without any changes in the underlying positions. Our VaR models also capture significant basis risk, for example CDS versus bond basis risk.

Results are calculated on a consolidated basis for most regions, producing diversification benefits across risk types for general and specific risks. However, the results of certain countries are aggregated rather than consolidated because regulatory approval has not yet been granted for them to be included in the consolidated results.

We routinely validate the accuracy of our VaR models by backtesting the actual daily profit and loss results, adjusted to remove non-modelled items such as fees and commissions, against the corresponding VaR numbers.

Backtesting is an important measure of the effectiveness of our VaR models. It may reveal potential miscalibration in the VaR model, for example where P&L movements had frequently exceeded the value predicted by the model.

Further information on VaR back-testing may be found on page 233 of the Annual Report and Accounts 2013.

We expect on average to see losses in excess of VaR for 1% of the time over a one-year period. Comparing this to the actual number of excesses over this period can therefore be used to gauge how well the models are performing. A high level of exceptions may lead to a recalibration of the VaR model. On a case by case basis, the PRA may allow loss exceptions to be exempted for regulatory capital purposes. In 2013, there were no exceptions at the Group level that were not exempted by the PRA.

Although a valuable guide to risk, VaR should always be viewed in the context of its limitations, for example:

•	the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;

•

the use of a holding period assumes that all positions can be liquidated or the risks offset during that period. This may not fully reflect the market risk arising at times of severe illiquidity, when the holding period may be insufficient to liquidate or hedge all positions fully;

•	the use of a 99% confidence level by definition does not take into account losses that might occur beyond this level of confidence;

•	VaR is calculated on the basis of exposures outstanding at close of business and therefore does not necessarily reflect intra-day exposures; and

•	VaR is unlikely to reflect loss potential on exposures that only arise under conditions of significant market movement.

From a capital perspective, these limitations are somewhat mitigated by the addition of stressed VaR, which by definition incorporates 10-day scenarios in a period of stress. Furthermore, an RNIV framework is used to identify and quantify risks not readily captured in VaR. An example of this is Libor-OIS basis risk for minor currencies. In such instances the RNIV framework uses stress tests to quantify the capital requirement. On average in 2013, the capital

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

requirement derived from these stress tests represented 2.3% of the total internal model-based market risk requirement.

Basel 2.5 introduced, via the IRC and Comprehensive Risk Measure detailed below, longer capital and liquidity horizons. Capital add-ons also exist to capture event risk including foreign exchange risk on pegged currencies and concentration risk associated with large equity holdings.

Incremental Risk Charge

The IRC measures the default and migration risk of issuers of traded instruments.

Risk factors covered by it include credit migration, default, product basis, concentration, hedge mismatch, recovery rate and liquidity. The Probabilities of Default are floored to reflect the lack of historical data on defaults and a period of stress is used to calibrate the spread changes for the relevant ratings.

The IRC is a standalone charge generating no diversification benefit with other charges.

In 2013, the IRC model was updated to account more explicitly for stressed conditions by calibrating key input parameters to a stressed period. Additionally, further granularity in parameters was introduced, in order to better represent the risk profile. This update has led to a one-time increase in the IRC capital requirement, which is reflected in the current period. As part of normal model oversight the IRC model will be periodically recalibrated in order to continue accurately to capture the risk profile in a stressed environment.

Comprehensive Risk Measure

The CRM is used to measure all price risks emanating from the correlation trading portfolio within the bank.

It also reflects the impact of liquidity, concentration and hedging. In accordance with Basel 2.5, this measure is subject to a minimum capital requirement of 8% of RWA calculated under the standard rules for the portfolio.

The CRM is a standalone charge generating no diversification benefit with other charges.

Stress testing

The risk management framework is augmented with stress testing to evaluate the potential impact on portfolio values of more extreme (but nonetheless realistic) events or movements in a set of financial variables. In such abnormal scenarios, losses can be much greater than those predicted by VaR modelling. A set of broad stress scenarios is used, as well as scenarios tailored to specific businesses and geographic areas.

The scenarios applied at portfolio and consolidated levels are as follows:

•	single risk factor stress scenarios consider the impact of any single risk factor or set of factors that are unlikely to be captured within the VaR models, such as the break of a currency peg;

•	technical scenarios, which consider the largest movement in each risk factor without considering any underlying market correlation;

•	hypothetical scenarios, which consider potential macroeconomic events, for example a mainland China slowdown or the effects of a sovereign debt default, including wider contagion effects;

•

historical scenarios, which incorporate historical observations of market movements during previous periods of stress, which would not be captured within VaR, for example, Black Monday 1987 for equities, the 1997 Asian crisis and the 2007 global financial crisis; and

•	reverse stress test scenarios, which identify scenarios which are beyond normal business conditions and could result in significant losses due to contagion and systemic implications.

Stress testing is also used as a tool for managing basis risk.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 45: Market risk models

Model component	RWAs for associated asset class US$bn	Confidence level	Horizon	Model description and methodology

VaR	4.9	99%	10 day	Uses most recent two years’ worth of daily returns to determine a loss distribution. The result is scaled from one day to provide an equivalent 10-day loss.

Stressed Value at Risk	9.4	99%	10 day	Stressed VaR is calibrated to a one-year period of stress observed in history.

IRC	23.1	99.9%	1 year

Uses a multi-factor Gaussian Monte-Carlo simulation is used which includes product basis, concentration, hedge mismatch, recovery rate and liquidity as part of the simulation process. A minimum liquidity horizon of three months is applied and is based on a combination of factors including issuer type, currency and size of exposure.

CRM	2.6	99.9%	1 year	Calibrated to the same soundness standard as the IRC above, and the risk factors covered include credit migration, default, credit spread, correlation, recovery rate and basis risks.

Managed risk positions

Interest rate position risk

Interest rate position risk arises within the trading portfolios principally from mismatches, as a result of interest rate changes, between the future yield on assets and their funding cost.

This is measured, where practical, on a daily basis. We use a range of tools to monitor and limit interest rate risk exposures. These include the present value of a basis point movement in interest rates, VaR, stress testing and sensitivity analysis.

Through our management of market risk in non-trading portfolios, we mitigate the effect of prospective interest rate movements which could reduce future net interest income, while balancing the cost of such hedging activities on the current net revenue stream. Further information on non-trading book interest rate risk can be found on page 87.

Analysis of interest rate risk is complicated by having to make assumptions on embedded optionality within certain product areas such as the incidence of mortgage prepayments.

Foreign exchange position risk

Foreign exchange position risk arises as a result of movements in the relative value of currencies. In addition to VaR and stress testing, we control the foreign exchange risk within the trading portfolio by limiting the open exposure to individual currencies, and on an aggregate basis.

Specific issuer risk

Specific issuer (credit spread) risk arises from a change in the value of debt instruments due to a perceived change in the credit quality of the issuer or underlying assets. As well as through VaR, IRC, CRM and stress testing, we manage the exposure to credit spread movements within the trading portfolios through the use of limits referenced to the sensitivity of the present value of a basis point movement in credit spreads.

Equity position risk

Equity position risk arises from the holding of open positions, either long or short, in equities or equity based instruments, which create exposure to a change in the market price of the equities or underlying equity instruments. As well as VaR and stress testing, we control the equity risk within our trading portfolios by limiting the size of the net open equity exposure.

Operational risk

Overview and objectives

Operational risk is defined as ‘the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk’.

Basel II includes a capital requirement for operational risk, utilising three levels of sophistication as described in Appendix II on page 98. We have historically adopted, and currently use, the standardised approach in determining our operational risk capital requirements. We are in the process of developing and implementing an AMA. The table below sets out an analysis of our operational risk capital requirement by region and global business.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 46: Operational risk

	At 31 December 2013		At 31 December 2012
	Capital required US$bn	RWAs US$bn	Capital required US$bn	RWAs US$bn

By Region
Europe	2.8	35.1	2.7	34.3
Hong Kong	1.3	16.8	1.2	15.4
Rest of Asia-Pacific	2.2	27.3	2.1	26.1
MENA	0.5	6.0	0.5	5.9
North America	1.4	17.2	1.9	23.7
Latin America	1.3	16.8	1.4	16.9

	9.5	119.2	9.8	122.3

By Global Business
Retail Banking and Wealth Management	3.1	38.8	3.6	44.7
Commercial Banking	2.6	32.9	2.5	31.4
Global Banking and Markets	3.5	43.3	3.3	41.4
Global Private Banking	0.3	3.9	0.3	4.1
Other	–	0.3	0.1	0.7

	9.5	119.2	9.8	122.3

Operational risk is relevant to every aspect of our business, and covers a wide spectrum of issues, in particular legal, compliance, security and fraud. Losses arising from breaches of regulation and law, unauthorised activities, error, omission, inefficiency, fraud, systems failure or external events all fall within the definition of operational risk.

We have historically experienced operational risk losses in the following major categories:

•	fraudulent and other external criminal activities;

•	breakdowns in processes/procedures due to human error, misjudgement or malice;

•	terrorist attacks;

•	system failure or non-availability; and

•	in certain parts of the world, vulnerability to natural disasters.

During 2013, our top and emerging risk profile continued to be dominated by compliance and legal risks as referred to in the ‘Top and emerging risks’ section and Note 43 on the Financial Statements on pages 37 and 554, respectively, of the Annual Report and Accounts 2013. A number of material losses were realised in 2013, which related largely to events that occurred in previous years. However, the level of materiality is lower than seen in 2012. These events included the possible historical mis-selling of payment protection insurance (‘PPI’) and interest rate protection products in the UK (see Note 31 on page 526 of the Annual Report and Accounts 2013). In line with our ambition to be the world’s leading international bank, we have committed to adopt and adhere to industry-leading compliance standards across the Group. One of the ways to achieve this is to ensure that we put in place a robust compliance risk management infrastructure. For further details relating to the mitigating actions being taken, please refer to the Compliance Risk section on page 247 of the Annual Report and Accounts 2013.

We recognise that operational risk losses can be incurred for a wide variety of reasons, including rare but extreme events.

The objective of our operational risk management is to manage and control operational risk in a cost-effective manner and within our risk appetite, as defined by GMB.

Organisation and responsibilities

Responsibility for minimising operational risk management lies primarily with HSBC’s management and staff. Each regional, global business, country, business unit and functional head is required to maintain oversight over operational risk and internal control, covering all businesses and operational activities for which they are responsible.

The Group Operational Risk function and the Operational Risk Management Framework (‘ORMF’) assist business management in discharging their responsibilities.

The ORMF defines minimum standards and processes, and the governance structure for operational risk and internal control across the Group. To implement the ORMF a ‘Three lines of defence’ model is used for the management of risk. The first line of defence is every employee at HSBC, the second consists of the Global Functions and the third is Internal Audit.

More details on the ‘Three lines of defence’ model and our ORMF may be found on page 244 of the Annual Report and Accounts 2013.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

The Global Operational Risk and Control Committee, which reports to RMM, meets at least quarterly to discuss key risk issues and review the effective implementation of the ORMF.

Operational risk is organised as a specific risk discipline within Global Risk. The Group Operational Risk function reports to the GCRO and supports the Global Operational Risk and Control Committee. It is responsible for establishing and maintaining the ORMF, monitoring the level of operational losses and the effectiveness of the control environment. It is also responsible for operational risk reporting at Group level, including preparation of reports for consideration by RMM and GRC.

Measurement and monitoring

We have codified our ORMF in a high level standard, supplemented by detailed policies. These policies explain our approach to identifying, assessing, monitoring and controlling operational risk and give guidance on mitigating actions to be taken when weaknesses are identified.

In 2013, we continued to enhance our ORMF policies and procedures, and undertook various activities, such as a global training programme, to further embed the use of the framework in the management of the business.

Articulation of risk appetite for material operational risks helps the business to understand the level of risk our organisation is willing to take. Monitoring operational risk exposure against risk appetite on a regular basis, and setting out our risk acceptance process, drives risk awareness in a more forward-looking manner. It assists management in determining whether further action is required.

In addition, an enhanced Risk Scenario Analysis process is being implemented across material legal entities to improve the quantification and management of material risks. This provides a top down, forward-looking view of risks to help determine whether they are being effectively managed within our risk appetite or whether further management action is required.

Furthermore, it is our medium-term aim to move to the advanced measurement approach for our operational risk capital requirement calculation.

In each of our subsidiaries, business managers are responsible for maintaining an acceptable level of internal control, commensurate with the scale and nature of operations. They are responsible for identifying and assessing risks, designing controls and monitoring the effectiveness of these controls.

The ORMF helps managers to fulfil these responsibilities by defining a standard risk assessment methodology and providing a tool for the systematic reporting of operational loss data.

Operational risk and control assessment approach

Operational risk and control assessments are performed by individual business units and functions. The risk and control assessment process is designed to provide business areas and functions with a forward-looking view of operational risks, an assessment of the effectiveness of controls, and a tracking mechanism for action plans so that they can proactively manage operational risks within acceptable levels. Risk and control assessments are reviewed and updated at least annually.

Appropriate means of mitigation and controls are considered. These include:

•	making specific changes to strengthen the internal control environment;

•	investigating whether cost-effective insurance cover is available to mitigate the risk; and

•	other means of protecting us from loss.

Recording

We use a centralised database to record the results of our operational risk management process. Operational risk and control assessments, as described above, are input and maintained by business units. Business management and Business Risk and Control Managers monitor and follow up the progress of documented action plans.

Operational risk loss reporting

To ensure that operational risk losses are consistently reported and monitored at Group level, all Group companies are required to report individual losses when the net loss is expected to exceed US$10,000 and to aggregate all other operational risk losses under US$10,000. Losses are entered into the Operational Risk IT system and are reported to the Group Operational Risk function on a quarterly basis.

Other risks

Pension risk

Pension risk arises from the potential for a deficit in a defined benefit plan to arise from a number of factors, including:

•	investments delivering a return below that required to provide the projected plan benefits.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

This could arise, for example, when there is a fall in the market value of equities, or when increases in long-term interest rates cause a fall in the value of fixed income securities held;

•	the prevailing economic environment leading to corporate failures, thus triggering write-downs in asset values (both equity and debt);

•	a change in either interest rates or inflation which causes an increase in the value of the scheme liabilities; and

•	scheme members living longer than expected (known as longevity risk).

Pension risk is assessed by way of an economic capital model that takes into account potential variations in these factors, using VaR methodology.

We operate a number of pension plans throughout the world. Some of them are defined benefit plans, of which the largest is the HSBC Bank (UK) Pension Scheme. In order to fund the benefits associated with these plans, sponsoring Group companies (and in some instances, employees) make regular contributions in accordance with advice from actuaries and in consultation with the scheme’s trustees (where relevant). In situations where a funding deficit emerges, sponsoring Group companies agree to make additional contributions to the plans, to address the deficit over an appropriate repayment period.

The defined benefit plans invest these contributions in a range of investments designed to meet their long-term liabilities.

Non-trading book interest rate risk

Non-trading book interest rate risk, as defined on page 99, arises principally from mismatches between the future yield on assets and their funding cost, as a result of interest rate changes.

Asset, Liability & Capital Management (‘ALCM’) is responsible for measuring and controlling non-trading interest rate risk under the supervision of the RMM. Its primary responsibilities are:

•	to define the rules governing the transfer of interest rate risk from the commercial bank to Balance Sheet Management (‘BSM’);
•	to ensure that all market interest rate risk that can be hedged is effectively transferred from the global businesses to BSM; and

•	to define the rules and metrics for monitoring the residual interest rate risk in the global businesses.

The different types of non-trading interest rate risk and the controls which the Group uses to quantify and limit its exposure to these risks can be categorised as follows:

•	risk which is transferred to BSM and managed by BSM within a defined risk mandate;

•

risk which remains outside BSM because it cannot be hedged or which arises due to our behaviouralised transfer pricing assumptions. This risk will be captured by our net interest income or Economic Value of Equity (‘EVE’) sensitivity, and corresponding limits are part of our global and regional risk appetite statements for non-trading interest rate risk. A typical example would be margin compression created by unusually low rates in key currencies;

•

basis risk which is transferred to BSM when it can be hedged. Any residual basis risk remaining in the global businesses is reported to ALCO. A typical example would be a managed rate savings product transfer-priced using a Libor-based interest rate curve; and

•

model risks which cannot be captured by net interest income or EVE sensitivity, but are controlled by our stress testing framework. A typical example would be prepayment risk on residential mortgages or pipeline risk.

Details of the Group’s monitoring of the sensitivity of projected net interest income under varying interest rate scenarios may be found on page 240 of the Annual Report and Accounts 2013.

Non-trading book exposures in equities

Our non-trading equities exposures are reviewed by RMM at least annually. At 31 December 2013, on a regulatory consolidation basis, we had equity investments in the non-trading book of US$9.1bn (2012: US$14.0bn). These consist of investments held for the purposes shown in table 47.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 47: Non-trading book equity investments

	At 31 December 2013			At 31 December 2012
	Available for sale US$bn	Designated at fair value US$bn	Total US$bn	Available for sale US$bn	Designated at fair value US$bn	Total US$bn

Strategic investments	5.2	0.1	5.3	10.0	0.1	10.1
Private equity investments	2.7	0.1	2.8	2.9	0.1	3.0
Business facilitation[1]	1.2	–	1.2	1.1	–	1.1

	9.1	0.2	9.3	14.0	0.2	14.2

1	Includes holdings in government-sponsored enterprises and local stock exchanges.

We make investments in private equity primarily through managed funds that are subject to limits on the amount of investment. We risk assess potential new commitments to ensure that industry and geographical concentrations remain within acceptable levels for the portfolio as a whole, and perform regular reviews to substantiate the valuation of the investments within the portfolio.

At 31 December 2013, the AFS strategic investments include the listed investment in Industrial Bank Co., Limited of US$3.5bn. This was treated as an associate of HSBC until they completed a private placement of additional share capital to a number of third parties in January 2013, which diluted the Group’s equity holding. At 31 December 2012, the AFS strategic investments included the investment in Ping An of US$8.2bn. This was classified as ‘held for sale’ and measured at fair value in accordance with the measurement rules for AFS securities for accounting purposes.

Exchange traded investments amounted to US$4.0bn (2012: US$8.7bn), with the remainder being unlisted. These investments are held at fair value in line with market prices.

On a regulatory consolidation basis, the net gain from disposal of equity securities amounted to US$0.5bn (2012: US$0.8bn), while impairment of AFS equities amounted to US$0.2bn (2012: US$0.4bn). Unrealised gains on AFS equities included in tier 2 capital equated to US$1.6bn (2012: US$2.1bn).

Details of our accounting policy for AFS equity investments and the valuation of financial instruments may be found on pages 439 and 433, respectively, of the Annual Report and Accounts 2013. A detailed description of the valuation techniques applied to private equity may be found on page 487 of the Annual Report and Accounts 2013.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Remuneration

The following tables show the remuneration awards made by HSBC in respect of 2013, and subsequent paragraphs provide information on decision-making policies for remuneration and links between pay and performance. These disclosures reflect the requirements of the Financial Conduct Authority’s Prudential Sourcebook for Banks.

Table 48: Aggregate remuneration expenditure

	Global business aligned
	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Non-global business aligned	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Aggregate remuneration expenditure (Code Staff)[1,2]
2013	39.7	14.6	309.0	44.9	171.2	579.4
2012	41.8	21.0	293.1	32.2	141.0	529.1

1	Code Staff is defined in the Glossary.
2	Includes salary and incentives awarded in respect of performance in the years 2012 and 2013 (including deferred component) and any pension or benefits outside of policy.

Table 49: Remuneration – fixed and variable amounts – Groupwide

	2013			2012
	Senior manage- ment	Code Staff (non-senior manage- ment)	Total	Senior manage- ment	Code Staff (non-senior manage- ment)	Total

Number of Code Staff	66	264	330	50	264	314

	US$m	US$m	US$m	US$m	US$m	US$m

Fixed
Cash based	52.6	101.1	153.7	43.5	101.2	144.7

Total fixed	52.6	101.1	153.7	43.5	101.2	144.7

Variable[1]
Cash	19.0	60.1	79.1	15.1	60.2	75.3
Non-deferred shares[2]	18.9	56.5	75.4	14.6	57.0	71.6
Deferred cash	26.6	79.3	105.9	20.9	80.4	101.3
Deferred shares	72.4	92.8	165.2	53.7	82.4	136.1

Total variable pay	136.9	288.7	425.6	104.3	280.0	384.3

1	Variable pay awarded in respect of performance in the years 2012 and 2013.
2	Vested shares, subject to a six-month retention period.

Table 50: Remuneration – fixed and variable amounts – UK based

	2013			2012
	Senior manage- ment	Code Staff (non-senior manage- ment)	Total	Senior manage- ment	Code Staff (non-senior manage- ment)	Total

Number of Code Staff	35	157	192	23	168	191

	US$m	US$m	US$m	US$m	US$m	US$m

Total fixed	30.4	53.7	84.1	23.5	57.2	80.7

Total variable pay[1]	86.0	120.3	206.3	58.7	123.9	182.6

1	Variable pay awarded in respect of performance in the years 2012 and 2013.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Table 51: Deferred remuneration1

	2013			2012
	Senior manage- ment	Code Staff (non-senior manage- ment)	Total	Senior manage- ment	Code Staff (non-senior manage- ment)	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Deferred remuneration at 31 December
Outstanding, unvested[2]	213.4	331.7	545.1	199.8	402.0	601.8
Awarded during the year[3]	87.0	159.6	246.6	98.0	173.4	271.4
Paid out[4]	110.7	269.9	380.6	155.2	393.6	548.8
Reduced through malus	0.4	–	0.4	0.7	–	0.7

1	This table provides details of actions taken during the performance years 2012 and 2013. For details of variable pay awards granted for the performance years 2012 and 2013, please refer to tables 49 and 50.
2	Value of deferred cash and shares unvested at 31 December 2012 and 31 December 2013.
3	Value of deferred cash and shares awarded during 2012 and 2013 with share price taken at 31 December of the respective year.
4	Value of vested shares and cash during 2012 and 2013. Share price taken at day of vesting.

Table 52: Sign-on and severance payments

	2013			2012
	Senior manage- ment	Code Staff (non-senior manage- ment)	Total	Senior manage- ment	Code Staff (non-senior manage- ment)	Total

Sign-on payments
Made during year (US$m)	–	3.7	3.7	3.0	–	3.0
Number of beneficiaries	–	3	3	1	–	1

Severance payments
Made during year (US$m)	1.1	1.6	2.7	–	2.1	2.1
Number of beneficiaries	3	5	8	–	2	2
Highest such award to single person (US$m)	0.6	0.6		–	2.0	2.0

Table 53: Code staff remuneration by band1

	Number of Code Staff 2013			Number of Code Staff 2012
	Senior manage- ment	Code Staff (non-senior manage- ment)	Total	Senior manage- ment	Code Staff (non-senior manage- ment)	Total

€0 – €1,000,000	11	139	150	6	145	151
€1,000,001 – €1,500,000	19	44	63	16	40	56
€1,500,001 – €2,000,000	9	33	42	6	27	33
€2,000,001 – €2,500,000	6	19	25	3	18	21
€2,500,001 – €3,000,000	7	16	23	8	19	27
€3,000,001 – €3,500,000	4	10	14	4	9	13
€3,500,001 – €4,000,000	2	1	3	1	3	4
€4,000,001 – €4,500,000	3	1	4	3	2	5
€4,500,001 – €5,000,000	3	–	3	1	–	1
€5,000,001 – €6,000,000	–	1	1	–	1	1
€6,000,001 – €7,000,000	–	–	–	–	–	–
€7,000,001 – €8,000,000	1	–	1	1	–	1
€8,000,001 – €9,000,000	1	–	1	1	–	1

1	Table prepared in euros in accordance with Article 450 of the Regulation under CRD IV, at an exchange rate to the US dollar of US$1: euro €0.753095.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

HSBC Group Remuneration Committee

Role

Within the authority delegated by the Board, the Group Remuneration Committee (‘the Committee’) is responsible for approving the Group’s remuneration policy. The Committee also determines the remuneration of executive Directors, senior employees, employees in positions of significant influence and employees whose activities have or could have an impact on our risk profile and, in doing so, takes into account the pay and conditions across the Group. No Directors are involved in deciding their own remuneration.

Membership

The members of the Group Remuneration Committee during 2013 were Sir Simon Robertson (Chairman, appointed 24 May 2013), John Thornton (retired as a director on 24 May 2013), John Coombe, Renato Fassbind (appointed 1 March 2013) and Sam Laidlaw.

There were 12 meetings of the Committee during 2013.

Advisers

In 2013, the Committee decided not to use external advisers, and in future will only seek external support on remuneration policy as and when necessary.

During the year, the Group Chief Executive provided regular briefings to the Committee and the Committee received advice from the Group Managing Director, Group Head of Human Resources and Corporate Sustainability, Ann Almeida, the Head of Group Performance and Reward, Alexander Lowen, (and his predecessor Tristram Roberts), the Group Chief Risk Officer, Marc Moses, and the Global Head of Financial Crime Compliance and Group Money Laundering Reporting Officer, Robert Werner, all of whom provided advice as part of their executive role as employees of HSBC. The Committee also received advice and feedback from the Group Risk Committee on risk and compliance-related matters relevant to remuneration and the alignment of remuneration with risk appetite.

HSBC reward strategy

The quality and long-term commitment of all of our employees is fundamental to our success. We therefore aim to attract, retain and motivate the very best people who are committed to maintaining a long-term career with the Group, and who will perform their role in the long-term interests of the shareholders.

HSBC’s reward package comprises four key elements:

1.	fixed pay;

2.	benefits;

3.	annual incentive; and

4.	the Group Performance Share Plan (‘GPSP’)

These elements support the achievement of our objectives through balancing reward for both short-term and long-term sustainable performance. Our strategy is designed to reward only success, and aligns employees’ remuneration with our risk framework and risk outcomes. For our most senior employees the greater part of their reward is deferred and thereby subject to malus, that is, it can be cancelled if warranted by events.

In order to ensure alignment between what we pay our people and our business strategy, we assess individual performance against annual and long-term financial and non-financial objectives summarised in performance scorecards. This assessment also takes into account adherence to the HSBC Values of being ‘open, connected and dependable’ and acting with ‘courageous integrity’. Altogether, performance is therefore judged not only on what is achieved over the short and long term but also importantly on how it is achieved, as we believe the latter contributes to the long-term sustainability of the business.

Group variable pay pool determination

The Committee considers many factors in determining the Group’s variable pay pool funding.

Performance and Risk Appetite Statement

The variable pay pool takes into account the performance of the Group considered within the context of our Risk Appetite Statement. This ensures that the variable pay pool is shaped by risk considerations and any Group-wide notable events. The Risk Appetite Statement describes and measures the amount and types of risk that HSBC is prepared to take in executing its strategy. It shapes the integrated approach to business, risk and capital management and supports achievement of the Group’s objectives. The Group Chief Risk Officer regularly updates the Committee on the Group’s performance against the Risk Appetite Statement.

The Committee uses these updates when considering remuneration to ensure that return, risk and remuneration are aligned.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Counter-cyclical funding methodology

We use a counter-cyclical funding methodology which is categorised by both a floor and a ceiling and the payout ratio reduces as performance increases to avoid pro-cyclicality risk. The floor recognises that competitive protection is typically required irrespective of performance levels. The ceiling recognises that at higher levels of performance it is possible to limit reward as it is not necessary to continue to increase the variable pay pool and thereby limit the risk of inappropriate behaviour to drive financial performance.

Commerciality and affordability

Finally, the commercial requirements to remain competitive in the market and overall affordability are considered. Both the Annual Incentive and GPSP are funded from a single annual variable pay pool from which individual awards are considered. Funding of the Group’s annual variable pay pool is determined in the context of Group profitability, capital strength, and shareholder returns. This approach ensures that performance related awards for any global business, global function, geographical regions and level of staff are considered in a holistic fashion.

Distribution of profits

In addition, our funding methodology considers the relationship between capital, dividends and variable pay to ensure that the distribution of post-tax profits between these three elements is considered appropriate.

On a pro forma basis, attributable post-tax profits for 2013 (excluding movements in the fair value of own debt and before pay distributions) were allocated in the proportions shown in the chart below (retained earnings / capital: 53%, dividends: 35% and variable pay: 12%).

2013 pro forma post-tax profits allocation

1	Inclusive of dividends to holders of other equity instruments and net of scrip issuance. Dividends per ordinary share declared in respect of 2013 were US$0.49, an increase of 9% compared with 2012.
2	Total variable pay pool for 2013 net of tax and portion to be delivered by the award of HSBC Shares.

Governance

All variable pay and incentive schemes are required to adhere to a set of policy principles and approval standards (as defined in the Global Standards Manual), which require the approval of the Finance, Risk, Legal, and HR functions. The Finance function validates the achievement of relevant financial metrics (e.g. the definition of profitability from which incentive funding is derived). The performance and hence remuneration of control function staff is assessed according to a performance scorecard of objectives specific to the functional role they undertake which is independent of the businesses they oversee. Remuneration is carefully benchmarked against the market and internally to ensure that it is set at an appropriate level.

In considering individual awards, a comparison of the pay and employment conditions of our employees, Directors and senior executives is considered by the Committee.

Adjustments, malus and clawback

In order solely to reward genuine performance, individual awards are made on the basis of a risk-adjusted view of both financial and non-financial performance. In light of this, the Committee has discretion to reduce an employee’s current year variable pay to reflect detrimental conduct or involvement in Group-wide notable events.

Further, the Committee can, in appropriate circumstances, reduce or cancel all or part of any unvested awards under the applicable malus provision. Appropriate circumstances include (but are not limited to) conduct detrimental to the business; past performance being materially worse than originally understood; restatement, correction or amendment of any financial statements; or improper or inadequate risk management.

The Committee can also suspend the vesting of unvested deferred awards granted in prior years where the awards are scheduled to vest before the outcome of a review of a Group-wide notable event is known.

Since 2013, following advice from Freshfields Bruckhaus Deringer, the Committee’s legal adviser on the malus framework, the Committee has implemented a formal policy, with supporting procedures, which will be continuously updated.

The Committee may also determine to introduce and operate clawback, in appropriate circumstances and subject to compliance with applicable local laws

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

and regulations, in respect of incentive awards (whether paid in cash or shares) that have vested and been paid out.

Risk

Risk (including in particular, compliance) is a critical part of the assessment process in determining the performance of senior executives and risk-takers (defined as HSBC Code Staff, which includes executive Directors) and in ensuring that their individual remuneration has been appropriately assessed with regard to risk.

The Global Risk function carry out annual reviews for HSBC Code Staff, which determine whether there are any instances of non-compliance with Risk procedures and expected behaviour. Instances of non-compliance are escalated to senior management and the Committee for consideration in variable pay decisions. Consideration is given to whether adjustments, malus and/or clawback should apply and in certain circumstances, whether employment should be continued.

Group-wide thematic reviews of risk are also carried out to determine if there are any transgressions which could affect the amount of current year variable pay or any instances where malus of previously awarded variable pay is required.

Code Staff criteria

The following groups of staff have been identified as meeting the PRA’s criteria for Code Staff:

•	Senior Management whose roles are judged as falling within the PRA Code Staff definition (including executive board Directors, Group Managing Directors and Group General Managers);

•	Staff performing a Significant Influence Function within HSBC Bank plc (including non-executive Directors (‘NEDs’);

•

Executive, Management and Operating Committee members (excluding specific roles that do not have a significant risk impact) of GPB, GB&M, Global Banking, Global Markets (including regional committees), CMB and RBWM.

•	High earners who have a material impact on the risk profile of the Group.

The categories above cover all senior level management across the Group as well as those responsible for the operational management of the GB&M businesses and GPB. All heads of major GB&M businesses are included as well as the heads of all significant Global Markets products.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Structure of remuneration

Eligibility
Description	Purpose and relevant features	Senior Management	Other Code Staff excluding NEDs	NEDs

Fixed Pay

•    Fixed pay reflects the individual’s role, experience and responsibility. Changes are made within the context of local requirements and market practice.

•    Base salaries are benchmarked on an annual basis against relevant comparator groups as disclosed in the Directors’ Remuneration Report on page 388 of the Annual Report and Accounts 2013.

		✓	✓

Fees

•    The fee levels payable reflect the time commitment and responsibilities required of a non-executive Director of HSBC Holdings plc.

•    Fees are determined by benchmark against other UK companies and banks in the FTSE 30, and with reference to the fees paid by other non-UK international banks.

✓

Variable Pay

Annual Incentive

•    Drives and rewards performance against annual financial and non-financial measures and adherence to HSBC Values which are consistent with the medium to long-term strategy and aligns to shareholder interests. Deferral structure provides retention value and the ability to apply malus.

•    Maximum award can be three times fixed pay for executive Directors.

•    40% to 60% of the annual incentive is deferred over a period of three years, in line with the PRA requirements. 50% of both the deferred and non-deferred components will be in the form of restricted shares with the remaining 50% in cash. Vesting of deferred awards, both cash and shares, will be annually over a three-year period with 33% vesting on the first anniversary of grant, 33% on the second anniversary and 34% on the third anniversary. Deferred and non-deferred share awards (net of shares sold to cover any income tax and social security) will be subject to a six-month retention period following vesting. Any Code Staff employee with total remuneration of no more than £500,000 (or local currency equivalent) and variable pay which is no more than 33% of total remuneration will not be subject to the Code Staff deferral policy but will be subject to the Group minimum deferral policy. During the vesting period, the Committee has the power to apply malus to part or all of the award.

•    The award is non-pensionable.

		✓	✓

GPSP

•    To incentivise sustainable long-term performance through the use of pre-grant performance measures and aligns with shareholder interests by requiring shares to be held for the duration of employment. Five-year vesting period provides retention value and the ability to apply malus.

•    Maximum award can be six times fixed pay.

•    Award levels are determined by considering performance up to the end of the financial year against enduring performance measures set out in the long-term performance scorecard.

•    The award is subject to a five-year vesting period during which the Committee has the authority to apply malus to part or all of the award.

•    On vesting the shares (net of shares sold to cover any income tax and social security) must be retained for the duration of the participant’s employment.

•    The award is non-pensionable.

✓

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Group Performance Share Plan

Performance measurement/assessment

Awards to be granted in 2014 in respect of 2013 were assessed against the 2013 long-term scorecard detailed below:

Table 54: 2013 GPSP scorecard and performance outcome

Measure	Weighting	Long-term target range	Actual 2013 performance	Assessment	Outcome

Return on equity (%)[1]	15%	12-15	9.8	0%	0%
Cost efficiency ratio (%)[1]	15%	48-52	58.5	0%	0%
Capital strength (%)[2]	15%	>10	13.6	100%	15%
Progressive dividend payout (%)	15%	40-60	57.1	100%	15%

Financial	60%				30%
Strategy execution	20%	Judgement	n/a	80%	16%
Compliance and reputation	10%	Judgement	n/a	50%	5%
Brand equity[3]	5%	Top3 rating and improved US$ value	n/a	100%	5%
People	5%	Judgement	n/a	80%	4%

Non-financial	40%				30%

Total performance outcome	100%				60%

1	Return on equity and cost efficiency ratio excludes from the return the impact of fair value movements on own debt designated at fair value resulting from changes in credit spreads.
2	Capital strength is defined as core tier 1 capital.
3	Based on results from The Brand Finance ® Banking 500 2014 survey.

The performance assessment under the 2013 long-term scorecard took into account achievements under both financial and non-financial objectives both of which were set within the context of the risk appetite and strategic direction agreed by the Board.

Notwithstanding the detail or extent of performance delivery against the objectives, an individual’s eligibility for a GPSP award requires confirmation of adherence to HSBC Values which acts in effect as a gating mechanism to GPSP participation.

Financial (60% weighting – achieved 30%)

The opportunity of 60% was equally split in 2013 between capital strength, progressive dividend payout, return on equity and cost efficiency ratio.

While the annual assessment also looked at achievement of the same performance elements in 2013, consideration under the long-term plan looked at the sustainability of short-term performance and reflected on whether to recognise progress made towards stated targets where these had not been met in the current year.

The Committee considered favourably the strengthened capital position shown both by the improvement in the year-end core tier 1 ratio as well as the increase in the estimated end-point position under CRD IV. Having reviewed these factors the Committee awarded the full opportunity (15%).

The Committee noted favourably the projected capacity to maintain a progressive dividend policy which was underpinned by the Group’s strong capital position, its distributable reserves, its cash position and its planning assumptions around future performance. The Committee also reflected upon independent research which included forecasts of dividend paying capacity and discussed with management regulatory interactions around the Group’s capital position. Having considered these factors, it awarded the full opportunity (15%).

Noting that the Group has not yet reached its target return on equity of 12-15%, the Committee deliberated whether to recognise in the GPSP the cumulative progress that has been made in restructuring and reshaping the Group and the achievement of sustainable cost savings ahead of target. The Committee further considered the on-going redeployment of capital from under-performing and exit portfolios to targeted areas of investment which will enhance future returns. There was also debate around the extent to which account should be taken at this stage of the more sustainable revenue streams that are projected to arise through enhanced controls around compliance and financial crime risk. The Committee concluded that while good progress had been made there was still a great deal to do to embed the improvements underway. The Committee also took into account that shareholders still faced continuing uncertainties from an incomplete

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

regulatory reform agenda, from contingent legal risks from on-going matters of note and from continuing significant customer redress costs. As a consequence, the Committee decided not to make any award under this opportunity (15%).

Similarly, under the cost efficiency ratio element of the scorecard the Committee judged that no award could be made under this opportunity (15%). This was despite strong delivery of further sustainable cost savings. However, the Committee noted that the ratio remained above the target range of 48-52%, and further noted that a notable element of the underperformance related to continuing legal and regulatory fines and penalties and customer redress costs, none of which it could view for the time being as non-recurring.

Non-financial (40% weighting – achieved 30%)

With regard to the execution of strategic priorities laid down by the Board, the Committee reviewed delivery under the programmes for restructuring and de-risking the Group’s businesses. This included, inter alia, the implementation of Global Standards, plans to maintain product leadership and improve digital strategy and steps to enhance global business co-operation and integration. The Committee concluded that it would be an appropriate reflection of management achievement to award 80% of the available opportunity, namely 16%.

With regard to compliance and reputation (10%), minimising the long-term impact of regulatory and compliance issues on the Group’s reputation remains a top priority and the Committee noted further progress made in 2013. The continuing work on restructuring the Global Compliance function, investment in greater compliance and financial crime resources and capabilities, the launch of the ‘Driving a Values-led high performance culture’ programme and continued strengthening of governance were all favourably assessed. Reflecting, however, that there was still much to deliver, the Committee concluded to make a 50% achievement against long-term goals, which resulted in a 5% award in the scorecard.

Brand equity (5%) scored 100% of the available opportunity as independent research recorded that the value of the HSBC brand had increased. The Committee noted that HSBC had retained its status as one of the world’s strongest banking brands, ranking second in The Brand Finance® Banking 500 2014 survey.

In relation to the people aspect of long-term strategy delivery, the Committee looked, inter alia, at progress made in talent development, succession planning and diversity. Recognising the continued progress, the Committee awarded 80% of the available opportunity of 5%, which was 4%. This performance assessment resulted in an overall score of 60%.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Appendix I

Simplified organisation chart for regulatory purposes1

HSBC Holdings plc
UK
HSBC Latin America Holdings (UK) Limited
HSBC Latin America BV
99%
HSBC Bank Argentina S.A.
HSBC Bank Brasil S.A.
99%
HSBC Mexico S.A.
HSBC North America Holdings Inc.
HSBC Bank Canada
HSBC Investments (North America) Inc.
HSBC Finance Corporation
USA
HSBC Securities (USA) Inc.
HSBC USA Inc.
HSBC Bank USA, N.A.
HSBC Bank (China) Company Limited
The Hongkong and Shanghai Banking Corporation Limited
HK
HSBC Bank Australia Limited
Bank of Communications Co., Limited ('BoCom')
19%
PRC
HSBC Bank Malaysia Berhad
HSBC Bank (Taiwan) Limited
HSBC Bank (Vietnam) Limited
Hang Seng Bank Limited
62%
HK
Hang Seng Bank (China) Limited
HSBC Bank Egypt S.A.E.
94%
The Saudi British Bank
40%
HSBC Bank Middle East Limited
MENA³
HSBC Bank plc
UK
HSBC Private Banking Holdings (Suisse) SA
HSBC Private Bank (Suisse) SA
80%
HSBC Trinkaus & Burkhardt AG
Germany
HSBC Bank A.S.
Turkey
99%
HSBC France
99%
99%
HSBC Seguros S.A.
Mexico
HSBC Seguros (Brasil) S.A.
HSBC Vida e Previdência (Brasil) S.A.
HSBC Seguros de Retiro (Argentina) S.A.
99%
HSBC Seguros de Vida (Argentina) S.A.
99%
Hang Seng Insurance Company Limited
HK
HSBC Insurance (Asia-Pacific) Holdings Limited
HK
HSBC Insurance (Singapore) Pte. Limited
HSBC Life Insurance Company Limited
50%
PRC
49%
HSBC Amanah Takaful (Malaysia) Sendirian Berhad
HSBC Life (International) Limited
HK
HSBC Life (UK) Limited
HSBC Assurances Vie (France)
Regency Assets Limited
Mazarin Funding Limited
Barion Funding Limited
Malachite Funding Limited
Performance Trust
Entities deconsolidated for regulatory purposes
Latin America
North America
Asia-Pacific
Europe, and MENA³
Holding company
Intermediate holding company
Operating company
Associate
Insurance company
Special Purpose Entities²

1	At 31 December 2013 showing entities in Home and Priority Growth markets, wholly owned unless shown otherwise (part ownership rounded down to nearest per cent), except 2, below.
2	Control of Special Purpose Entities is not based on ownership.
3	Middle East and North Africa.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Appendix II

Risk management framework – risk types

Risks assessed via capital

Credit (including counterparty credit), market and operational risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet a payment obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from off-balance sheet products such as guarantees and derivatives, and from the Group’s holdings of debt and other securities.

Basel II applies three approaches of increasing sophistication to the calculation of Pillar 1 credit risk capital requirements. The most basic level, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties. Other counterparties are grouped into broad categories and standardised risk weightings are applied to these categories. The next level, the IRB foundation approach, allows banks to calculate their credit risk capital requirements on the basis of their internal assessment of a counterparty’s PD, but estimates of EAD and LGD are subject to standard supervisory parameters. Finally, the IRB advanced approach allows banks to use their own internal assessment in both determining PD and quantifying EAD and LGD.

The capital resources requirement, which is intended to cover unexpected losses, is derived from a formula specified in the regulatory rules, which incorporates PD, LGD, EAD and other variables such as maturity and correlation. Expected losses under the IRB approaches are calculated by multiplying PD by EAD and LGD. Expected losses are deducted from capital to the extent that they exceed total accounting impairment allowances.

Counterparty credit risk, in both the trading and non-trading books, is the risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction. Three approaches to calculating counterparty credit risk and determining exposure values are defined by Basel II: standardised, mark-to-market and IMM. These exposure values are used to determine capital requirements under one of the credit risk approaches: standardised, IRB foundation and IRB advanced.

Securitisation positions are held in both the trading and non-trading books. To calculate the credit risk capital requirements for securitisation positions in the non-trading book, Basel II specifies two approaches: standardised and IRB. Both approaches rely on the mapping of rating agency credit ratings to risk weights, which range between 7% and 1,250%. When positions qualify for 1,250%, they are then not risk-weighted but deducted instead from capital.

Within the IRB approach, we use the ratings-based method for the majority of our non-trading book securitisation positions, and the IAA for unrated liquidity facilities and programme-wide enhancements for asset-backed securitisations.

The majority of securitisation positions in the trading book are treated for capital purposes as if they are held in the non-trading book under the standardised or IRB approaches. Other traded securitisation positions, known as correlation trading, are treated under an internal model approach approved by the FSA.

Market risk is the risk that movements in market risk factors, including foreign exchange, commodity prices, interest rates, credit spread and equity prices will reduce our income or the value of our portfolios.

The market risk capital requirement is measured using internal market risk models, where approved by the FSA, or the FSA standard rules. Our internal market risk models comprise VAR, stressed VAR, IRC and correlation trading under the CRM.

Basel II includes capital requirements for operational risk, again utilising three levels of sophistication. The capital required under the basic indicator approach is a simple percentage of gross revenues, whereas under the standardised approach, it is one of three different percentages of total operating income less insurance premiums allocated to each of eight defined business lines. Both these approaches use an average of the last three financial years’ revenues. Finally, the advanced measurement approach uses banks’ own statistical analysis and modelling of operational risk data to determine capital requirements.

We assess economic capital requirements for these risk types by utilising the embedded operational infrastructure used for the Pillar 1 capital calculation, together with an additional suite of models that take into account, in particular:

•	the increased level of confidence required to meet our strategic goals (99.95%); and

•	internal assessments of diversification of risks within our portfolios and, similarly, any concentrations of risk that arise.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Non-trading book interest rate risk

Interest rate risk in non-trading portfolios arises principally from mismatches between the future yield on assets and their funding cost as a result of interest rate changes. Analysis of this risk is complicated by having to make assumptions on embedded optionality within certain product areas, such as the incidence of mortgage prepayments, and from behavioural assumptions regarding the economic duration of liabilities which are contractually repayable on demand, such as current accounts.

The economic capital requirement for non-trading interest rate risk under Pillar 2 is measured by EVE sensitivity. EVE sensitivity considers all re-pricing mismatches assuming a run-off of the current balance sheet, and quantifies the larger loss in economic value of the Group’s net asset position (including off balance sheet positions) under a +/- 200bps shock to interest rates.

Risk management of insurance operations

We provide wealth and protection insurance products principally for customers with whom we have a banking relationship. Insurance products are sold through all global businesses, but predominantly by RBWM and CMB, through our branches and direct channels worldwide.

The insurance contracts we sell relate to the underlying needs of our banking customers, which we can identify from our point-of-sale contacts and customer knowledge. The majority of sales are of savings and investment products and term and credit life contracts. By focusing largely on personal and SME lines of business we are able to optimise volumes and diversify individual insurance risks.

Where we have operational scale and risk appetite, mostly in life insurance, these insurance products are manufactured by HSBC subsidiaries. Manufacturing insurance allows us to retain the risks and rewards associated with writing insurance contracts as part of the underwriting profit, investment income and distribution commission are kept within the Group.

Where we do not have the risk appetite or operational scale to be an effective insurance manufacturer, we engage with a handful of leading external insurance companies in order to provide insurance products to our customers through our banking network and direct channels. These arrangements are generally structured with our exclusive strategic partners and earn the Group a combination of commissions, fees and a share of profits.

We distribute insurance products in all of our geographical regions. We have core life insurance manufacturing entities, the majority of which are direct subsidiaries of legal banking entities, in seven countries (Argentina, Brazil, Mexico, France, UK, Hong Kong and Singapore). Our life insurance manufacturing entities in the US were disposed of during the year.

We continue to evolve the risk-based capital methodology used within our insurance businesses for risk and performance management. 2013 saw enhancements to movement analysis and further embedding into management decision making.

Pension risk

Pension risk arises from the potential for a deficit to emerge in a defined-benefit pension plan. This risk is assessed using an economic capital model, using VAR methodology, which takes into account possible variations in the factors underlying such a deficit.

Residual risk

Residual risk is, primarily, the risk that mitigation techniques prove less effective than expected. This category also includes risks from specific business events that give rise to exposures not deemed to be included in the major risk categories. We conduct economic capital assessments of such risks on a regular, forward-looking basis to ensure that their impact is adequately covered by our capital base.

Structural foreign exchange risk

Structural foreign exchange risks arise from our net investments in subsidiaries, branches and associates, the functional currencies of which are other than the US dollar. Unrealised gains or losses due to revaluations of structural foreign exchange exposures are reflected in reserves, whereas other unrealised gains or losses arising from revaluations of foreign exchange positions are reflected in the income statement.

Our structural foreign exchange exposures are managed with the primary objective of ensuring, where practical, that our consolidated capital ratios and the capital ratios of the individual banking subsidiaries are largely protected from the effect of changes in exchange rates. This is usually achieved by ensuring that, for each subsidiary bank, the ratio of structural exposures in a given currency to RWAs denominated in that currency is broadly equal to

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

the capital ratio of the subsidiary in question. We evaluate residual structural foreign exchange exposures using an expected shortfall method. Details of our structural FX exposures are provided on page 237 of the Annual Report and Accounts 2013.

Risks not explicitly assessed via capital

Liquidity risk

We use cash-flow stress testing as part of our control processes to assess liquidity risk. We do not manage liquidity through the explicit allocation of capital as, in common with standard industry practice, this is not considered to be an appropriate or adequate mechanism for managing these risks. However, we recognise that a strong capital base can help to mitigate liquidity risk both by providing a capital buffer to allow an entity to raise funds and deploy them in liquid positions, and by serving to reduce the credit risk taken by providers of funds to the Group.

Reputational risk

As a banking group, our good reputation depends upon the way in which we conduct our business, but it can also be affected by the way in which clients, to whom we provide financial services, conduct themselves. The safeguarding of our reputation is paramount and is the responsibility of all members of staff, supported by a global risk management structure, underpinned by relevant policies and practices, readily available guidance and regular training. Our continuing emphasis on values makes these more explicit, to ensure we meet the expectations of society, customers, regulators and investors.

Sustainability risk

Sustainability risks arise from the provision of financial services to companies or projects which run counter to the needs of sustainable development; in effect, this risk arises when the environmental and social effects outweigh economic benefits. Sustainability risk is implicitly covered for economic capital purposes in credit risk, where risks associated with lending to certain categories of customers and industries are embedded.

Business risk

The PRA specifies that banks, as part of their internal assessment of capital adequacy process, should review their exposure to business risk.

Business risk is the potential negative impact on profits and capital from the Group not meeting our strategic objectives, as a result of unforeseen changes in the business and regulatory environment, exposure to economic cycles and technological changes.

We manage and mitigate business risk through our business planning and stress testing processes, so that our business model and planned activities are resourced and capitalised consistent with the commercial, economic and risk environment in which the Group operates, and that any potential vulnerabilities of our business plans are identified at an early stage so that mitigating actions can be taken.

Dilution risk

Dilution risk is the risk that an amount receivable is reduced through cash or non-cash credit to the obligor, and arises mainly from factoring and invoice discounting transactions.

Where there is recourse to the seller, we treat these transactions as loans secured by the collateral of the debts purchased and do not report dilution risk for them. For our non recourse portfolio, we do not report any dilution risk as we obtain an indemnity from the seller which indemnifies us against this risk. Moreover, factoring transactions involve lending at a discount to the face-value of the receivables which provides protection against dilution risk.

Details of our management of these risks may be found on the following pages of the Annual Report and Accounts 2013: liquidity and funding 213, structural foreign exchange 237, reputational 260 and sustainability 263.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Appendix III

Supplementary Basel III disclosures

Composition of regulatory capital on a Basel III basis

	At 31 December 2013	CRR prescribed residual amount	Final CRD IV text
	US$m	US$m	US$m

CET1 capital: instruments and reserves

Capital instruments and the related share premium accounts	19,145	–	19,145
Retained earnings	126,008	–	126,008
Accumulated other comprehensive income (and other reserves)	19,189	–	19,189
Minority interests (amount allowed in consolidated CET1)	3,644	–	3,644
Independently reviewed interim net profits net of any foreseeable charge or dividend[1]	(285)	–	(285)

CET1 capital before regulatory adjustments	167,701	–	167,701

CET1 capital: regulatory adjustments	(35,187)	–	(35,187)

Additional value adjustments	(2,006)	–	(2,006)
Intangible assets (net of related deferred tax liability)	(24,899)	–	(24,899)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)	(680)	–	(680)
Fair value reserves related to gains or losses on cash flow hedges	121	–	121
Negative amounts resulting from the calculation of expected loss amounts	(5,976)	–	(5,976)
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	661	–	661
Defined-benefit pension fund assets	(1,731)	–	(1,731)
Direct and indirect holdings of own CET1 instruments	(677)	–	(677)

Regulatory adjustments applied to CET1 in respect of amounts subject to pre-CRR treatment
Regulatory adjustments relating to unrealised gains and losses	(1,281)	1,281	–
of which: reserves arising from revaluation of property	(1,281)	1,281	–

Total regulatory adjustments to CET1	(36,468)	1,281	(35,187)

CET1 capital	131,233	1,281	132,514

Additional Tier 1 (‘AT1’) capital: instruments

Amount of qualifying items and the related share premium accounts subject to phase out from AT1	10,594	(10,594)	–
Qualifying tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties	3,979	(3,614)	365
of which: instruments issued by subsidiaries subject to phase out	3,248	(3,248)	–

AT1 capital before regulatory adjustments	14,573	(14,208)	365
Residual amounts deducted from Additional Tier 1 capital with regard to deduction from Tier 2 capital during the transitional period	(165)	165	–
Regulatory adjustments to AT1 capital	(165)	165	–

AT1 capital	14,408	(14,043)	365

Tier 1 capital (T1 = CET1 + AT1)	145,641	(12,762)	132,879

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

	At 31 December 2013	CRR prescribed residual amount	Final CRD IV text
	US$m	US$m	US$m

Tier 2 (‘T2’) capital: instruments and provisions

Capital instruments and the related share premium accounts	11,729	–	11,729
Amount of qualifying items and the related share premium accounts subject to phase out from T2	7,593	(7,593)	–
Qualifying own funds instruments included in consolidated T2 capital issued by subsidiaries and held by third parties	16,464	(16,033)	431
of which: instruments issued by subsidiaries subject to phase out	16,377	(16,377)	–

T2 capital before regulatory adjustments	35,786	(23,626)	12,160

Direct and indirect holdings by the institution of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions) (negative amount)	(248)	(165)	(413)
Regulatory adjustments to AT1 capital	(248)	(165)	(413)

T2 capital	35,538	(23,791)	11,747

Total capital (TC = T1 + T2)	181,179	(36,553)	144,626

1	Following regulatory guidance, the prospective fourth interim dividend, net of projected scrip, has been deducted from the fourth interim profits.

Capital table: basis of preparation

This disclosure has been produced to meet a regulatory requirement set out in a letter to major UK banks in October 2012 from the FSA. Banks were asked to provide detailed estimates of the composition of their regulatory capital calculated under the draft CRD IV rules on a first-year transitional basis, i.e. applying the draft CRD IV rules to the balance sheet position at 31 December 2012 as if banks were at the start of year 1 of the transition period.

The disclosure was required in the format prescribed in Annex VI ‘Transitional Own Funds disclosure template’ to the EBA consultation paper ‘Draft Implementing Technical Standards on Disclosure for Own Funds by Institutions’ (EBA/CP/2012/04 of 7 June 2012).

At 31 December 2012, our disclosures were based on the July 2011 draft version of the CRD IV text and followed the transitional assumptions detailed in the supplementary guidance ‘CRD IV transitional provisions on capital resources’, published by the FSA on 26 October 2012.

In January 2014, the PRA issued a letter requiring major UK banks to continue the disclosure of capital resources on a transitional basis following the same format but using the final CRD IV rules published in June 2013 and the final PRA rules in Policy Statement PS 7/13, which transposed the various areas of national discretion within the final CRD IV legislation into UK law.

Where appropriate, additional line items have been included to accommodate certain amounts not captured by the template. For completeness, we have also included a third column and provided additional information in the second column, in order to facilitate the reading of the end-point (full impact) capital resources position which results from adding the two columns together.

The basis of preparation of the various items is consistent with that used for our other disclosures in this document in the calculation of our estimated position under Basel III/CRD IV rules.

Whilst CRD IV allows for the majority of regulatory adjustments and deductions from CET1 to be implemented on a gradual basis from 1 January 2014 to 1 January 2018, the PRA did not adopt most of these transitional provisions, thereby opting for acceleration of the CRD IV end point definition of CET1. Notwithstanding this, the transitional provisions for unrealised gains have been applied, whereby unrealised gains on investment property can only be recognised in CET1 capital from 1 January 2015. This basis differs from the one used for 31 December 2012, where, following the FSA’s instructions, we had assumed most of the items would benefit from a gradual implementation following the minimum phasing-in percentages contemplated in the CRD IV legislation.

For tier 1 and tier 2 capital, the PRA followed the CRD IV timing of the transitional provisions for applying the necessary regulatory adjustments and deductions. The effect of these adjustments will be phased in at levels increasing 20% each year from 1 January 2014 to 1 January 2018.

It should be noted that during the CRD IV transitional period, the residual amounts of items

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

not yet subject to the new rules in full would receive the capital treatment prescribed under the CRD IV transitional provisions.

Non CRD IV compliant additional tier 1 and tier 2 instruments benefit from a grandfathering period. This progressively reduces the eligible amount by 10% annually, following an initial 20% on 1 January 2014, until they are fully phased out by 1 January 2022.

At the time of writing, although we have final CRD IV rules, there remain many technical standards and guidelines still to be issued by the EBA in draft form for consultation or pending publication in 2014. These require adoption by the European Commission to come legally into force. This provides further uncertainty as to the precise capital requirements under CRD IV. We have not incorporated the impact of those draft standards in our estimates.

Moreover, as the transposition of the CRD IV rules in the UK was only published in late December 2013, we are still in the process of upgrading our models and systems used to calculate capital numbers in a CRD IV environment and, as a consequence, these are subject to change.

For further information on the basis of preparation of CRD IV end point regulatory capital, refer to page 324 of the Annual Report and Accounts 2013.

Leverage ratio: basis of preparation

The estimated tier 1 capital figure is based on an ‘end point Basel III’ definition of tier 1 capital applicable from 1 January 2022, applying the final CRD IV rules published in June 2013. For further information on the basis of preparation of this, see page 324 of the Annual Report and Accounts 2013. We also disclose, for comparison purposes, an estimated leverage ratio which includes, in our tier 1 capital, instruments that will be ineligible for inclusion after the Basel III transitional period has fully elapsed.

The total exposures are calculated according to the December 2010 Basel III rules text, the instructions for the Basel III July 2012 Quantitative Impact Study, its related Frequently Asked Questions and the PRA’s guidance on the methodologies used there. They are based on financial accounting rules for on- and off-balance exposures, adjusted as follows:

•

the scope of netting for derivatives and SFTs is extended to all scenarios where we would recognise a netting agreement for Basel II regulatory purposes, except for cross-product netting which is not permitted. For SFTs, only cash payables and receivables are netted and not securities provided or received;

•	the inclusion of potential future exposure add-ons for both OTC and exchange-traded derivatives;

•	off-balance sheet items are included in full except for commitments that are unconditionally cancellable at any time by HSBC without prior notice, where only 10% of the exposures are included;

•	the exclusion of items deducted from the calculation of end-point tier 1 capital; and

•	for investments in banking associates that are equity accounted in the financial accounting consolidation but proportionally consolidated for regulatory purposes, the accounting treatment is used.

It should be noted that this PRA-prescribed basis for disclosing the leverage ratio is not aligned with the November 2013 supervisory statement, the CRD IV final rules or the Basel Committee’s final proposals on the Basel III leverage ratio.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Appendix IV

References to Annual Report and Accounts 2013

This document includes a number of references to the Annual Report and Accounts 2013 on subjects where additional information may be found, as follows:

Page in this document		Page(s) in ARA

5	HSBC’s implementation of EDTF recommendations	131

8	RWA flow analysis	302 and 303

9	Basis of consolidation for financial accounting purposes	430

12	The use of SPEs in the Group’s securitisation programme	550

14	Our approach to capital management	319

14	A table of the movement in total regulatory capital during the year to 31 December 2013	304

14	Main features of capital securities issued by the Group	528, 529, 544 and 545

16	The Group’s risk profile arising from the business activities of our global businesses	37

23	The Group’s stress testing activities, areas of special interest and top and emerging risks	139, 147 and 141

24,26	Basis of preparation of the estimated effect of the CRD IV end point applied to the 31 December 2013 position	324

29	Further details on the five main elements underpinning our risk culture	39

29	Risk governance structure and approach to risk appetite	353 and 355

29	The risk appetite framework	354

31	Credit responsibilities of Global Risk	266

44	Details of the Group’s approach to credit quality classification	267

64	Details of the Group’s impaired loans and advances, past due but not impaired assets and impairment allowances and charges	172

64	Our approach for determining impairment allowances	434

65	Collateral held over Residential and Commercial Real Estate properties	179

65	Information on CDS mitigants	179

67	Information on credit risk mitigation	178

70	Details of our estimated CVA risk capital charge	327

70	Credit derivative transactions	501

71	Net derivative credit exposure	499

71	Derivatives offset in the ‘Maximum Exposure to Credit Risk’ table	159

77	Entities used in securitisations	550

77	Assessing control over SPEs	430

82	Further information on market risk	230

82	Further information on VaR back-testing	233

85	Compliance and legal risks	37 and 554

85	Information on the possible historical mis-selling of PPI and interest rate protection products in the UK	526

85	Further details relating to risk mitigating actions	247

85	Operational risk – the ‘Three lines of defence’ model and our ORMF	244

87	The Group’s monitoring of the sensitivity of projected net interest income under varying interest rate scenarios	240

88	Accounting policy for AFS equity investments and valuation of financial instruments	439 and 433

88	Valuation techniques applied to private equity	487

94	Comparator group companies used for benchmarking of base salaries	388

100	Structural foreign exchange exposures	237

100	Liquidity and funding, structural foreign exchange, reputational and sustainability risk	213, 237, 260, 263

103	Further information on the basis of preparation of CRD IV end point regulatory capital	324

103	Basis of preparation for estimated tier 1 capital figure based on an ‘end point Basel III’ definition of tier 1 capital applicable from 1 January 2022, applying the final CRD IV rules published in June 2013	324

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Appendix V

Abbreviations

Abbreviation	Brief description

A

ABS[1]	Asset-backed security

AFS[1]	Available for sale

AMA	Advanced Measurement Approach

AT1 capital	Additional Tier 1 capital

B

Basel Committee	Basel Committee on Banking Supervision

BIPRU	Prudential Sourcebook for Banks, Building Societies and Investment Firms

BoCom	Bank of Communications Co., Limited, one of China’s largest banks

C

CCB	Counter-cyclical capital buffer

CCP	Central counterparty

CCF[1]	Credit conversion factor

CCR[1]	Counterparty credit risk

CCAR[1]	Comprehensive Capital Analysis and Review

CDS[1]	Credit default swap

CET1[1]	Common equity tier 1

CML	Consumer and Mortgage Lending (US)

CPB[1]	Capital planning buffer

CRD[1]	Capital Requirements Directive

CRE[1]	Commercial real estate

CRM[1]	Comprehensive risk measure

CRR[1]	Customer risk rating

CSA[1]	Credit Support Annex

CVA[1]	Credit valuation adjustment

E

EAD[1]	Exposure at default

EBA	European Banking Authority

ECAI[1]	External Credit Assessment Institutions

EDTF	Enhanced Disclosure Task Force

EEA	European Economic Area

EL1	Expected loss

EU	European Union

EVE[1]	Economic value of equity

F

FCA[1]	Financial Conduct Authority (UK)

FCCM[1]	Financial collateral comprehensive method

Fitch	Fitch Group

FPC[1]	Financial Policy Committee (UK)

G

GB&M	Global Banking and Markets, a global business

GCRO	Group Chief Risk Officer.

GENPRU	The PRA’s rules, as set out in the General Prudential Sourcebook.

GMB	Group Management Board

GPB	Global Private Banking, a global business

GPSP	Group Performance Share Plan

GRC	Group Risk Committee

Group	HSBC Holdings together with its subsidiary undertakings

G-SIB[1]	Global systemically important bank

GSE[1]	Government-sponsored enterprises

H

HBUS	HSBC Bank USA NA

HNAH	HSBC North America Holdings Inc.

Hong Kong	The Hong Kong Special Administrative Region of the People’s Republic of China

HSBC	HSBC Holdings together with its subsidiary undertakings

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Abbreviation	Brief description

I

IAA[1]	Internal Assessment Approach

ICAAP[1]	Internal Capital Adequacy Assessment Process

IFRSs	International Financial Reporting Standards

IMM[1]	Internal Model Method

IRB[1]	Internal ratings-based approach

IRC[1]	Incremental risk charge

ISDA	International Swaps and Derivatives Association

L

LGD[1]	Loss given default

Libor	London Interbank Offer Rate

M

MENA	Middle East and North Africa

MOC	Model Oversight Committee

Moody’s	Moody’s Investor Service

O

OIS	Overnight Index Swap

ORMF	Operational risk management framework

OTC[1]	Over-the-counter

P

PD1	Probability of default

PIT[1]	Point-in-time

PPI	Payment protection insurance product

PRA[1]	Prudential Regulation Authority (UK)

PVA[1]	Prudent valuation adjustment

PVIF	Present value of in-force long-term insurance business

R

RBM[1]	Ratings Based Method

Retail IRB[1]	Retail Internal Ratings Based approach

RMM	Risk Management Meeting

RNIV	Risks not in VaR

RTS	Regulatory Technical Standard

RWA[1]	Risk-weighted asset

S

S&P	Standard and Poor’s rating agency

SFM[1]	Supervisory Formula Method

SFT[1]	Securities Financing Transactions

SIC	Securities Investment Conduit

SME	Small and medium-sized enterprise

SPE[1]	Special Purpose Entity

STD[1]	Standardised approach

T

TTC[1]	Through-the-cycle

T2 capital	Tier 2 capital

U

UK	United Kingdom

US$	United States dollar

US	United States of America

V

VaR[1]	Value at risk

1	Full definition included in Glossary on page 107.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Appendix VI

Glossary

Term	Definition

A

Additional value adjustment	See ‘Prudent valuation adjustment’.

Arrears

Customers are said to be in arrears (or in a state of delinquency) when they are behind in fulfilling their obligations, with the result that an outstanding loan is unpaid or overdue. When a customer is in arrears, the total outstanding loans on which payments are overdue are described as delinquent.

Asset-backed securities (‘ABS’s)

Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages.

Available-for-sale (‘AFS’) financial assets

Those non-derivative financial assets that are designated as available for sale or are not classified as a) loans and receivables b) held-to-maturity investments or c) financial assets at fair value through profit or loss.

B

Back-testing	A statistical technique used to monitor and assess the accuracy of a model, and how that model would have performed had it been applied in the past.

Basel II	The capital adequacy framework issued by the Basel Committee on Banking Supervision in June 2006 in the form of the ‘International Convergence of Capital Measurement and Capital Standards’.

Basel 2.5	The update to Basel II including changes to capital and disclosure requirements for securitisation and market risk, which took effect in December 2011.

Basel III

In December 2010, the Basel Committee issued ‘Basel III rules: a global regulatory framework for more resilient banks and banking systems’ and ‘International framework for liquidity risk measurement, standards and monitoring’. Together these documents present the Basel Committee’s reforms to strengthen global capital and liquidity rules with the goal of promoting a more resilient banking sector. In June 2011, the Basel Committee issued a revision to the former document setting out the finalised capital treatment for counterparty credit risk in bilateral trades. The Basel III requirements will be phased in with full implementation by 1 January 2019.

Basis risk

The risk that prices of offsetting financial instruments in a hedging strategy will not move in entirely opposite directions from each other. There is therefore a risk that the imperfect correlation between the instruments used for the hedging strategy produces an overall gain or loss.

BIPRU	Prudential sourcebook for Banks, Building Societies and Investment Firms

C

Capital conservation buffer

A capital buffer, prescribed by regulators under Basel III, and designed to ensure banks build up capital buffers outside periods of stress which can be drawn down as losses are incurred. Should a bank’s capital levels fall within the capital conservation buffer range, capital distributions will be constrained by the regulators.

Capital planning buffer (‘CPB’)

A capital buffer, prescribed by the PRA under Basel II, and designed to ensure banks build up capital buffers outside periods of stress which can be drawn down as losses are incurred. Should a bank’s capital levels fall within the capital planning buffer range, a period of heightened regulatory interaction would be triggered.

Capital required	Capital required represents the Pillar 1 capital charge calculated at 8% of RWAs.

Capital requirements directive (‘CRD’)

A capital adequacy legislative package issued by the European Commission and adopted by EU member states. The first CRD legislative package gave effect to the Basel II proposals in the EU and came into force on 20 July 2006. CRD II, which came into force on 31 December 2010, subsequently updated the requirements for capital instruments, large exposure, liquidity risk and securitisation. A further CRD III amendment updated market risk capital and additional securitisation requirements and came into force on 31 December 2011.

CRD IV package comprises a recast Capital Requirements Directive and a new Capital Requirements Regulation. The package implements the Basel III capital proposals together with transitional arrangements for some of its requirements. CRD IV proposals came into force on 1 January 2014.

Capital resources	Capital held on balance sheet that is eligible to satisfy capital requirements.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Term	Definition

Code Staff

Senior management, risk takers, staff engaged in control functions, and any employee whose total remuneration takes them into the same remuneration bracket as senior management and risk takers and whose professional activities have a material impact on the firm’s risk profile.

Commercial paper (‘CP’)

An unsecured, short-term debt instrument issued by a corporation, typically for the financing of accounts receivable, inventories and meeting short-term liabilities. The debt is usually issued at a discount, reflecting prevailing market interest rates.

Commercial real estate	Any real estate, comprising buildings or land, intended to generate a profit, either from capital gain or rental income.

Common equity tier 1 capital (‘CET1’)

The highest quality form of regulatory capital under Basel III that comprises common shares issued and related share premium, retained earnings and other reserves excluding the cash flow hedging reserve, less specified regulatory adjustments.

CET 1 ratio	A Basel III measure, of CET 1 capital expressed as percentage of total risk exposure amount.

Comprehensive Capital Analysis and Review (‘CCAR’)

The Comprehensive Capital Analysis and Review (CCAR) is an annual exercise by the Federal Reserve to ensure that institutions have robust, forward-looking capital planning processes that account for their unique risks and sufficient capital to continue operations throughout times of economic and financial stress.

Comprehensive risk measure (‘CRM’)

The comprehensive risk measure model covers all positions that are part of the correlation trading portfolio. Comprehensive risk measure covers all price risks including spread, default and migration. Like incremental risk charge, it is calibrated to a 99.9 percentile loss and a one-year capital horizon to generate a capital add-on to VAR.

Conduits

HSBC sponsors and manages multi-seller conduits and SICs. The multi-seller conduits hold interests in diversified pools of third-party assets such as vehicle loans, trade receivables and credit card receivables funded through the issuance of short-dated commercial paper and supported by a liquidity facility. The SICs hold predominantly asset-backed securities referencing such items as commercial and residential mortgages, vehicle loans and credit card receivables funded through the issuance of both long-term and short-term debt.

Consumer and Mortgage Lending (‘CML’)

In the US, the CML portfolio consists of our Consumer Lending and Mortgage Services businesses, which are in run-off.

The Consumer Lending business offered secured and unsecured loan products, such as first and second lien mortgage loans, open-ended home equity loans and personal non-credit card loans through branch locations and direct mail. The majority of the mortgage lending products were for refinancing and debt consolidation rather than home purchases. In the first quarter of 2009, we discontinued all originations by our Consumer Lending business.

Prior to the first quarter of 2007, when we ceased loan purchase activity, the Mortgage Services business purchased non-conforming first and second lien real estate secured loans from unaffiliated third parties. The business also included the operations of Decision One Mortgage Company (‘Decision One’), which historically originated mortgage loans sourced by independent mortgage brokers and sold these to secondary market purchasers. Decision One ceased originations in September 2007.

Core tier 1 capital

The highest quality form of regulatory capital under Basel II that comprises total shareholders’ equity and related non-controlling interests, less goodwill and intangible assets and certain other regulatory adjustments.

Core tier 1 ratio	A Basel II measure, of core tier 1 capital expressed as a percentage of the total risk-weighted assets.

Countercyclical capital buffer (‘CCB’)

A capital buffer, prescribed by regulators under Basel III, which aims to ensure that capital requirements take account of the macro-financial environment in which banks operate. This will provide the banking sector with additional capital to protect it against potential future losses, when excess credit growth in the financial system as a whole is associated with an increase in system-wide risk.

Counterparty credit risk (‘CCR’)	Counterparty credit risk, in both the trading and non-trading books, is the risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction.

CRD III	See ‘Capital requirements directive’.

CRD IV	See ‘Capital requirements directive’.

Credit Conversion Factor (‘CCF’)	CCFs are used in determining the EAD in relation to credit risk exposures. The CCF is an estimate of the proportion of undrawn commitments expected to have been drawn down at the point of default.

Credit default swap (‘CDS’)

A derivative contract whereby a buyer pays a fee to a seller in return for receiving a payment in the event of a defined credit event (e.g. bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency) on an underlying obligation (which may or may not be held by the buyer).

Credit enhancements	Facilities used to enhance the creditworthiness of financial obligations and cover losses due to asset default.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Term	Definition

Credit quality step	A step in the PRA credit quality assessment scale which is based on the credit ratings of ECAIs. It is used to assign risk weights under the standardised approach.

Credit risk

Risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises mainly from direct lending, trade finance and leasing business, but also from products such as guarantees, derivatives and debt securities.

Credit risk mitigation	A technique to reduce the credit risk associated with an exposure by application of credit risk mitigants such as collateral, guarantees and credit protection.

Credit spread option	A derivative that transfers risk from one party to another. The buyer pays an initial premium in exchange for potential cash flows if the credit spread changes from its current level.

Credit Support Annex (‘CSA’)	A legal document that regulates credit support (collateral) for OTC derivative transactions between two parties.

Customer risk rating (‘CRR’)	An internal scale of 23 grades measuring obligor PD.

CVA risk capital charge	A capital charge under CRD IV to cover the risk of mark-to-market losses on expected counterparty risk to derivatives.

D

Debit valuation adjustment (‘DVA’)	An adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity’s own credit risk.

Debt securities	Financial assets on the Group’s balance sheet representing certificates of indebtedness of credit institutions, public bodies or other undertakings, excluding those issued by central banks.

Delinquency	See ‘Arrears’.

E

Economic capital	The internally calculated capital requirement which is deemed necessary by HSBC to support the risks to which it is exposed.

Economic Value of Equity (‘EVE’)	Considers all re-pricing mismatches in the current balance sheet and calculates the change in market value that would result from a set of defined interest rate shocks.

Equity risk	The risk arising from positions, either long or short, in equities or equity-based instruments, which create exposure to a change in the market price of the equities or equity instruments.

Expected loss (‘EL’)

A regulatory calculation of the amount expected to be lost on an exposure using a 12-month time horizon and downturn loss estimates. EL is calculated by multiplying the PD (a percentage) by the EAD (an amount) and LGD (a percentage).

Exposure	A claim, contingent claim or position which carries a risk of financial loss.

Exposure at default (‘EAD’)

The amount expected to be outstanding after any credit risk mitigation, if and when the counterparty defaults. EAD reflects drawn balances as well as allowance for undrawn amounts of commitments and contingent exposures.

Exposure value	Exposure at default.

External Credit Assessment Institutions (‘ECAI’)	ECAIs include external credit rating agencies such as Standard & Poor’s, Moody’s and Fitch.

F

Fair value	Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Financial collateral comprehensive method

This method applies a volatility adjustment (or ‘haircut’) to the value of the collateral to allow for the fact that the collateral taken may fall in value when it comes to taking control of the collateral and selling it. This adjusted collateral value is then subtracted from the exposure to create an ‘adjusted exposure’. Firms on the standardised approach will then apply the risk weight of the borrower to the adjusted exposure value, while firms using foundation IRB make a formulaic adjustment to the LGD number which has a similar effect. To calculate these ‘haircuts’, the firm can use either a table of supervisory numbers or its own numbers if it meets certain requirements.

Financial Conduct Authority (‘FCA’)

The Financial Conduct Authority regulates the conduct of financial firms and, for certain firms, prudential standards in the UK. It has a strategic objective to ensure that the relevant markets function well.

Financial Policy Committee (‘FPC’)

The Financial Policy Committee, at the Bank of England, is charged with a primary objective of identifying, monitoring and taking action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC has a secondary objective to support the economic policy of the UK Government.

Firm Data Submission Framework

A comprehensive framework for the submission of the data by banks to the PRA for the purpose of conducting stress tests. Over the past two years it has been designed and implemented by the PRA (and before that the FSA) in collaboration with a number of large UK banks.

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Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Term	Definition

G

Global Systemically Important Bank (‘G-SIB’)

In parallel with the Basel III proposals, the Basel Committee issued in July 2011 a consultative document: ‘Global systemically important banks: assessment methodology and the additional loss absorbency requirement’, and in November 2011, its first rules on G-SIBs. The Financial Stability Board (‘FSB’) periodically issues the list of G-SIBs, which currently includes HSBC and 28 other major banks from around the world and is re-assessed through annual re-scoring of the individual banks and a triennial review of the methodology.

The requirements, initially for those banks identified in November 2014 as G-SIBs, will be phased in from 1 January 2016, becoming fully effective on 1 January 2019. National regulators have discretion to introduce higher thresholds than the minima. In November 2013, the FSB published a revised list of G-SIBs and their current assessment of the appropriate capital charge. HSBC was assigned an add-on of 2.5%.

Government-sponsored enterprises (‘GSEs’)

A group of financial services enterprises created by the US Congress to reduce the cost of capital for certain borrowing sectors of the economy, and to make them more efficient and transparent. Examples in the residential mortgage borrowing segment are Freddie Mac and Fannie Mae. GSEs carry the implicit backing, but are not direct obligations, of the US Government.

H

Haircut

A discount applied by management when determining the amount at which an asset can be realised. The discount takes into account the method of realisation including the extent to which an active market for the asset exists. With respect to credit risk mitigation, a downward adjustment to collateral value to reflect any currency or maturity mismatches between the credit risk mitigant and the underlying exposure to which it is being applied. Also a valuation adjustment to reflect any fall in value between the date the collateral was called and the date of liquidation or enforcement.

Held-to-maturity	An accounting classification for investments acquired with the intention and ability of being held until they mature.

I

Impaired loans	Loans where the Group does not expect to collect all the contractual cash flows or expects to collect them later than they are contractually due.

Impairment allowances	Management’s best estimate of losses incurred in the loan portfolios at the balance sheet date.

Impairment charge

Impairment charges represent a movement in the impairment allowance balance during the year, reflecting loss events which occurred during the financial year and changes in estimates of losses arising on events which occurred prior to the current year.

Incremental risk charge (‘IRC’)

The IRC model captures the potential distribution of profit and loss due to default and migration for a portfolio of credit positions. For credit positions held on the trading book, and subject to specific interest rate risk VAR for regulatory capital, an IRC based on the 99.9th percentile of the IRC distribution, over a one-year capital horizon, is used as a capital add-on to VAR.

Institutions

Under the standardised approach, Institutions comprise credit institutions or investment firms. Under the IRB approach, Institutions also include regional governments and local authorities, public sector entities and multilateral development banks.

Insurance risk

A risk, other than financial risk, transferred from the holder of a contract to the insurance provider. The principal insurance risk is that, over time, the combined cost of claims, administration and acquisition of the contract may exceed the aggregate amount of premiums received and investment income.

Interest rate risk (‘IRR’)	Exposure to adverse movements in interest rates. Accepting this risk is a normal part of banking and can be an important source of profitability and shareholder value.

Internal Assessment Approach (‘IAA’)

One of three calculation methods defined under the IRB approach to securitisations. The IAA is limited to exposures arising from asset-backed commercial paper programmes, mainly related to liquidity facilities and credit enhancement. Eligible ECAI rating methodology is applied to each asset class in order to derive the equivalent rating level for each transaction. This methodology is verified by the internal Credit function as part of the approval process for each new transaction. The performance of each underlying asset portfolio is monitored to confirm that the applicable equivalent rating level still applies and is independently verified.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Term	Definition

Internal Capital Adequacy Assessment Process (‘ICAAP’)	The Group’s own assessment of the levels of capital that it needs to hold through an examination of its risk profile from regulatory and economic capital viewpoints.

Internal Model Method (‘IMM’)	One of three approaches defined by Basel II to determine exposure values for counterparty credit risk.

Internal ratings-based approach (‘IRB’)	A method of calculating credit risk capital requirements using internal, rather than supervisory, estimates of risk parameters.

Invested capital	Equity capital invested in HSBC by its shareholders, adjusted for certain reserves and goodwill previously amortised or written off.

IRB advanced approach (‘AIRB’)	A method of calculating credit risk capital requirements using internal PD, LGD and EAD models.

IRB foundation approach (‘FIRB’)	A method of calculating credit risk capital requirements using internal PD models but with supervisory estimates of LGD and conversion factors for the calculation of EAD.

ISDA	International Swaps and Derivatives Association.

ISDA Master agreement	Standardised contract developed by ISDA used as an umbrella contract under which bilateral derivatives contracts are entered into.

L

Leverage ratio

A measure, prescribed by regulators under Basel III, which is the ratio of tier 1 capital to total exposures. Total exposures include on-balance sheet items, off-balance sheet items and derivatives, and should generally follow the accounting measure of exposure. This supplementary measure to the risk-based capital requirements is intended to constrain the build-up of excess leverage in the banking sector.

Liquidity risk

The risk that HSBC does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. This risk arises from mismatches in the timing of cash flows.

Loss given default (‘LGD’)	The estimated ratio (percentage) of the loss on an exposure to the amount outstanding at default (EAD) upon default of a counterparty.

M

Market risk	The risk that movements in market risk factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices will reduce income or portfolio values.

Mark-to-market approach	One of three approaches defined by Basel II to determine exposure values for counterparty credit risk.

Minimum capital requirement	The minimum amount of regulatory capital that a financial institution must hold to meet the Pillar 1 requirements for credit, market and operational risk. Also see ‘capital required’.

Model validation

The process of assessing how well a credit risk model performs using a predefined set of criteria including the discriminatory power of the model, the appropriateness of the inputs, and expert opinion.

Multilateral Development Bank

An institution created by a group of countries to provide financing for the purpose of development. Under the standardised approach to credit risk, eligible multilateral development banks attract a zero per cent risk weight.

N

Net interest income	The amount of interest received or receivable on assets net of interest paid or payable on liabilities.

O

Obligor grade

Obligor grades, summarising a more granular underlying counterparty risk rating scale for estimates of PD, are defined as follows:

•   ‘Minimal Default Risk’: The strongest credit risk, with a negligible PD.

•   ‘Low Default Risk’: A strong credit risk, with a low PD.

•   ‘Satisfactory Default Risk’: A good credit risk, with a satisfactory PD.

•   ‘Fair Default Risk’: The risk of default remains fair, but identified weaknesses may warrant more regular monitoring.

•   ‘Moderate Default Risk’: The overall position will not be causing any immediate concern, but more regular monitoring will be necessary as a result of sensitivities to external events that give rise to the possibility of risk of default increasing.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Term	Definition

Obligor grade

•   ‘Significant Default Risk’: Performance may be limited by one or more troublesome aspects, known deterioration, or the prospect of worsening financial status. More regular monitoring required.

•   ‘High Default Risk’: Continued deterioration in financial status, that requires frequent monitoring and ongoing assessment. The PD is of concern but the borrower currently has the capacity to meet its financial commitments.

•   ‘Special Management’: The PD is of increasing concern and the borrower’s capacity to fully meet its financial commitments is becoming increasingly less likely.

•   ‘Default’: A default is considered to have occurred with regard to a particular obligor when either or both of the following events has taken place: the Group considers that the obligor is unlikely to pay its credit obligations in full, without recourse by the Group to actions such as realising security; or the obligor is past due more than 90 days, (90 days to 180 days for retail), on any material credit obligation to the Group.

Operational risk	The risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events, including legal risk.

Over-the-counter (‘OTC’)	A bilateral transaction (e.g. derivatives) that is not exchange traded and that is valued using valuation models.

P

Past due items

‘Past due items’ is an exposure class under the standardised approach to credit risk. A financial asset falls into this exposure class once it is more than 90 days past due. A financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

Pillar 1	Minimum capital requirements - the part of the Basel Accord setting out the calculation of regulatory capital for credit, market, and operational risk.

Pillar 2

The supervisory review process - the part of the Basel Accord which sets out the process by which a bank should review its overall capital adequacy and the processes under which the supervisors evaluate how well financial institutions are assessing their risks and take appropriate actions in response to the assessments.

Pillar 3

Market discipline - the part of the Basel Accord, which sets out the disclosure requirements for banks to publish certain details of their risks, capital and risk management, with the aim of strengthening market discipline.

Point-in-time (‘PIT’)

Estimates of PD (or other measures) generally covering a short time horizon (usually a 12-month period) and that are sensitive to changes in the economic cycle. This differs from a TTC basis which uses long run average economic and risk data to reduce such sensitivity.

Potential Future Exposure (‘PFE’)	The potential future credit exposure on derivatives contracts, calculated using the mark-to-market approach.

Prudential Regulation Authority (‘PRA’)	The Prudential Regulation Authority in the UK is responsible for prudential regulation and supervision of banks, building societies, credit unions, insurers and major investment firms.

PRA Standard rules	The method prescribed by the PRA for calculating market risk capital requirements in the absence of VAR model approval.

Present value of in-force long-term insurance business (‘PVIF’)

An asset representing the present value of the equity holders’ interest in the issuing insurance companies’ profits, expected to emerge from long-term insurance business or long-term investment contracts with discretionary participating features (‘DPF’), written at the balance sheet date.

Private equity investments

Equity securities in operating companies not quoted on a public exchange, often involving the investment of capital in private companies or the acquisition of a public company that results in its delisting.

Probability of default (‘PD’)	The probability that an obligor will default within one year.

Prudent Valuation Adjustment (‘PVA’)

A deduction from common equity tier 1 capital where the prudent value of trading assets or other financial assets measured at fair value is materially lower than the fair value recognised in the financial statements.

Q

Qualifying revolving retail exposures	Retail IRB exposures that are revolving, unsecured, and, to the extent they are not drawn, immediately and unconditionally cancellable, such as credit cards.

R

Ratings Based Method (‘RBM’)

One of three calculation methods defined under the IRB approach to securitisations. The approach uses risk weightings based on ECAI ratings, the granularity of the underlying pool and the seniority of the position and whether it is a re-securitisation.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Term	Definition

Reference PD

HSBC’s master CRR scale has been constructed using a set of PD points, falling at regular intervals along an exponential PD curve and determining the boundaries of 23 CRR bands. Reference PDs have been determined, which for most bands fall mid-way between that band’s boundary PD points. The determination of the bands and corresponding reference PDs takes into account the need to avoid concentration in any one band, and to ensure effective mapping to risk management portfolio quality scales.

Regulatory capital	The capital which HSBC holds, determined in accordance with rules established by the PRA for the consolidated Group and by local regulators for individual Group companies.

Repo/reverse repo (or sale and repurchase agreement)

A short-term funding agreement that allows a borrower to create a collateralised loan by selling a financial asset to a lender. As part of the agreement the borrower commits to repurchase the security at a date in the future repaying the proceeds of the loan. For the party on the other end of the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or a reverse repo.

Re-securitisation	A securitisation of a securitisation exposure, where the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitisation exposure.

Residential Mortgaged Backed Securities (‘RMBSs’)	A type of security whose cash flows come from residential debt such as mortgages, home-equity loans and subprime mortgages.

Residual maturity	The period outstanding from the reporting date to the maturity or end date of an exposure.

Restricted Shares

Awards that define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally between one and three years from the date of the award, and normally subject to the individual remaining in employment. The shares to which the employee becomes entitled may be subject to retention requirement.

Retail Internal Ratings Based (‘Retail IRB’) approach	Retail exposures that are treated under the IRB approach.

Return on equity	Profit attributable to ordinary shareholders of the parent company divided by average ordinary shareholders’ equity.

Risk appetite	The aggregate level and types of risk a firm is willing to assume within its risk capacity to achieve its strategic objectives and business plan.

Risk-weighted assets (‘RWAs’)	Calculated by assigning a degree of risk expressed as a percentage (risk weight) to an exposure value in accordance with the applicable Standardised or IRB approach rules.

RMM	Risk Management Meeting of the GMB.

Run-off portfolios

Legacy credit in GB&M, the US CML portfolio and other US run-off portfolios, including the treasury services related to the US CML businesses and commercial operations in run-off. Origination of new business in the run-off portfolios has been discontinued and balances are being managed down through attrition and sale.

RWA density

The average risk weight, expressed as a percentage of RWAs divided by exposure value, based on those RWA and exposure value numbers before they are rounded to the nearest US$0.1bn for presentation purposes.

S

Securitisation

A transaction or scheme whereby the credit risk associated with an exposure, or pool of exposures, is tranched and where payments to investors in the transaction or scheme are dependent upon the performance of the exposure or pool of exposures.

A traditional securitisation involves the transfer of the exposures being securitised to an SPE which issues securities. In a synthetic securitisation, the tranching is achieved by the use of credit derivatives and the exposures are not removed from the balance sheet of the originator.

Securitisation position	Securitisation position means an exposure to a securitisation.

Securities Financing Transactions (‘SFT’)	The act of loaning a stock, derivative, or other security to an investor or firm.

Significant Influence Function	PRA registered role, recognised as being a control function role.

Six filters

An internal measure designed to improve capital deployment across the Group. Five of the filters examine the strategic relevance of each business in each country, in terms of connectivity and economic development, and the current returns, in terms of profitability, cost efficiency and liquidity. The sixth filter requires adherence to global risk standards.

Sovereign exposures	Exposures to governments, ministries, departments of governments, embassies, consulates and exposures on account of cash balances and deposits with central banks.

Specialised lending exposure

Specialised lending exposures are defined by the PRA as exposures to an entity which was created specifically to finance and/or operate physical assets, where the contractual arrangements give the lender a substantial degree of control over the assets and the income that they generate and the primary source of repayment of the obligation is the income generated by the assets being financed, rather than the independent capacity of a broader commercial enterprise.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Term	Definition

Specific issuer risk	Specific issuer (credit spread) risk arises from a change in the value of debt instruments due to a perceived change in the credit quality of the issuer or underlying assets.

Standardised approach (‘STD’)

In relation to credit risk, a method for calculating credit risk capital requirements using ECAI ratings and supervisory risk weights.

In relation to operational risk, a method of calculating the operational capital requirement by the application of a supervisory defined percentage charge to the gross income of eight specified business lines.

Stressed VaR	A market risk measure based on potential market movements for a continuous one-year period of stress for a trading portfolio.

Special Purpose Entity (‘SPE’)

A corporation, trust or other non-bank entity, established for a narrowly defined purpose, including for carrying on securitisation activities. The structure of the SPE and its activities are intended to isolate its obligations from those of the originator and the holders of the beneficial interests in the securitisation.

Subordinated liabilities	Liabilities which rank after the claims of other creditors of the issuer in the event of insolvency or liquidation.

Supervisory Formula Method (‘SFM’)

An alternative Ratings Based Method to be used primarily on sponsored securitisations. It is used to calculate the capital requirements of exposures to a securitisation as a function of the collateral pool and contractual properties of the tranche or tranches retained.

Supervisory slotting approach

A method for calculating capital requirements for Specialised lending exposures where the internal rating of the obligor is mapped to one of five supervisory categories, each associated with a specific supervisory risk weight.

T

Through-the-cycle (‘TTC’)	A rating methodology which seeks to take cyclical volatility out of the estimation of default risk by assessing a borrower’s performance over the business cycle.

Tier 1 capital

A component of regulatory capital, comprising core tier 1 capital and other tier 1 capital. Other tier 1 capital includes qualifying capital instruments such as non-cumulative perpetual preference shares and hybrid capital securities.

Tier 1 capital ratio	The ratio expresses tier 1 capital as a percentage of risk-weighted assets.

Tier 2 capital

A component of regulatory capital, comprising qualifying subordinated loan capital, related non-controlling interests, allowable collective impairment allowances and unrealised gains arising on the fair valuation of equity instruments held as available-for-sale. Tier 2 capital also includes reserves arising from the revaluation of properties.

Total return swap

A credit derivative transaction that swaps the total return on a financial instrument (cash flows and capital gains and losses), for a guaranteed interest rate, such as an inter-bank rate, plus a margin.

Trading book

Positions in financial instruments and commodities held either with intent to trade or in order to hedge other elements of the trading book. To be eligible for trading book capital treatment, financial instruments must either be free of any restrictive covenants on their tradability or able to be hedged completely.

V

Value at risk (‘VaR’)

A measure of the loss that could occur on risk positions as a result of adverse movements in market risk factors (e.g. rates, prices, volatilities) over a specified time horizon and to a given level of confidence.

W

Write-down/write-off

When a financial asset is written down or written off, a customer balance is partially or fully removed, respectively, from the balance sheet. Loans (and related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, this is generally after receipt of any proceeds from the realisation of security. In circumstances where the net realisable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier.

Wrong-way risk	An adverse correlation between the counterparty’s PD and the mark-to-market value of the underlying transaction.

HSBC HOLDINGS PLC

Capital and Risk Management Pillar 3 Disclosures at 31 December 2013 (continued)

Appendix VII

Contacts

London

Media enquiries to:

Patrick Humphris

Telephone: +44(0)20 7992 1631

Investor relations enquiries to:

Guy Lewis

Senior Manager Investor Relations

Telephone: +44(0)20 7992 1938

Hong Kong

Media enquiries to:

Gareth Hewett

Telephone: +852 2822 4929

Investor relations enquiries to:

Hugh Pye

Head of Investor Relations (Asia)

Telephone: +852 2822 4908

Chicago

Media enquiries to:

Diane Bergan

Telephone: +1 224 880 8055

Investor relations enquiries to:

Cliff Mizialko

Senior Vice President SEC Reporting

and Investor Relations

Telephone: +1 224 880 8008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:	/s/ Iain J Mackay
Name:	Iain J Mackay
Title:	Group Finance Director
Date:	28 February 2014